Filed Pursuant to Rule 424(b)(5)
Registration Statement No. 333-183124

The information in this preliminary prospectus supplement and the accompanying prospectus is not complete and may be changed. This preliminary prospectus supplement and the accompanying prospectus are part of an effective registration statement filed with the Securities and Exchange Commission. This preliminary prospectus supplement and the accompanying prospectus are not an offer to sell, nor do they seek an offer to buy, these securities in any jurisdiction where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED AUGUST 7, 2012

PRELIMINARY PROSPECTUS SUPPLEMENT

(To Prospectus dated August 7, 2012)

Suburban Propane Partners, L.P.

6,300,000 Common Units

We are selling 6,300,000 common units of Suburban Propane Partners, L.P. Our common units are limited partner interests, which are inherently different from the capital stock of a corporation. Our common units are traded on the New York Stock Exchange under the symbol “SPH.” On August 6, 2012, the last sales price of our common units as reported by the New York Stock Exchange was $40.15 per common unit.

Investing in our common units involves risks. You should carefully consider each of the factors described under “Risk Factors” beginning on page S-12 of this prospectus supplement and page 6 of the accompanying prospectus, as well as the documents we previously have filed with the Securities and Exchange Commission that are incorporated by reference therein, for more information before you make any investment in our securities.

	Per Common Unit	Total
Public Offering Price	$	$
Underwriting Discounts and Commissions	$	$
Proceeds, Before Expenses, to Suburban Propane Partners, L.P.	$	$

We have granted the underwriters a 30-day option, exercisable from the date of this prospectus supplement, to purchase up to an additional 945,000 common units from us on the same terms and conditions set forth above.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus supplement or the accompanying prospectus. Any representation to the contrary is a criminal offense.

We anticipate delivery of the common units in this offering through the facilities of the Depository Trust Company on or about                     , 2012, subject to customary closing conditions.

Book-Running Managers

Wells Fargo Securities	BofA Merrill Lynch	Citigroup

Credit Suisse
Deutsche Bank Securities
Goldman, Sachs & Co.
J.P. Morgan
Raymond James

Co-Manager

Stifel Nicolaus Weisel

The date of this prospectus supplement is                     , 2012

PROSPECTUS SUPPLEMENT

i

IMPORTANT NOTICE ABOUT INFORMATION IN THIS PROSPECTUS SUPPLEMENT AND THE ACCOMPANYING PROSPECTUS

This document is in two parts. The first part is this prospectus supplement, which describes the specific terms of this offering of common units and also adds to and updates information contained in the accompanying prospectus and the documents incorporated by reference into this prospectus supplement and the accompanying prospectus. The second part is the accompanying prospectus, which gives more general information about securities we may offer from time to time, some of which may not apply to this offering of common units.

If the information relating to the offering varies between the prospectus supplement and the accompanying prospectus, you should rely on the information in this prospectus supplement.

You should rely only on the information contained or incorporated by reference in this prospectus supplement, the accompanying prospectus or any free writing prospectus prepared by or on behalf of Suburban Propane Partners, L.P. We have not, and the underwriters have not, authorized any other person to provide you with different or additional information. If anyone provides you with different or inconsistent information, you should not rely on it. We are not, and the underwriters are not, making an offer to sell the common units in any jurisdiction where the offer or sale is not permitted. You should not assume that the information contained or incorporated by reference in this prospectus supplement or in the accompanying prospectus is accurate as of any date other than the date on the front of that document. Our business, financial condition, results of operations and prospects may have changed since such date.

You should read and consider all information contained or incorporated by reference in this prospectus supplement and the accompanying prospectus before making your investment decision.

Unless the context otherwise requires, references to “Suburban,” “the Partnership,” “we,” “us” and “our” refer to Suburban Propane Partners, L.P. and its subsidiaries. Unless we indicate otherwise, the information presented in this prospectus supplement assumes that the underwriters do not exercise their option to purchase additional common units.

ii

PROSPECTUS SUPPLEMENT SUMMARY

The following summary highlights information about us, this offering and information appearing elsewhere included or incorporated by reference in this prospectus supplement, the accompanying prospectus and in the documents we incorporate by reference. This summary is not complete and does not contain all of the information that you should consider before making an investment decision. You should read carefully the entire prospectus supplement, the accompanying prospectus, the documents incorporated by reference and the other documents to which we refer herein for a more complete understanding of this offering, including the factors described under the heading “Risk Factors” in this prospectus supplement beginning on page S-12, together with any free writing prospectus we have authorized for use in connection with this offering and the financial statements and other information included or incorporated by reference in this prospectus supplement. This prospectus supplement may add to, update or change information in the accompanying prospectus.

SUBURBAN PROPANE PARTNERS, L.P.

Overview

Suburban Propane Partners, L.P., a publicly traded Delaware limited partnership, is a nationwide marketer and distributor of a diverse array of products meeting the energy needs of our customers. We specialize in the distribution of propane, fuel oil and refined fuels, as well as the marketing of natural gas and electricity in deregulated markets. In support of our core marketing and distribution operations, we install and service a variety of home comfort equipment, particularly in the areas of heating and ventilation. We believe, based on LP/Gas Magazine dated February 2012 and after taking into effect the combination of two larger competitors earlier in the year and the Inergy Propane Acquisition (as defined and more fully described below), that we are the third largest retail marketer of propane in the United States, measured by retail gallons sold in the calendar year 2011. As of September 24, 2011, we were serving the energy needs of approximately 750,000 residential, commercial, industrial and agricultural customers through approximately 300 locations in 30 states located primarily in the east and west coast regions of the United States, including Alaska. We sold approximately 298.9 million gallons of propane and 37.2 million gallons of fuel oil and refined fuels to retail customers during the year ended September 24, 2011. We were organized on December 18, 1995 and, together with our predecessor companies, have been continuously engaged in the retail propane business since 1928.

We conduct our business principally through Suburban Propane, L.P., a Delaware limited partnership (the “Operating Partnership”), which operates our propane business and assets, and its direct and indirect subsidiaries. Our general partner, and the general partner of our Operating Partnership, is Suburban Energy Services Group LLC, a Delaware limited liability company (the “General Partner”), whose sole member is the Chief Executive Officer of Suburban. Since October 19, 2006, the General Partner has had no economic interest in either Suburban or the Operating Partnership (which means that the General Partner is not entitled to any cash distributions of either partnership, nor to any cash payment upon the liquidation of either partnership, nor any other economic rights in either partnership) other than as a holder of 784 common units of Suburban. Additionally, under the Third Amended and Restated Agreement of Limited Partnership of Suburban (the “Partnership Agreement”), there are no incentive distribution rights for the benefit of the General Partner. Suburban owns (directly and indirectly) all of the limited partner interests in the Operating Partnership. The common units represent 100% of the limited partner interests in Suburban.

Subsidiaries of the Operating Partnership include Suburban Sales and Service, Inc. (the “Service Company”), which conducts a portion of Suburban’s service work and appliance and parts businesses. Through an acquisition in fiscal 2004, we transformed our business from a marketer of a single fuel into one that provides multiple energy solutions, with expansion into the marketing and distribution of fuel oil and refined fuels, as well as the marketing of natural gas and electricity. Our fuel oil and refined fuels, natural gas and electricity and services businesses are structured as either limited liability companies or corporate entities and, as such, are subject to corporate level income tax.

Our common units are traded on the New York Stock Exchange under the symbol “SPH.” Our principal executive offices are located at One Suburban Plaza, 240 Route 10 West, Whippany, NJ 07981, and our telephone number is (973) 887-5300.

Acquisition of Inergy Propane and Related Transactions

On August 1, 2012, Suburban consummated its acquisition of the retail propane business (“Inergy Propane”) of Inergy, L.P., a Delaware limited partnership (“Inergy”), in exchange for consideration of approximately $1.8 billion, in accordance with the terms of the Contribution Agreement, dated April 25, 2012, as subsequently amended (the “Contribution Agreement”), by and among Suburban, Inergy and certain affiliates of Inergy (Inergy and such affiliates collectively, the “Contributors”). The acquisition of Inergy Propane and the related transactions contemplated by the terms of the Contribution Agreement are referred to as the “Inergy Propane Acquisition.”

The acquisition consideration consisted of: (i) the issuance by Suburban and Suburban Energy Finance Corp. (as co-issuers) of $1.0 billion in aggregate principal amount of newly issued unsecured senior notes (the “SPH Notes”) and Suburban’s payment of $184.8 million in cash to Inergy noteholders pursuant to the Exchange Offers (as defined below); and (ii) the issuance by Suburban of $613.1 million of new Suburban common units to the Contributors, all but $6.1 million of which will be distributed by Inergy to its unitholders (the “Equity Consideration Distribution”).

The $1.0 billion of SPH Notes were issued, and $184.8 million in cash was distributed, in connection with the offers to exchange therefor (the “Exchange Offers”) any and all of the outstanding unsecured 7% Senior Notes due 2018 and 6 7/8% Senior Notes due 2021 issued by Inergy and Inergy Finance Corp. In addition, Suburban paid $65.0 million in cash to the Inergy noteholders for the consent payments pursuant to the Exchange Offers and Inergy paid us $36.5 million on the closing date of the Inergy Propane Acquisition. The Exchange Offers were conducted in connection with, and conditioned upon, the consummation of the Inergy Propane Acquisition.

In addition, on August 1, 2012, Suburban and the Operating Partnership entered into the First Amendment (the “First Amendment to the Credit Agreement”) to the Amended and Restated Credit Agreement, dated as of January 5, 2012 (the “Credit Agreement”), with Bank of America, N.A., as Administrative Agent, Swing Line Lender and L/C Issuer and the other lenders named therein (collectively, the “Lenders”), to provide (i) in the aggregate, subject to the satisfaction of certain conditions precedent, an up to $250.0 million senior secured 364-day incremental term loan facility (the “364-Day Facility”) and (ii) an increase in the aggregate, subject to the satisfaction of certain conditions precedent, of our existing revolving credit facility under the Credit Agreement from $250.0 million to $400.0 million (the “Commitment Increase”). The First Amendment to the Credit Agreement also includes provision for the reinstatement and increase from $150.0 million to $250.0 million of the existing uncommitted incremental term facility under the Credit Agreement when the 364-Day Facility is repaid or prepaid in full.

On August 1, 2012, we drew $225.0 million on the 364-Day Facility, which, together with available cash, we used for the purposes of paying (i) cash consideration pursuant to the Exchange Offers, (ii) costs and fees related to the Exchange Offers, and (iii) costs and expenses related to the Inergy Propane Acquisition. We intend to repay the $225.0 million borrowed under the 364-Day Facility with the net proceeds of the equity financing that is the subject of this prospectus supplement, which equity financing is subject to market conditions. In connection with any such voluntary prepayment, the Operating Partnership is not subject to any prepayment penalty or premium, except for a customary breakage fee on floating rate Eurodollar loans, which comprises the loans under the 364-Day Facility if the prepayment is made during an interest period and not on the final day of such period. The Operating Partnership expects to make any such prepayment so as not to incur breakage, but if any breakage were required, it is not expected to be material. See “Use of Proceeds.”

Our Strategy

Our business strategy is to deliver increasing value to the holders of our common units through initiatives, both internal and external, that are geared toward achieving sustainable profitable growth and steady or increased quarterly distributions. The following are key elements of our strategy:

Internal Focus on Driving Operating Efficiencies, Right-Sizing Our Cost Structure and Enhancing Our Customer Mix. We focus internally on improving the efficiency of our existing operations, managing our cost structure and improving our customer mix. Through investments in our technology infrastructure, we continue to seek to improve operating efficiencies and the return on assets employed. We have developed a streamlined operating footprint and management structure to facilitate effective resource planning and decision making. Our internal efforts are particularly focused in the areas of route optimization, forecasting customer usage, inventory control, cash management and customer tracking.

Growing Our Customer Base by Improving Customer Retention and Acquiring New Customers. We set clear objectives to focus our employees on seeking new customers and retaining existing customers by providing highly responsive customer service. We believe that customer satisfaction is a critical factor in the growth and success of our operations. “Our Business is Customer Satisfaction” is one of our core operating philosophies. We measure and reward our customer service centers based on a combination of profitability of the individual customer service center and net customer growth.

Selective Acquisitions of Complementary Businesses or Assets. Externally, we seek to extend our presence or diversify our product offerings through selective acquisitions. Our acquisition strategy is to focus on businesses with a relatively steady cash flow that will extend our presence in strategically attractive markets, complement our existing business segments or provide an opportunity to diversify our operations with other energy-related assets. While we are active in this area, we are also very patient and deliberate in evaluating acquisition candidates. During fiscal 2011, we completed one acquisition of a mid-sized propane business in a market where we already have a strong presence. During fiscal 2010, we completed four acquisitions of mid-sized propane businesses; there were no acquisitions completed during fiscal 2009. These acquisitions complemented our existing operations, expanded our customer base and, with our focus on operational efficiencies, provided synergies through the blending of operations and assets into our existing facilities. The Inergy Propane Acquisition significantly enhances our geographic reach by expanding our service territory into eleven new states, while at the same time providing opportunities to achieve operational synergies through blending of operations in overlapping territories. We believe that this strategic acquisition will allow us to leverage our technology platform and operating philosophy on a broader geography and customer base in order to enhance our growth prospects and cash flow profile.

Selective Disposition of Non-Strategic Assets. We continuously evaluate our existing facilities to identify opportunities to optimize our return on assets by selectively divesting operations in slower growing markets, generating proceeds that can be reinvested in markets that present greater opportunities for growth. Our objective is to maximize the growth and profit potential of all of our assets.

Organizational Structure

The following chart provides a simplified overview of our organization structure as of the date of this prospectus supplement. Our General Partner holds 784 common units in us.

The Offering

Common units offered by us under this Prospectus Supplement	6,300,000 common units; 7,245,000 common units if the underwriters exercise in full their option to purchase additional common units.

Common units outstanding after this Offering	56,047,240 common units; 56,992,240 common units if the underwriters exercise in full their option to purchase additional common units.

Use of proceeds	We estimate that the net proceeds to us from this offering, after deducting underwriting discounts and commissions and estimated offering expenses, will be approximately $ million (or approximately $ million if the underwriters exercise in full their option to purchase additional common units).

We intend to use the net proceeds from this offering and from the underwriters’ exercise of their option to purchase additional common units, if any, to repay borrowings under the 364-Day Facility incurred in connection with the Inergy Propane Acquisition, and for working capital and general partnership purposes. Please see section titled “Use of Proceeds” on page S-14 of this prospectus supplement.

Distribution policy	Under our Partnership Agreement, we must distribute all of our available cash (as defined in our Partnership Agreement) at the end of each quarter, less reserves established by our Board of Supervisors in its discretion.

On July 17, 2012, our Board of Supervisors declared a quarterly cash distribution for the quarter ended June 23, 2012 of $0.8525 per common unit, or $3.41 per common unit on an annualized basis. The distribution attributable to the quarter ended June 23, 2012 is payable on August 7, 2012 to holders of record of our common units as of July 31, 2012.

On April 25, 2012, our Board of Supervisors approved an increase in our annualized distribution rate to $3.50 per common unit (conditioned on the closing of the Inergy Propane Acquisition). The distribution at this increased rate will be effective for the quarterly distribution paid in respect of our first quarter of fiscal 2013, ending December 29, 2012.

Estimated ratio of taxable income to distribution	We estimate that if you own common units you purchase in this offering through the record date for the distribution for the fourth calendar quarter of 2014, you will be allocated, on a cumulative basis, an amount of federal taxable income for that period that will be less than 20% of the cash distributed to you with respect to that period. Please read “Material U.S. Federal Income Tax Considerations” in this prospectus supplement for the basis of this estimate.

Exchange listing	Our common units are traded on the New York Stock Exchange under the symbol “SPH.”

Material U.S. federal income tax considerations	For a discussion of material U.S. federal income tax considerations that may be relevant to potential holders of our common units, please read “Material U.S. Federal Income Tax Considerations”

Risk factors	You should carefully consider the information set forth under “Risk Factors” beginning on page S-12 of this prospectus supplement and page 6 of the accompanying prospectus, as well as the documents we previously have filed with the Securities and Exchange Commission that are incorporated by reference herein, before making an investment in our common units.

The number of our common units to be outstanding immediately after this offering as shown above is based on 49,747,240 common units outstanding as of August 2, 2012 and includes the 14,200,422 common units issued to Inergy and Inergy Sales & Service, Inc. (“Inergy Sales”) by us as the equity consideration in connection with the Inergy Propane Acquisition.

Summary Historical Consolidated Financial and Other Information of Suburban

The following tables set forth, for the periods and at the dates indicated, summary historical consolidated financial and other information for Suburban. The summary historical consolidated financial information as of and for each of the years ended September 24, 2011, September 25, 2010 and September 26, 2009 is derived from and should be read in conjunction with the audited financial statements and accompanying footnotes for such periods incorporated by reference into the accompanying prospectus. The summary historical consolidated financial information as of and for the nine-month periods ended June 23, 2012 and June 25, 2011 is unaudited and derived from, and should be read in conjunction with, the unaudited financial statements and accompanying footnotes for such periods incorporated by reference into the accompanying prospectus. Such financial information has been prepared on a basis consistent with our audited annual financial information and includes all adjustments, consisting only of normal and recurring adjustments, necessary for a fair statement of the results for those periods. Historical results are not necessarily indicative of future performance or results of operations and results for any interim period are not necessarily indicative of the results that may be expected for a full year.

	For the Nine Months Ended		For the Year Ended
	June 23, 2012	June 25, 2011	September 24, 2011	September 25, 2010	September 26, 2009
	(unaudited)
	(in thousands, except per unit data and ratios)
Statement of Operations Data
Revenues	$837,113	$1,008,972	$1,190,552	$1,136,694	$1,143,154
Costs and Expenses	747,492	849,045	1,045,324	980,508	932,539
Restructuring charges and severance costs(a)	—	2,000	2,000	—	—
Acquisition-related costs(b)	5,950	—	—	—	—
Pension settlement charge(c)	—	—	—	2,818	—
Operating income	83,671	157,927	143,228	153,368	210,615
Interest expense, net	19,742	20,532	27,378	27,397	38,267
Loss on debt extinguishment(d)	507	—	—	9,473	4,624
(Benefit from) provision for income taxes	(60)	737	884	1,182	2,486

Net income	63,482	136,658	114,966	115,316	165,238
Net income per Common Unit—basic(e)	1.78	3.85	3.24	3.26	4.99
Cash distributions declared per unit	$2.56	$2.56	$3.41	$3.35	$3.26
Balance Sheet Data (end of period)
Cash and cash equivalents	$115,804	$161,447	$149,553	$156,908	$163,173
Total assets	896,064	976,123	956,459	970,914	978,168
Total debt	348,331	348,115	348,169	347,953	349,415
Partners’ capital—Common Unitholders	$394,086	$469,243	$418,134	$419,882	$418,824
Statement of Cash Flows Data
Cash provided by (used in)
Operating activities	$73,250	$109,841	$132,786	$155,797	$246,551
Investing activities	(12,017)	(14,869)	(19,505)	(30,111)	(16,582)
Financing activities	$(94,982)	$(90,433)	$(120,636)	$(131,951)	$(204,224)
Other Data (unaudited)
EBITDA(f)	$107,070	$184,231	$178,856	$174,729	$236,334
Adjusted EBITDA(f)	108,435	183,994	179,425	192,420	239,245
Capital expenditures(g)	$14,384	$17,241	$22,284	$19,131	$21,837
Retail gallons sold
Propane	213,234	254,949	298,902	317,906	343,894
Fuel oil and refined fuels	22,574	33,263	37,241	43,196	57,381

Footnotes on following pages

(a)	During fiscal 2011, we recorded severance charges of $2.0 million related to the realignment of our regional operating footprint in response to the persistent and foreseeable challenges affecting the industry as a whole.
(b)	During the third quarter of fiscal 2012, we recorded acquisition-related costs of $6.0 million related to the Inergy Propane Acquisition.
(c)	We incurred a non-cash pension settlement charge of $2.8 million during fiscal 2010 to accelerate the recognition of actuarial losses in our defined benefit pension plan as a result of the level of lump sum retirement benefit payments made.
(d)	During the six months ended March 24, 2012 we recognized a non-cash charge of $0.5 million to write-off a portion of unamortized debt origination costs in connection with the execution of the amendment of our existing Credit Agreement. During fiscal 2010 we completed the issuance of $250.0 million of 7.375% senior notes maturing in March 2020 to replace the previously existing 6.875% senior notes that were set to mature in December 2013. In connection with the refinancing, we recognized a loss on debt extinguishment of $9.5 million in the second quarter of fiscal 2010, consisting of $7.2 million for the repurchase premium and related fees, as well as the write-off of $2.2 million in unamortized debt origination costs and unamortized discount. During fiscal 2009, we purchased $175.0 million aggregate principal amount of the 6.875% senior notes through a cash tender offer. In connection with the tender offer, we recognized a loss on the extinguishment of debt of $4.6 million in the fourth quarter of fiscal 2009, consisting of $2.8 million for the tender premium and related fees, as well as the write-off of $1.8 million in unamortized debt origination costs and unamortized discount.
(e)	Computations of basic earnings per common unit were performed by dividing net income by the weighted average number of outstanding common units, and restricted units granted under our restricted unit plans to retirement-eligible grantees.
(f)	EBITDA represents net income before deducting interest expense, income taxes, depreciation and amortization. Adjusted EBITDA represents EBITDA excluding certain items as provided in the table below. Our management uses EBITDA and Adjusted EBITDA as measures of liquidity and we are including them because we believe that they provide our investors and industry analysts with additional information to evaluate our ability to meet our debt service obligations and to pay our quarterly distributions to holders of our common units. In addition, certain of our incentive compensation plans covering executives and other employees utilize Adjusted EBITDA as the performance target. Moreover, our Credit Agreement requires us to use Adjusted EBITDA, with certain additional adjustments, in calculating our leverage and interest coverage ratios. EBITDA and Adjusted EBITDA are not recognized terms under GAAP and should not be considered as an alternative to net income or net cash provided by operating activities determined in accordance with GAAP. Because EBITDA and Adjusted EBITDA as determined by us excludes some, but not all, items that affect net income, they may not be comparable to EBITDA and Adjusted EBITDA or similarly titled measures used by other companies.

The following table sets forth (i) our calculations of EBITDA and Adjusted EBITDA and (ii) a reconciliation of EBITDA and Adjusted EBITDA, as so calculated, to our net cash provided by operating activities:

	For the Nine Months Ended		For the Year Ended
	June 23, 2012	June 25, 2011	September 24, 2011	September 25, 2010	September 26, 2009
	(unaudited)
	(in thousands)
Net income	$63,482	$136,658	$114,966	$115,316	$165,238
Add:
(Benefit from) provision for income taxes	(60)	737	884	1,182	2,486
Interest expense, net	19,742	20,532	27,378	27,397	38,267
Depreciation and amortization	23,906	26,304	35,628	30,834	30,343

EBITDA	107,070	184,231	178,856	174,729	236,334
Unrealized (non-cash) (gains) losses on changes in fair value of derivatives	(7,170)	(2,237)	(1,431)	5,400	(1,713)
Loss on debt extinguishment	507	—	—	9,473	4,624
Loss on asset disposal	2,078	—	—	—	—
Severance charges	—	2,000	2,000	—	—
Acquisition-related costs	5,950	—	—	—	—
Pension settlement charge	—	—	—	2,818	—

Adjusted EBITDA	108,435	183,994	179,425	192,420	239,245
Add (subtract):
Benefit from (provision for) income taxes—current	60	(737)	(884)	(1,182)	(1,101)
Interest expense, net	(19,742)	(20,532)	(27,378)	(27,397)	(38,267)
Unrealized (non-cash) gains (losses) on changes in fair values of derivatives	7,170	2,237	1,431	(5,400)	1,713
Acquisition-related costs	(5,950)	—	—	—	—
Severance charges	—	(2,000)	(2,000)	—	—
Compensation cost recognized under Restricted Unit Plans	3,261	3,136	3,922	4,005	2,396
(Gain) loss on disposal of property, plant and equipment, net	(246)	(2,844)	(2,772)	38	(650)
Changes in working capital and other assets and liabilities	(19,738)	(53,413)	(18,958)	(6,687)	43,215

Net cash provided by operating activities	$73,250	$109,841	$132,786	$155,797	$246,551

(g)	Our capital expenditures fall generally into two categories: (i) maintenance expenditures, which include expenditures for repair and replacement of property, plant and equipment; and (ii) growth capital expenditures, which include new propane tanks and other equipment to facilitate expansion of our customer base and operating capacity.

Summary Unaudited Pro Forma Condensed Combined Financial and Other Information

The summary unaudited pro forma condensed combined financial and other information presented below reflect the pro forma effect of the Inergy Propane Acquisition on Suburban. The summary unaudited pro forma condensed combined statements of operations for the nine months ended June 23, 2012 and the year ended September 24, 2011 assume the Inergy Propane Acquisition occurred at the beginning of the earliest period presented. The unaudited pro forma condensed combined balance sheet shows the financial effects of the Inergy Propane Acquisition as of June 23, 2012. The pro forma adjustments are based upon available information and certain assumptions that we believe are reasonable. The summary unaudited pro forma condensed combined financial information is for informational purposes only and does not purport to project the results of operations for any future period.

You should read the summary unaudited pro forma condensed combined financial and other information of Suburban below in conjunction with the information under the captions “Capitalization,” and “Summary—Acquisition of Inergy Propane and Related Transactions” in this prospectus supplement and the unaudited pro forma condensed combined financial information of Suburban, our audited and unaudited financial statements and the Inergy Propane, LLC audited and unaudited financial statements incorporated by reference herein.

	For the Nine Months Ended June 23, 2012(a)	For the Year Ended September 24, 2011(a)
	(unaudited)
	(in thousands)
Pro Forma Statement of Operations Data
Revenues	$1,582,831	$2,242,876
Costs and expenses	1,441,884	2,010,483
Operating income	140,947	232,393
Interest expense, net	79,017	106,675
Loss on debt extinguishment	507	—
Other income	(156)	(200)
(Benefit from) provision for income taxes	(180)	1,284

Net income	$61,759	$124,634
Pro Forma Balance Sheet Data (end of period)
Cash and cash equivalents	$83,005	N/A
Total assets	2,842,369	N/A
Total debt	$1,648,374	N/A
Other Pro Forma Data
EBITDA (b)	$233,743	$361,530
Adjusted EBITDA (b)	234,938	373,012

(a)	Summary unaudited pro forma condensed combined financial information for the periods presented is presented on an adjusted basis to give effect to the consummation of the Inergy Propane Acquisition and the draw of $225.0 million on the 364-Day Facility.

(b)	The following table sets forth a reconciliation of our unaudited pro forma net income to our unaudited pro forma calculations of EBITDA and Adjusted EBITDA:

	For the Nine Months Ended June 23, 2012	For the Year Ended September 24, 2011
	(unaudited)
	(in thousands)
Net income	$61,759	$124,634
Add:
(Benefit from) provision for income taxes	(180)	1,284
Interest expense, net	79,017	106,675
Depreciation and amortization	93,147	128,937

EBITDA	233,743	361,530
Unrealized (non-cash) (gains) on changes in fair value of derivatives	(7,170)	(1,431)
Loss on debt extinguishment	507	—
Loss on asset disposal	7,858	10,913
Severance charges	—	2,000

Adjusted EBITDA	$234,938	$373,012

RISK FACTORS

An investment in our common units involves risks. You should carefully read the risk factors included in Item 1A. “Risk Factors” in our annual report on Form 10-K for the fiscal year ended September 24, 2011, the risk factors set forth in this prospectus supplement and the risk factors included in the accompanying prospectus beginning on page 6 therein, together with all of the other information included or incorporated by reference in this prospectus supplement and the accompanying prospectus. If any of these risks were to occur, our business, financial condition, results of operations or prospects could be materially adversely affected. In such case, the trading price of our common units could decline, and you could lose all or part of your investment.

The issuance of additional limited partner interests relating to this offering and the Equity Consideration Distribution may make it more difficult to pay distributions.

Cash distributions are made out of our “available cash,” pro rata, to our unitholders. Although our Board of Supervisors has increased our annualized distribution rate per common unit following the closing of the Inergy Propane Acquisition, the increase in the number of our common units outstanding, as a result of the issuance of new common units representing limited partner interests relating to this offering and the Equity Consideration Distribution, may make it more difficult to pay such distributions. Also see “Risk Factors—Risks Inherent in the Ownership of Our Common Units—Cash distributions are not guaranteed and may fluctuate with our performance and other external factors” in the accompanying prospectus.

If we issue additional limited partner interests or other equity securities as consideration for acquisitions or for other purposes, the relative voting strength of each holder of our common units will be diminished over time due to the dilution of the interests of each holder of our common units and additional taxable income may be allocated to each holder of our common units.

Our Partnership Agreement generally allows us to issue additional limited partner interests and other equity securities without the approval of holders of our common units. Therefore, when we issue additional common units or securities ranking on parity with our common units, the proportionate partnership interest of each holder of our common units will decrease, and the amount of cash distributed on each common unit and the market price of our common units could decrease. The issuance of additional common units will also diminish the relative voting strength of each previously outstanding common unit. In addition, the issuance of additional common units will, over time, result in the allocation of additional taxable income, representing built-in gains at the time of the new issuance, to those holders of our common units that existed prior to the new issuance.

On August 1, 2012 we issued 14,200,422 common units representing limited partner interests in connection with the Inergy Propane Acquisition in the Equity Consideration Distribution. The common units being offered hereby (excluding any common units related to the underwriters’ option to purchase additional common units) constitute approximately 13% of our outstanding common units immediately prior to this offering (based on 49,747,240 common units outstanding as of August 2, 2012, including the 14,200,422 common units issued by us in connection with the Inergy Propane Acquisition). This offering will have the effects described in the paragraph above.

Holders of Inergy’s common units may sell or otherwise dispose of the Suburban common units that will be distributed to them by Inergy in connection with the Inergy Propane Acquisition, which could have an adverse impact on the trading price of our common units.

Upon contribution, transfer, assignment and delivery of Inergy Propane to Suburban, Suburban issued and delivered to Inergy and Inergy Sales, as consideration in connection with the Inergy Propane Acquisition, an aggregate of 14,200,422 newly issued Suburban common units. Inergy Sales distributed all of the Suburban common units it received in connection with the Inergy Propane Acquisition to Inergy. Inergy has agreed to distribute 14,058,418 of the Suburban common units (or 99% of the Suburban common units delivered to Inergy and Inergy Sales) to the holders of its common units, on a pro rata basis, at a future record date to be determined by the board of directors of Inergy’s managing general partner. Inergy’s management currently expects this distribution to occur between September 1, 2012 and September 16, 2012, although this distribution could occur prior to September 1, 2012 or after September 16, 2012. Following such distribution, the sale of these units in the public markets could have an adverse impact on the trading price of our common units.

Management will have broad discretion as to the use of the net proceeds from this offering, and we may not use the proceeds effectively.

We intend to use the net proceeds from the offering and from the underwriters’ exercise of their option to purchase additional common units, if any, to repay our borrowings under the 364-Day Facility related to the Inergy Propane Acquisition. Any net proceeds not so applied will be used for working capital and general partnership purposes, over which our management will have broad discretion in the application of such net proceeds from this offering. There is no guarantee that any such expenditures would result in improvement of our results of operations or enhancement of the value of our common units.

USE OF PROCEEDS

We estimate that the net proceeds to us from this offering, after deducting underwriting discounts and commissions and estimated offering expenses, will be approximately $         million (or approximately $         million if the underwriters exercise their option to purchase additional common units in full).

We intend to use the net proceeds from the offering and from the underwriters’ exercise of their option to purchase additional common units, if any, to repay our borrowings under the 364-Day Facility, which were used to pay (i) the cash consideration in the Exchange Offers, (ii) costs and fees related to the Exchange Offers, and (iii) costs and expenses related to the Inergy Propane Acquisition. Any net proceeds from this offering and from the underwriters’ exercise of their option to purchase additional common units, if any, which are not so applied, will be used for working capital and general partnership purposes. In connection with the Operating Partnership’s voluntary prepayment of the 364-Day Facility, to the extent that we are subject to a customary breakage fee on floating rate Eurodollar loans, if any, such fee will be paid out of the net proceeds of this offering.

As of August 2, 2012, an aggregate of approximately $225.0 million of borrowings were outstanding under our 364-Day Facility. The weighted average interest rate on the total amount outstanding at August 2, 2012 was approximately 3.5%. Our 364-Day Facility matures on July 31, 2013.

Affiliates of Wells Fargo Securities, LLC, Merrill Lynch, Pierce, Fenner & Smith Incorporated, Citigroup Global Markets Inc., J.P. Morgan Securities LLC and Raymond James & Associates, Inc. are lenders under our 364-Day Facility and will receive a portion of the net proceeds of this offering through the repayment of indebtedness under our 364-Day Facility. See “Underwriting (Conflicts of Interest)—Relationships/FINRA Rules/Conflicts of Interest.”

CAPITALIZATION

The following table sets forth our cash and cash equivalents and our capitalization as of June 23, 2012:

•	on an actual basis;

•

on an adjusted basis to give effect to the consummation of each of the Inergy Propane Acquisition (including the exchange of all the Inergy Notes in the Exchange Offers) and the draw of $225.0 million on the 364-Day Facility; and

•	on an adjusted basis to give effect to the consummation of each of the Inergy Propane Acquisition (including the exchange of all the Inergy Notes in the Exchange Offers) and this offering.

You should read our financial statements and notes that are incorporated by reference into the accompanying prospectus for additional information regarding us.

	June 23, 2012
	Actual	As Adjusted for the Inergy Propane Acquisition and the 364-Day Facility	As Adjusted for the Inergy Propane Acquisition and this Offering(1)
	(in thousands)
Cash and cash equivalents	$115,804	$83,005	$
Debt, including current maturities:
Revolving credit facility(2)	100,000	100,000		100,000
364-Day Facility	—	225,000		—
2020 Senior Notes(3)	248,331	248,331		248,331
2018 Senior Notes(3)	—	530,695		530,695
2021 Senior Notes(3)	—	544,348		544,348

Total debt	348,331	1,648,374		1,423,374
Partners’ capital:
Common unit holders	394,086	968,364

Total capitalization	$742,417	$2,616,738	$

(1)	Assumes the consummation of this offering and the use of proceeds as described under the section “Use of Proceeds” in the prospectus supplement.
(2)	As of August 2, 2012, we had drawn $100.0 million and had issued standby letters of credit in the aggregate amount of $46.9 million under the revolving credit facility pursuant to our Credit Agreement.
(3)	As of August 2, 2012, we had $250.0 million in aggregate principal amount outstanding of 7.375% senior notes due 2020 issued by us and our wholly owned subsidiary, Suburban Energy Finance Corp. (the “2020 Senior Notes”), $496.6 million in aggregate principal amount outstanding of 7.5% senior notes due 2018 (the “2018 Senior Notes”) and $503.4 million in aggregate principal amount outstanding of 7.375% senior notes due 2021 (the “2021 Senior Notes”) issued by us and our wholly-owned subsidiary, Suburban Energy Finance Corp.

PRICE RANGE OF COMMON UNITS AND DISTRIBUTIONS

Our common units are listed on the New York Stock Exchange under the symbol “SPH.” On August 6, 2012, the last sales price of our common units as reported by the NYSE was $40.15 per common unit. As of August 2, 2012, we had issued and outstanding 49,747,240 common units, which were held by approximately 619 holders of our common units of record (based on the number of record holders and nominees for those common units held in street name). The following table sets forth the range of high and low closing sales prices of the common units by quarter as reported by the New York Stock Exchange, as well as the amount of cash distributions paid per common unit for the periods indicated.

We make quarterly distributions to our partners in an aggregate amount equal to our Available Cash (as defined in our Partnership Agreement) with respect to such quarter. Available Cash generally means all cash on hand at the end of the fiscal quarter plus all additional cash on hand as a result of borrowings subsequent to the end of such quarter less cash reserves established by the Board of Supervisors in its reasonable discretion for future cash requirements.

On April 25, 2012, our Board of Supervisors approved an increase in our annualized distribution rate to $3.50 per common unit (conditioned on the closing of the Inergy Propane Acquisition). The distribution at this increased rate will be effective for the quarterly distribution paid in respect of our first quarter of fiscal 2013, ending December 29, 2012.

	Price Ranges		Cash Distributions per Unit
	High	Low
Fiscal Year Ended September 25, 2010
First Quarter	47.12	41.10	0.8350
Second Quarter	50.00	42.53	0.8400
Third Quarter	49.46	39.16	0.8450
Fourth Quarter	55.01	45.85	0.8500

Fiscal Year Ended September 24, 2011
First Quarter	57.24	51.50	0.8525
Second Quarter	58.99	49.30	0.8525
Third Quarter	57.89	49.90	0.8525
Fourth Quarter	53.23	40.25	0.8525

Fiscal Year Ended September 29, 2012
First Quarter	49.19	45.50	0.8525
Second Quarter	48.25	40.25	0.8525
Third Quarter	44.52	34.58	0.8525	(1)
Fourth Quarter (through August 6, 2012)	45.61	39.81		(2)

(1)	On July 17, 2012, we declared a quarterly cash distribution for the quarter ended June 23, 2012 of $0.8525 per common unit, or $3.41 per common unit on an annualized basis. The distribution attributable to the quarter ended June 23, 2012 will be paid on August 7, 2012 to holders of record of our common units as of July 31, 2012.
(2)	The distribution attributable to the quarter ending September 29, 2012 has not yet been declared or paid. We expect to declare and pay a cash distribution within 45 days following the end of the quarter.

MATERIAL U.S. FEDERAL INCOME TAX CONSIDERATIONS

This section is a summary of the material U.S. federal income tax considerations that may be relevant to prospective holders of our common units. The discussion in this section replaces the discussion in “Material U.S. Federal Income Tax Considerations” beginning on page 44 in the accompanying prospectus in its entirety. The following portion of this section and the opinion of Proskauer Rose LLP, our tax counsel, that is set out herein are based upon the Internal Revenue Code of 1986, as amended, regulations thereunder and current administrative rulings and court decisions, all of which are subject to change possibly with retroactive effect. Subsequent changes in such authorities may cause the tax consequences to vary substantially from the consequences described below.

No attempt has been made in the following discussion to comment on all U.S. federal income tax matters affecting us or the holders of our common units. Moreover, the discussion focuses on holders of our common units who are individuals and who are citizens or residents of the United States and has only limited application to corporations, estates, trusts, non-resident aliens or other holders of our common units subject to specialized tax treatment, such as tax-exempt institutions, foreign persons, individual retirement accounts, REITs (real estate investment trusts) or RICs (regulated investment companies). Accordingly, each prospective holder of our common units should consult, and should depend on, its own tax advisor in analyzing the U.S. federal, state, local and foreign tax and other tax consequences of the purchase, ownership or disposition of common units.

All statements as to matters of law and legal conclusions, but not as to factual matters, contained in this section, unless otherwise noted, are the opinion of Proskauer Rose LLP and are based on the accuracy of the representations made by us.

For reasons described below, Proskauer Rose LLP has not rendered an opinion with respect to the following specific U.S. federal income tax issues: (1) the treatment of a holder of our common units whose common units are loaned to a short seller to cover a short sale of common units (please read “—Tax Treatment of Holders of Our Common Units— Treatment of Short Sales”); (2) whether our monthly convention for allocating taxable income and losses is permitted by existing Treasury Regulations (please read “— Disposition of Common Units—Allocations Between Transferors and Transferees”); and (3) whether our method for depreciating Section 743 adjustments is sustainable in certain cases (please read “—Tax Treatment of Holders of Our Common Units—Section 754 Election”).

Partnership Status

An entity that is treated as a partnership for U.S. federal income tax purposes is not a taxable entity and incurs no U.S. federal income tax liability. Instead, each partner is required to take into account its share of the items of income, gain, loss and deduction of the partnership in computing its U.S. federal income tax liability, regardless of whether distributions are made. Distributions of cash by a partnership to a partner are generally not taxable unless the amount of cash distributed to a partner is in excess of the partner’s tax basis in his partnership interest.

Section 7704 of the Internal Revenue Code provides that publicly traded partnerships will, as a general rule, be taxed as corporations. However, an exception exists with respect to publicly traded partnerships of which 90% or more of the gross income for every taxable year consists of “qualifying income,” as described in clause (c) below. If we fail to meet this qualifying income exception in any taxable year, other than a failure that is determined by the IRS to be inadvertent and which is cured within a reasonable time after discovery (in which case, the IRS may also require us to make adjustments with respect to our holders of our common units or pay other amounts), we will be treated as if we transferred all of our assets (subject to liabilities) to a newly formed corporation, on the first day of such taxable year in return for stock in that corporation, and as though we then distributed that stock to our partners in liquidation of their interests in us. This contribution and liquidation should be tax-free to our partners and to us, so long as we do not have liabilities at that time in excess of the tax basis of our assets. Thereafter, we would be treated as a corporation for U.S. federal income tax purposes.

No ruling has been or will be sought from the IRS, and the IRS has made no determination as to our status for U.S. federal income tax purposes. Instead, we rely on the opinion of Proskauer Rose LLP on such matters. It is the opinion of Proskauer Rose LLP that, based upon the Code, its regulations and published revenue rulings, the court decisions and certain assumptions and representations made by us, that, as of the date hereof, each of Suburban and the Operating Partnership will be classified as a partnership for U.S. federal income tax purposes, provided that:

(a)	neither we nor the Operating Partnership has elected or will elect to be treated as a corporation;

(b)	we and the Operating Partnership have been and will be operated in accordance with (i) all applicable partnership statutes and (ii) the Partnership Agreement or the Operating Partnership Agreement (whichever is applicable); and

(c)	for each of our taxable years from and after our formation, more than 90% of our gross income has been and will be income of a character that Proskauer Rose LLP has opined or will opine is “qualifying income” within the meaning of Section 7704(d) of the Internal Revenue Code.

Suburban believes that such assumptions have been true in the past and expects that such assumptions will be true in the future.

An opinion of counsel represents only that particular counsel’s best legal judgment, is based upon certain assumptions and representations made by us and does not bind the IRS or the courts. No assurance can be provided that the opinions and statements set forth herein would be sustained by a court if contested by the IRS. Any such contest with the IRS may materially and adversely impact the market for the common units and the prices at which common units trade even if we prevail. In addition, our costs of any contest with the IRS will be borne indirectly by our holders of our common units and our general partner because the costs will reduce our cash available for distribution.

If we or the Operating Partnership were treated as a corporation in any taxable year, either as a result of a failure to meet the qualifying income exception or otherwise, our items of income, gain, loss and deduction would be reflected only on our tax return rather than being passed through to our holders of our common units, and our net income would be taxed at corporate rates. In addition, if we were treated as a corporation, any distribution we made to a holder of our common units would be treated as taxable dividend income to the extent of our current or accumulated earnings and profits, then, in the absence of earnings and profits, such distributions would be treated as a nontaxable return of capital, to the extent of the tax basis of the holder of common units in his common units, and would be treated as taxable capital gain after the tax basis of the holder of common units in the common units is reduced to zero. Accordingly, treatment of either us or the Operating Partnership as a corporation would result in a material reduction in the cash flow and after-tax return of a holder of our common units and thus would likely result in a substantial reduction of the value of the common units.

The discussion below is based on our counsel’s opinion that each of Suburban and the Operating Partnership will be classified as a partnership for U.S. federal income tax purposes.

Ratio of Taxable Income to Distributions

We estimate that if a holder of our common units purchases common units in this offering and owns them through the record date for the distribution for the fourth calendar quarter of 2014, such holder of our common units will be allocated, on a cumulative basis, an amount of U.S. federal taxable income for that period that will be less than 20% of the cash distributed to the holder of our common units with respect to that period. These estimates are based upon the assumption that our available cash for distribution will be sufficient for us to make quarterly distributions of $0.875 per unit to the holders of our common units, and other assumptions with respect to capital expenditures, net working capital, cash flow and anticipated cash distributions. These estimates and assumptions are subject to, among other things, numerous business, economic, regulatory, legislative, competitive and political uncertainties beyond our control. Further, the estimates are based on current tax law and certain tax reporting positions that we have adopted with which the IRS could disagree. Accordingly, we cannot assure you that the estimates will be correct. The actual percentage of distributions that will constitute taxable income to a purchaser of common units in this offering could be higher or lower than expected, and any differences could be material and could materially affect the value of the common units. For example, the ratio of allocable taxable income to cash distributions to a purchaser of common units in this offering will be higher, and perhaps substantially higher, than our estimate with respect to the period described above, if, during this period:

•

we make a future offering of common units and use the proceeds of the offering in a manner that does not produce substantial additional deductions, such as to repay indebtedness outstanding at the time of this offering or to acquire property that is not eligible for depreciation or amortization for U.S. federal income tax purposes or that is depreciable or amortizable at a rate significantly slower than the rate applicable to our assets at the time of this offering; or

•	legislation is passed that would limit or repeal certain U.S. federal income tax preferences currently available to oil and gas exploration and production companies.

Tax Treatment of Holders of Our Common Units

Partner Status

Holders of our common units who have become our limited partners will be treated as our partners for U.S. federal income tax purposes. Also, holders of our common units whose common units are held in street name or by a nominee and who have the right to direct the nominee in the exercise of the rights attendant to the ownership of their common units will be treated as our partners for U.S. federal income tax purposes.

An owner of common units whose common units have been transferred to a short seller to complete a short sale would appear to lose his status as a partner with respect to such common units for U.S. federal income tax purposes and may recognize gain or loss on such transfer. Please read “ – Treatment of Short Sales” below.

No part of our income, gain, deductions or losses is reportable by a holder of our common units who is not a partner for U.S. federal income tax purposes, and any distributions received by such a holder of our common units should therefore be fully taxable as ordinary income. These holders are urged to consult their own tax advisors with respect to their tax consequences of holding our common units.

In the following portion of this section titled “Tax Treatment of Holders of Our Common Units,” the word “unitholder” refers to a holder of our common units who is one of our partners.

Flow-Through of Taxable Income

Subject to the discussion below under “—Entity-Level Collections,” we will not pay any U.S. federal income tax. Instead, each unitholder will be required to report on his income tax return his share of our income, gains, losses and deductions without regard to whether we make cash distributions to him. Consequently, we may allocate income to a unitholder even if he has not received a cash distribution. Each unitholder will be required to include in income his allocable share of our income, gains, losses and deductions for our taxable year ending with or within his taxable year.

Treatment of Distributions by Suburban

Our distributions to a unitholder generally will not be taxable to it for U.S. federal income tax purposes to the extent of the tax basis it has in its common units immediately before the distribution. Our distributions in excess of a unitholder’s tax basis generally will be gain from the sale or exchange of the common units, taxable in accordance with the rules described under “Disposition of Common Units—Recognition of Gain or Loss” below. Any reduction in a unitholder’s share of our liabilities for which no partner, including the general partner, bears the economic risk of loss (“nonrecourse liabilities”) will be treated as a distribution of cash to that unitholder. To the extent our distributions cause a unitholder’s “at-risk” amount to be less than zero at the end of any taxable year, he must recapture any losses deducted in previous years. Please read “—Limitations on Deductibility of Suburban’s Losses” below.

A decrease in a unitholder’s percentage interest in us because of our issuance of additional common units will decrease such unitholder’s share of nonrecourse liabilities, if any, and thus will result in a corresponding deemed distribution of cash. This deemed distribution may constitute a non-pro rata distribution. A non-pro rata distribution of money or property may result in ordinary income to a unitholder if such distribution reduces the unitholder’s share of our “unrealized receivables,” including depreciation recapture or substantially appreciated “inventory items,” both as defined in Section 751 of the Internal Revenue Code (collectively, “Section 751 assets”). In that event, the unitholder will be treated as having received as a distribution the portion of the Section 751 assets that used to be allocated to such partner and as having exchanged such portion of our assets with us in return for the non-pro rata portion of the actual distribution made to him. This latter deemed exchange will generally result in the unitholder’s realization of ordinary income in an amount equal to the excess of (1) the non-pro rata portion of such distribution over (2) the unitholder’s tax basis for the share of such Section 751 assets deemed relinquished in the exchange.

Basis of Common Units

A unitholder’s initial tax basis in its common units will be the amount paid for the units increased by the unitholder’s share of our nonrecourse liabilities. That basis will be increased by its share of our income and by any increase in its share of our nonrecourse liabilities. That basis will be decreased, but not below zero, by its share of our distributions, by its share of our losses, by any decrease in its share of our nonrecourse liabilities and by its share of our expenditures that are not deductible in computing our taxable income and are not required to be capitalized.

Limitations on Deductibility of Suburban’s Losses

The deduction by a unitholder of that unitholder’s share of our losses will be limited to the amount of that unitholder’s tax basis in the common units and, in the case of an individual unitholder, estate, trust or a corporate unitholder (if more than 50% of the value of the corporate unitholder’s stock is owned directly or indirectly by five or fewer individuals or some tax-exempt organizations) to the amount for which the unitholder is considered to be “at risk” with respect to our activities, if that amount is less than the unitholder’s tax basis. A unitholder subject to these limitations must recapture losses deducted in previous years to the extent that our distributions cause the unitholder’s at-risk amount to be less than zero at the end of any taxable year. Losses disallowed to a unitholder or recaptured as a result of these limitations will carry forward and will be allowable to the extent that the unitholder’s at-risk amount is subsequently increased, provided such losses do not exceed such unitholder’s tax basis in his units. Upon the taxable disposition of a unit, any gain recognized by a unitholder can be offset by losses that were previously suspended by the at-risk limitation but may not be offset by losses suspended by the basis limitation. Any loss previously suspended by the at-risk limitation in excess of that gain would no longer be utilizable.

In general, a unitholder will be at risk to the extent of the unitholder’s tax basis in the unitholder’s common units, excluding any portion of that basis attributable to the unitholder’s share of our nonrecourse liabilities, reduced by (i) any portion of that basis representing amounts otherwise protected against loss because of a guarantee, stop loss agreement or other similar arrangement and (ii) any amount of money the unitholder borrows to acquire or hold the unitholder’s common units if the lender of such borrowed funds owns an interest in us, is related to such a person or can look only to common units for repayment. A unitholder’s at-risk amount will increase or decrease as the tax basis of the unitholder’s common units increases or decreases, other than tax basis increases or decreases attributable to increases or decreases in the unitholder’s share of our nonrecourse liabilities.

In addition to the basis and at-risk limitations on the deductibility of losses, the passive loss limitations generally provide that individuals, estates, trusts, certain closely-held corporations and personal service corporations can deduct losses from passive activities, which include any trade or business activity in which the taxpayer does not materially participate, only to the extent of the taxpayer’s income from those passive activities. Moreover, the passive loss limitations are applied separately with respect to each publicly traded partnership. Consequently, any passive losses generated by us will only be available to our partners who are subject to the passive loss rules to offset future passive income generated by us and, in particular, will not be available to offset income from other passive activities, investments or salary. Passive losses that are not deductible because they exceed a unitholder’s share of our income may be deducted in full when the unitholder disposes of the unitholder’s entire investment in us in a fully taxable transaction to an unrelated party, such as a sale by the unitholder of all of its units in the open market. The passive activity loss rules are applied after other applicable limitations on deductions such as the at risk rules and the basis limitation.

Limitations on Interest Deductions

The deductibility of a non-corporate taxpayer’s “investment interest expense” is generally limited to the amount of such taxpayer’s “net investment income.” Investment interest expense includes (i) interest on indebtedness properly allocable to property held for investment, (ii) our interest expense attributed to portfolio income, and (iii) the portion of interest expense incurred to purchase or carry an interest in a passive activity to the extent attributable to portfolio income. The computation of a unitholder’s investment interest expense will take into account interest on any margin account borrowing or other loan incurred to purchase or carry a common unit.

Net investment income includes gross income from property held for investment and amounts treated as portfolio income pursuant to the passive loss rules less deductible expenses, other than interest, directly connected with the production of investment income, but generally does not include gains attributable to the distribution of property held for investment or qualified dividend income. The IRS has indicated that any net passive income earned by a publicly traded partnership will be treated as investment income to its unitholders for purposes of the investment interest deduction limitation. In addition, a unitholder’s share of our portfolio income will be treated as investment income.

Entity-Level Collections

If we are required or elect under applicable law to pay any U.S. federal, state or local income tax on behalf of any partner, we are authorized to pay those taxes from our funds. Such payment, if made, will be treated as a distribution of cash to the partner on whose behalf the payment was made. If the payment is made on behalf of a person whose identity cannot be determined, we are authorized to treat the payment as a distribution to current unitholders.

We also have the discretion, in certain circumstances, to amend our Partnership Agreement as appropriate to preserve or achieve uniformity of the intrinsic tax characteristics of our common units. Any payment that we make as described above could give rise to an overpayment of tax on behalf of an individual unitholder, in which event the unitholder could be required to file a tax return or a claim for refund in order to obtain a credit or refund of that tax.

Allocation of Partnership Income, Gain, Loss and Deduction

For U.S. federal income tax purposes, a unitholder’s allocable share of our items of income, gain, loss, deduction or credit will be governed by the Partnership Agreement if such allocations have “substantial economic effect” or are determined to be in accordance with a unitholder’s partnership interest. Our items of income, gain, loss and deduction generally are allocated among the general partner and the unitholders in accordance with their respective percentage interests in us, subject to Section 704(c) of the Internal Revenue Code. We believe that for U.S. federal income tax purposes, subject to the issues described below in “— Section 754 Election” and “— Disposition of Common Units— Allocations Between Transferors and Transferees,” such allocations will have substantial economic effect or be in accordance with your partnership interest. If the IRS successfully challenges the allocations made pursuant to the limited partnership agreement, the resulting allocations for U.S. federal income tax purposes might be less favorable than the allocations set forth in the limited partnership agreement.

Certain items of our income, gain, loss or deduction will be allocated as required or permitted by Section 704(c) of the Internal Revenue Code to account for any difference between the tax basis and fair market value of property heretofore contributed to us. Allocations may also be made to account for the difference between the fair market value of our assets and their tax basis at the time of any offering made pursuant to this prospectus.

In addition, certain items of recapture income which we recognize on the sale of any of our assets will be allocated to the extent provided in regulations which generally require such depreciation recapture to be allocated to the partner who (or whose predecessor in interest) was allocated the deduction giving rise to the treatment of such gain as recapture income.

Treatment of Short Sales

A unitholder whose units are loaned to a “short seller” to cover a short sale of units may be considered as having disposed of those units. If so, he would no longer be treated for tax purposes as a partner with respect to those units during the period of the loan and may recognize gain or loss from the disposition. As a result, during this period:

•	any of our income, gain, loss or deduction with respect to those units would not be reportable by the unitholder;

•	any cash distributions received by the unitholder as to those units would be fully taxable; and

•	all of these distributions would appear to be ordinary income.

Proskauer Rose LLP has not rendered an opinion regarding the tax treatment of a unitholder whose units are loaned to a short seller to cover a short sale of units; therefore, unitholders desiring to assure their status as partners and avoid the risk of gain recognition from a loan to a short seller are urged to modify any applicable brokerage account agreements to prohibit their brokers from borrowing and loaning their units. Please also read “— Disposition of Common Units — Recognition of Gain or Loss.”

Alternative Minimum Tax

Each unitholder will be required to take into account his share of our items of income, gain, loss or deduction for purposes of the alternative minimum tax. The current minimum tax rate for noncorporate taxpayers is 26% on the first $175,000 of alternative minimum taxable income in excess of the exemption amount and 28% on any additional alternative minimum taxable income. Prospective unitholders are urged to consult their own tax advisors as to the impact of an investment in common units on their liability for the alternative minimum tax.

Tax Rates

Under current law, the highest marginal U.S. federal income tax rate applicable to ordinary income of individuals is 35% and the highest marginal U.S. federal income tax rate applicable to long-term capital gains (generally, gains from the sale or exchange of certain investment assets held for more than 12 months) of individuals is 15%. However, absent new legislation extending the current rates, beginning January 1, 2013, the highest marginal U.S. federal income tax rate applicable to ordinary income and long-term capital gains of individuals will increase to 39.6% and 20%, respectively. Moreover, these rates are subject to change by new legislation at any time.

The Patient Protection and Affordable Care Act of 2010, as amended by the Health Care and Education Reconciliation Act of 2010, is scheduled to impose a 3.8% Medicare tax on certain net investment income earned by individuals, estates and trusts for taxable years beginning after December 31, 2012. For these purposes, net investment income generally includes a unitholder’s allocable share of our income and gain realized by a unitholder from a sale of units. In the case of an individual, the tax will be imposed on the lesser of (i) the unitholder’s net investment income or (ii) the amount by which the unitholder’s modified adjusted gross income exceeds $250,000 (if the unitholder is married and filing jointly or a surviving spouse), $125,000 (if the unitholder is married and filing separately) or $200,000 (in any other case). In the case of an estate or trust, the tax will be imposed on the lesser of (i) undistributed net investment income, or (ii) the excess adjusted gross income over the dollar amount at which the highest income tax bracket applicable to an estate or trust begins.

Section 754 Election

We have made the election permitted by Section 754 of the Internal Revenue Code, which permits us to adjust the tax basis of our assets as to each purchaser of our common units pursuant to Section 743(b) of the Internal Revenue Code to reflect the purchaser’s purchase price. The Section 743(b) adjustment is intended to provide a purchaser with the equivalent of an adjusted tax basis in the purchaser’s share of our assets equal to the value of such share that is indicated by the amount that the purchaser paid for the common units.

A Section 754 election is advantageous if the transferee’s tax basis in the transferee’s common units is higher than such common units’ share of the aggregate tax basis of our assets immediately prior to the transfer because the transferee would have, as a result of the election, a higher tax basis in the transferee’s share of our assets. Conversely, a Section 754 election is disadvantageous if the transferee’s tax basis in the transferee’s common units is lower than such common units’ share of the aggregate tax basis of our assets immediately prior to the transfer. Thus, the fair market value of the common units may be affected either favorably or unfavorably by the election. A basis adjustment is required regardless of whether a Section 754 election is made in the case of a transfer of an interest in us if we have a substantial built-in loss immediately after the transfer, or if we distribute property and have a substantial basis reduction. The Section 754 election is irrevocable without the consent of the IRS.

Under our partnership agreement, we are authorized (but not required) to take an alternate tax position in order to preserve the uniformity of common units even if that position is not consistent with the Treasury Regulations or if the position would result in lower annual depreciation or amortization deductions than would otherwise be allowable to some unitholders. Please read “— Uniformity of Common Units.” Proskauer Rose LLP is unable to opine as to the validity of any such alternate tax positions because there is no direct or indirect controlling authority addressing the validity of these positions.

The calculations involved in the Section 754 election are complex and are made by us on the basis of certain assumptions as to the value of our assets and other matters. There is no assurance that the determinations made by us will prevail if challenged by the IRS and that the deductions resulting from them will not be reduced or disallowed altogether.

Tax Treatment of Operations

Initial Tax Basis, Depreciation, Amortization and Certain Nondeductible Items

We use the adjusted tax basis of our various assets for purposes of computing depreciation and cost recovery deductions and gain or loss on any disposition of such assets. If we dispose of depreciable property, all or a portion of any gain may be subject to the recapture rules and taxed as ordinary income rather than capital gain.

To the extent allowable, we may elect to use the depreciation and cost recovery methods that will result in the largest deductions being taken in the early years after assets subject to these allowances are placed in service. Property we subsequently acquire or construct may be depreciated using accelerated methods permitted by the Internal Revenue Code.

The costs incurred in promoting the issuance of common units (i.e., syndication expenses) must be capitalized and cannot be deducted by us currently, ratably or upon our termination. Uncertainties exist regarding the classification of costs as organization expenses, which may be amortized, and as syndication expenses, which may not be amortized, but underwriters’ discounts and commissions are treated as syndication costs.

Valuation of Suburban’s Property and Basis of Properties

The U.S. federal income tax consequences of the ownership and disposition of common units will depend in part on our estimates of the fair market values and our determinations of the adjusted tax basis of our assets. Although we may from time to time consult with professional appraisers with respect to valuation matters, we will make many of the fair market value estimates ourselves. These estimates and determinations are subject to challenge and will not be binding on the IRS or the courts. If such estimates or determinations of basis are subsequently found to be incorrect, the character and amount of items of income, gain, loss or deductions previously reported by holders of our common units might change, and holders of our common units might be required to adjust their tax liability for prior years.

Disposition of Common Units

Recognition of Gain or Loss

A unitholder will recognize gain or loss on a sale of common units equal to the difference between the amount realized and the unitholder’s tax basis in the common units sold. A unitholder’s amount realized is measured by the sum of the cash and the fair market value of other property received plus the unitholder’s share of our nonrecourse liabilities. Because the amount realized includes a unitholder’s share of our nonrecourse liabilities, the gain recognized on the sale of common units could result in a tax liability in excess of any cash received from such sale.

Prior distributions from us in excess of cumulative net taxable income for a common unit that decreased a unitholder’s tax basis in that common unit will, in effect, become taxable income if the common unit is sold at a price greater than the unitholder’s tax basis in that common unit, even if the price received is less than his original cost.

Gain or loss recognized by a unitholder, other than a “dealer” in common units, on the sale or exchange of a common unit will generally be a capital gain or loss. Capital gain recognized on the sale of common units held for more than one year will generally be taxed at a maximum rate of 15% (such rate to be increased to 20% for taxable years beginning after December 31, 2012). A portion of this gain or loss (which could be substantial), however, will be separately computed and will be classified as ordinary income or loss under Section 751 of the Internal Revenue Code to the extent attributable to assets giving rise to depreciation recapture or other unrealized receivables or to inventory items owned by us. Ordinary income attributable to unrealized receivables, inventory items and depreciation recapture may exceed net taxable gain realized upon the sale of the common units and will be recognized even if there is a net taxable loss realized on the sale of the common units. Thus, a unitholder may recognize both ordinary income and a capital loss upon a disposition of common units. Net capital loss may offset no more than $3,000 ($1,500 in the case of a married individual filing a separate return) of ordinary income in the case of individuals and may only be used to offset capital gain in the case of corporations.

The IRS has ruled that a partner who acquires interests in a partnership in separate transactions must combine those interests and maintain a single adjusted tax basis. Upon a sale or other disposition of less than all of such interests, a portion of that tax basis must be allocated to the interests sold based upon relative fair market values. If this ruling is applicable to the holders of common units, a unitholder will be unable to select high or low basis common units to sell as would be the case with corporate stock. Thus, the ruling may result in an acceleration of gain or a deferral of loss on a sale of a portion of a unitholder’s common units. It is not entirely clear that the ruling applies to us because, similar to corporate stock, our interests are evidenced by separate certificates. Accordingly, counsel is unable to opine as to the effect such ruling will have on the holders of our common units. On the other hand, a selling unitholder who can identify common units transferred with an ascertainable holding period may elect to use the actual holding period of the common units transferred. A unitholder electing to use the actual holding period of common units transferred must consistently use that identification method for all later sales or exchanges of common units.

Specific provisions of the Code affect the taxation of some financial products and securities, including partnership interests, by treating a taxpayer as having sold an “appreciated” partnership interest, one in which gain would be recognized if it were sold, assigned or terminated at its fair market value, if the taxpayer or related persons enter(s) into:

•	a short sale;

•	an offsetting notional principal contract; and

•	a futures or forward contract with respect to the partnership interest or substantially identical property.

Moreover, if a taxpayer has previously entered into a short sale, an offsetting notional principal contract, or a futures or forward contract with respect to the partnership interest, the taxpayer will be treated as having sold that position if the taxpayer or a related person then acquires the partnership interest or substantially identical property. The Secretary of the Treasury is also authorized to issue regulations that treat a taxpayer that enters into transactions or positions that have substantially the same effect as the preceding transactions as having constructively sold the financial position.

Allocations between Transferors and Transferees

In general, we will prorate our annual taxable income and losses on a monthly basis and such income as so prorated will be subsequently apportioned among the holders of our common units in proportion to the number of common units owned by each of them as of the opening of the principal national securities exchange on which the common units are then traded on the first business day of the month. However, gain or loss realized on a sale or other disposition of our assets other than in the ordinary course of business will be allocated among the holders of our common units as of the opening of the principal national securities exchange on the first business day of the month in which such gain or loss is recognized for U.S. federal income tax purposes. As a result, a unitholder transferring common units in the open market may be allocated income, gain, loss and deduction accrued after the date of transfer.

The Department of the Treasury has issued proposed Treasury Regulations that provide a safe harbor pursuant to which a publicly traded partnership may use a similar monthly simplifying convention to allocate tax items among transferor and transferee holders of its common units, although such tax items must be prorated on a daily basis. Existing publicly traded partnerships are entitled to rely on these proposed Treasury Regulations; however, they are subject to change until final Treasury Regulations are issued. Accordingly, Proskauer Rose LLP is unable to opine on the validity of this method of allocating income and deductions between transferor and transferee holders of our common units. If this method is not allowed under the Treasury Regulations, or only applies to transfers of less than all of the unitholder interest, our taxable income or losses might be reallocated among the holders of our common units. We are authorized to revise our method of allocation between transferor and transferee holders of our common units, as well as holders of our common units whose interests vary during a taxable year, to conform to a method permitted under future Treasury Regulations.

Notification Requirements

A unitholder who sells or exchanges common units is required to notify us in writing of that sale or exchange within 30 days after the sale or exchange and in any event by no later than January 15 of the year following the calendar year in which the sale or exchange occurred. We are required to notify the IRS of that transaction and to furnish certain information to the transferor and transferee. However, these reporting requirements do not apply with respect to a sale by an individual who is a citizen of the United States and who effects the sale or exchange through a broker. Additionally, a transferor and a transferee of a common unit will be required to furnish statements to the IRS, filed with their income tax returns for the taxable year in which the sale or exchange occurred, that set forth the amount of the consideration paid or received for the common unit. Failure to satisfy these reporting obligations may lead to the imposition of substantial penalties. Because we have made an election under Section 754 of the Internal Revenue Code, a purchaser of an interest in us, or his broker, is required to notify us of the transfer of such interest and we are required to include a statement with our Partnership Return for the taxable year in which we receive notice of the transfer, setting forth the name and taxpayer identification number of the transferee, the computation of any Section 743(b) basis adjustment and the allocation of such adjustment among the properties.

Constructive Termination

We will be considered terminated if there is a sale or exchange of 50% or more of the total interests in our capital and profits within a 12-month period. Any such termination would, among other things, result in the closing of our taxable year for all holders of our common units. In the case of a unitholder reporting on a taxable year that does not end with our taxable year, the closing of our taxable year may result in more than 12 months of our taxable income or loss being includable in that unitholder’s taxable income for the year of termination. A constructive termination occurring on a date other than December 31 will result in us filing two tax returns for one fiscal year and the cost of preparing these returns will be borne by all holders of our common units. However, pursuant to an IRS relief procedure the IRS may allow, among other things, a constructively terminated partnership to provide a single Schedule K-1 for the calendar year in which a termination occurs. New tax elections required to be made by us, including a new election under Section 754 of the Internal Revenue Code, must be made subsequent to a termination and a termination could result in a deferral of our deductions for depreciation. A termination could also result in penalties if we were unable to determine that the termination had occurred. Moreover, a termination might either accelerate the application of, or subject us to, any tax legislation enacted prior to the termination.

Uniformity of Common Units

Because we cannot match transferors and transferees of our common units, we must maintain uniformity of the economic and tax characteristics of our common units to a purchaser of these units. In the absence of uniformity, we may be unable to completely comply with a number of U.S. federal income tax requirements, both statutory and regulatory. For example, a lack of uniformity could result from a literal application of Treasury Regulation Section 1.167(c)-1(a)(6). Any non-uniformity could have a negative impact on the value of our common units.

Tax-Exempt Organizations and Certain Other Investors

Ownership of common units by employee benefit plans, other tax-exempt organizations, non-resident aliens, foreign corporations and other foreign persons raises issues unique to such persons and, as described below, may have substantially adverse tax consequences. Employee benefit plans and most other organizations exempt from U.S. federal income tax, including individual retirement accounts and other retirement plans, are subject to U.S. federal income tax on unrelated business taxable income. Much of the taxable income derived by such an organization from the ownership of a common unit will be unrelated business taxable income and thus will be taxable to such a unitholder.

Non-resident aliens and foreign corporations, trusts or estates which hold common units will be considered to be engaged in business in the United States on account of ownership of common units. As a consequence they will be required to file U.S. federal income tax returns in respect of their share of our income, gain, loss or deduction and pay U.S. federal income tax at regular rates on any net income or gain. Generally, a partnership is required to pay a withholding tax on the portion of the partnership’s income which is effectively connected with the conduct of a United States trade or business and which is allocable to its foreign partners, regardless of whether any actual distributions have been made to such partners. However, under rules applicable to publicly traded partnerships, distributions to non-U.S. holders of our common units are subject to withholding at the highest marginal effective tax rate. Each foreign unitholder must obtain a taxpayer identification number from the IRS and submit that number to the applicable withholding agent on the appropriate Form W-8 in order to obtain credit for the taxes withheld. A change in applicable law may require us to change these procedures.

Because a foreign corporation that owns common units will be treated as engaged in a United States trade or business, such a corporation will also be subject to United States branch profits tax at a rate of 30% (or any applicable lower treaty rate) of the portion of any reduction in the foreign corporation’s “U.S. net equity,” which is the result of our activities. In addition, such a unitholder is subject to special information reporting requirements under Section 6038C of the Internal Revenue Code.

In a published ruling, the IRS has taken the position that gain realized by a foreign unitholder who sells or otherwise disposes of a limited partnership unit will be treated as effectively connected with a United States trade or business of the foreign unitholder, and thus subject to U.S. federal income tax, to the extent that such gain is attributable to appreciated personal property used by the limited partnership in a United States trade or business. Moreover, a foreign unitholder is subject to U.S. federal income tax on gain realized on the sale or disposition of a common unit to the extent that such gain is attributable to appreciated United States real property interests; however, a foreign unitholder will not be subject to U.S. federal income tax under this rule unless such foreign unitholder has owned more than 5% in value of our common units during the five-year period ending on the date of the sale or disposition, provided the common units are regularly traded on an established securities market at the time of the sale or disposition.

Administrative Matters

Information Returns and Audit Procedures

We intend to furnish to each unitholder, within 90 days after the close of each calendar year, certain tax information, including a Schedule K-1 that sets forth such unitholder’s share of our income, gain, loss and deduction for our preceding taxable year. In preparing this information, which will generally not be reviewed by counsel, we will use various accounting and reporting conventions. We cannot assure prospective holders of our common units that the IRS will not successfully contend in court that such accounting and reporting conventions are impermissible. Any such challenge by the IRS could negatively affect the value of the common units.

The IRS may audit our U.S. federal income tax information returns. Adjustments resulting from any such audit may require each unitholder to adjust a prior year’s tax liability, and possibly may result in an audit of the unitholder’s own return. Any audit of a unitholder’s return could result in adjustments not related to our returns as well as those related to our returns.

Partnerships generally are treated as separate entities for purposes of U.S. federal tax audits, judicial review of administrative adjustments by the IRS and tax settlement proceedings. The tax treatment of partnership items of income, gain, loss and deduction is determined in a partnership proceeding rather than in separate proceedings with the partners. The Internal Revenue Code provides for one partner to be designated as the “tax matters partner” for these purposes. Our Partnership Agreement appoints our general partner as our tax matters partner.

The tax matters partner will make certain elections on our behalf and on behalf of the holders of our common units and can extend the statute of limitations for assessment of tax deficiencies against holders of our common units with respect to items in our returns. The tax matters partner may bind a unitholder with less than a 1% profits interest in us to a settlement with the IRS unless that unitholder elects, by filing a statement with the IRS, not to give such authority to the tax matters partner. The tax matters partner may seek judicial review, by which all of the holders of our common units are bound, of a final partnership administrative adjustment and, if the tax matters partner fails to seek judicial review, such review may be sought by any unitholder having at least a 1% interest in our profits and by holders of our common units having in the aggregate at least a 5% interest in our profits. However, only one action for judicial review will go forward, and each unitholder with an interest in the outcome may participate.

A unitholder must file a statement with the IRS identifying the treatment of any item on his U.S. federal income tax return that is not consistent with the treatment of the item on our return. Intentional or negligent disregard of the consistency requirement may subject a unitholder to substantial penalties.

Nominee Reporting

Persons who hold an interest in us as a nominee for another person are required to furnish to us the following information: (a) the name, address and taxpayer identification number of the beneficial owner and the nominee; (b) whether the beneficial owner is (i) a person that is not a United States person, (ii) a foreign government, an international organization or any wholly-owned agency or instrumentality of either of the foregoing, or (iii) a tax-exempt entity; (c) the amount and description of common units held, acquired or transferred for the beneficial owner; and (d) certain information including the dates of acquisitions and transfers, means of acquisitions and transfers, and acquisition cost for purchases, as well as the amount of net proceeds from sales. Brokers and financial institutions are required to furnish additional information, including whether they are United States persons and certain information on common units that they acquire, hold or transfer for their own account. A penalty of $100 per failure, up to a maximum of

$1,500,000 per calendar year, is imposed by the Internal Revenue Code for failure to report such information to us. The nominee is required to supply the beneficial owner of the common units with the information furnished to us.

Accuracy-Related Penalties

An additional tax equal to 20% of the amount of any portion of an underpayment of tax that is attributable to one or more specified causes, including negligence or disregard of rules or regulations, substantial understatements of income tax and substantial valuation misstatements, is imposed by the Internal Revenue Code. No penalty will be imposed, however, with respect to any portion of an underpayment if it is shown that there was a reasonable cause for that portion and that the taxpayer acted in good faith with respect to that portion.

A substantial understatement of income tax in any taxable year exists if the amount of the understatement exceeds the greater of 10% of the tax required to be shown on the return for the taxable year or $5,000 ($10,000 for most corporations). The amount of any understatement subject to penalty generally is reduced if any portion is attributable to a position adopted on the return (i) with respect to which there is, or was, “substantial authority” or (ii) as to which there is a reasonable basis and the pertinent facts of such position are disclosed on the return.

More stringent rules, which increase penalties and extend the statutes of limitations, apply to “tax shelters,” a term that in this context does not appear to include us, “listed transactions,” and “reportable transactions with a significant tax avoidance purpose.” We do not anticipate participating in “listed transactions” or “reportable transactions with a significant tax avoidance purpose.” However, if any item of our income, gain, loss or deduction included as a share of our income by a unitholder might result in such an “understatement” of income for which no “substantial authority” exists, we must disclose the pertinent facts on our return. In addition, we will make a reasonable effort to furnish sufficient information for holders of our common units to make adequate disclosure on their returns to avoid liability for this penalty.

A substantial valuation misstatement exists if the value of any property, or the adjusted basis of any property, claimed on a tax return is 150% or more of the amount determined to be the correct amount of such valuation or adjusted basis. No penalty is imposed unless the portion of the underpayment attributable to a substantial valuation misstatement exceeds $5,000 ($10,000 for most corporations). If the valuation claimed on a return is 200% or more than the correct valuation, the penalty imposed increases to 40%. Investors should consult their own tax advisors concerning any possible accuracy-related penalties with respect to their investment and should be aware that we and our material advisors intend to comply with the disclosure requirements.

In addition, the 20% accuracy-related penalty also applies to any portion of underpayment of tax that is attributable to transactions lacking economic substance. To the extent that such transactions are not disclosed, the penalty imposed is increased to 40%. Additionally, there is no reasonable cause defense to the imposition of this penalty to such transactions.

Reportable Transactions

If we were to engage in a “reportable transaction,” we (and possibly our holders of our common units) would be required to make a detailed disclosure of the transaction to the IRS. A transaction may be a reportable transaction based upon any of several factors, including the fact that it is a type of tax avoidance transaction publicly identified by the IRS as a “listed transaction” or that it produces certain kinds of losses for partnerships, individuals, S corporations, and trusts in excess of $2 million in any single year, or $4 million in any combination of 6 successive tax years. Our participation in a reportable transaction could increase the likelihood that our U.S. federal income tax information return (and possibly the tax returns of our holders of our common units) would be audited by the IRS. Please read “ – Information Returns and Audit Procedures.”

Moreover, if we were to participate in a reportable transaction with a significant purpose to avoid or evade tax, or in any listed transaction, a unitholder may be subject to the following additional consequences:

•	accuracy-related penalties with a broader scope, significantly narrower exceptions, and potentially greater amounts than described above at “—Accuracy-Related Penalties”;

•	for those persons otherwise entitled to deduct interest on federal tax deficiencies, nondeductibility of interest on any resulting tax liability; and

•	in the case of a listed transaction, an extended statute of limitations.

We do not expect to engage in any “reportable transactions.”

Recent Legislative Developments

The present U.S. federal income tax treatment of publicly traded partnerships, including us, or an investment in our common units may be modified by legislative, judicial or administrative changes and differing interpretations thereof at any time. For example, the Obama Administration and members of Congress have recently considered substantive changes to the existing U.S. federal income tax laws that would affect the tax treatment of, or impose additional administrative requirements on, publicly traded partnerships. It is possible that these legislative efforts could result in changes to the existing U.S. federal income tax laws that affect publicly traded partnerships. We are unable to predict whether any of these changes, or other proposals, will ultimately be enacted. Any such changes could negatively impact the value of an investment in our units.

State, Local and Other Tax Considerations

In addition to U.S. federal income taxes, a unitholder will be subject to other taxes, such as state and local income taxes, unincorporated business taxes, and estate, inheritance or intangible taxes that may be imposed by the various jurisdictions in which such unitholder resides or in which we do business or own property. Although an analysis of those various taxes is not presented here, each prospective unitholder should consider their potential impact on such unitholder’s investment in us. We currently conduct business in 30 states. A unitholder will be required to file state income tax returns and to pay state income taxes in some or all of the states in which we do business or own property and may be subject to penalties for failure to comply with those requirements. In certain states, tax losses may not produce a tax benefit in the year incurred and also may not be available to offset income in subsequent taxable years. Some of the states may require that we, or we may elect to, withhold a percentage of income from amounts to be distributed to a unitholder who is not a resident of the state. Our withholding of an amount, which may be greater or less than a particular unitholder’s income tax liability to the state, generally does not relieve the non-resident unitholder from the obligation to file an income tax return. Any amount that is withheld will be treated as distributed to holders of our common units. See “ – Tax Treatment of Holders of Our Common Units – Entity-Level Collections” above. Based on current law and our estimate of future operations, we anticipate that any amounts required to be withheld will not be material.

It is the responsibility of each unitholder to investigate the legal and tax consequences of such unitholder’s investment in us under the laws of pertinent states and localities. Accordingly, each prospective unitholder should consult, and must depend upon, its own tax counsel or other advisor with regard to those matters. Further, it is the responsibility of each unitholder to file all state and local, as well as U.S. federal, tax returns that may be required of such unitholder. Proskauer Rose LLP has not rendered an opinion on the state or local tax consequences of an investment in us.

UNDERWRITING (CONFLICTS OF INTEREST)

Wells Fargo Securities, LLC, Merrill Lynch, Pierce, Fenner & Smith Incorporated, Citigroup Global Markets Inc., Credit Suisse Securities (USA) LLC, Deutsche Bank Securities Inc., Goldman, Sachs & Co., J.P. Morgan Securities LLC and Raymond James & Associates, Inc. are acting as joint book-running managers and representatives of the underwriters named below. Subject to the terms and conditions stated in the underwriting agreement dated the date of this prospectus supplement, each underwriter named below has agreed to purchase, and we have agreed to sell to that underwriter, the number of common units set forth opposite the underwriter’s name.

Underwriter	Number of Common Units
Wells Fargo Securities, LLC
Merrill Lynch, Pierce, Fenner & Smith Incorporated
Citigroup Global Markets Inc.
Credit Suisse Securities (USA) LLC
Deutsche Bank Securities Inc.
Goldman, Sachs & Co.
J.P. Morgan Securities LLC
Raymond James & Associates, Inc.
Stifel, Nicolaus & Company, Incorporated

Total	6,300,000

The underwriting agreement provides that the obligations of the underwriters to purchase the common units included in this offering are subject to approval of legal matters by counsel and to other conditions. The underwriters are obligated to purchase all of the common units (other than those covered by the over-allotment option to purchase additional common units described below) if they purchase any of the common units. If an underwriter defaults, the underwriting agreement provides that the purchase commitments of the nondefaulting underwriters may be increased or the underwriting agreement may be terminated.

Option to Purchase Additional Common Units

We have granted to the underwriters a 30-day option, exercisable from the date of this prospectus supplement to purchase up to 945,000 additional common units at the public offering price less the underwriting discount. To the extent the option is exercised, each underwriter must purchase a number of additional common units approximately proportionate to that underwriter’s initial purchase commitment.

Underwriting Discounts and Expenses

The underwriters propose to offer some of the common units directly to the public at the public offering price set forth on the cover page of this prospectus supplement and some of the common units to dealers at the public offering price less a concession not to exceed $             per common unit. After the offering, the underwriters may change the public offering price and the other selling terms. All compensation received by the underwriters in connection with this offering will not exceed eight percent of the gross offering proceeds. The offering of the common units by the underwriters is subject to receipt and acceptance and subject to the underwriters’ right to reject any order in whole or in part.

The following table shows the underwriting discounts that we are to pay to the underwriters in connection with this offering. These amounts are shown assuming both no exercise and full exercise of the underwriters’ option to purchase additional common units.

	No Exercise	Full Exercise
Per Unit	$	$
Total	$	$

We estimate that our total expenses of this offering, other than underwriting discounts and commissions, will be approximately $1.0 million.

Lock-Up Agreements

We, our General Partner and members of our Board of Supervisors, our executive officers and certain of our affiliates have agreed that during the 60 days after the date of the final prospectus supplement, we and they will not, without the prior written consent of Wells Fargo Securities LLC, directly or indirectly, offer for sale, contract to sell, sell, pledge, distribute, announce the intention to sell or otherwise dispose of, or enter into any transaction designed to, or be expected to, result in the disposition by any person at any time in the future of, any of our common units or securities convertible into or exchangeable for common units, grant any option, right or warrant to purchase, hypothecate, enter into any derivative transaction with similar effect as a sale or publicly disclose the intention to do any of the foregoing, in each case within the time period of the lock-up, other than (1) pursuant to a trading plan that complies with Rule 10b5-1 under the Securities Exchange Act of 1934, as amended, (2) with respect to an individual, pursuant to any transfer of any or all of the common units owned by the unitholder (including but not limited to transfers to a spouse or an ex-spouse pursuant to marital separation or divorce arrangements), either during the unitholder’s lifetime or on death, by gift, will or intestate succession to the immediate family of the unitholder or to a trust the beneficiaries of which are exclusively the unitholder and/or a member or members of its immediate family, or (3) pursuant to the underwriters’ option to purchase additional securities; provided, however, that any recipient of common units pursuant to clause (2) above will agree to a lock-up agreement in form and substance satisfactory to the representatives of the underwriters. Wells Fargo Securities, LLC may, in its sole discretion, allow any of these parties to offer for sale, contract to sell, sell, pledge, distribute, announce the intention to sell or otherwise dispose of, or enter into any transaction designed to, or be expected to, result in the disposition by any person at any time in the future of, any of our common units or securities convertible into or exchangeable for common units, grant any option, right or warrant to purchase, hypothecate, enter into any derivative transaction with similar effect as a sale or publicly disclose the intention to do any of the foregoing prior to the expiration of the 60 day period in whole or in part at anytime without notice. Wells Fargo Securities, LLC has informed us that in the event that consent to a waiver of these restrictions is requested by us or any other person, it, in deciding whether to grant its consent, will consider the unitholder’s reasons for requesting the release, the number of units for which the release is being requested and market conditions at the time of the request for such release. However, Wells Fargo Securities, LLC has informed us that as of the date of this prospectus supplement there are no agreements between it and any party that would allow such party to transfer any common units, nor does it have any intention of releasing any of the common units subject to the lock-up agreements prior to the expiration of the lock-up period at this time.

Listing

Our common units are listed on the New York Stock Exchange under the symbol “SPH.”

Passive Market Making

In connection with the offering, the underwriters may engage in passive market making transactions in the common units on the New York Stock Exchange in accordance with Rule 103 of Regulation M under the Securities Exchange Act of 1934 during the period before the commencement of offers or sales of common units and extending through the completion of distribution. A passive market maker must display its bids at a price not in excess of the highest independent bid of the security. However, if all independent bids are lowered below the passive market maker’s bid that bid must be lowered when specified purchase limits are exceeded.

Price Stabilization, Short Positions and Penalty Bids

In connection with the offering, the representatives, on behalf of the underwriters, may purchase and sell common units in the open market. These transactions may include short sales, syndicate covering transactions and stabilizing transactions. Short sales involve syndicate sales of common units in excess of the number of common units to be purchased by the underwriters in the offering, which creates a syndicate short position. “Covered” short sales are sales of common units made in an amount up to the number of common units represented by the underwriters’ option to purchase additional common units. In determining the source of common units to close out the covered syndicate short position, the underwriters will consider, among other things, the price of common units available for purchase in the open market as compared to the price at which they may purchase units through the underwriters’ option to purchase additional common units. Transactions to close out the covered syndicate short position involve either purchases of the common units in the open market after the distribution has been completed or the exercise of the underwriters’ option to purchase additional common units. The underwriters may also make “naked” short sales of common units in excess of the underwriters’ option to purchase additional common units. The underwriters must close out any naked short position by purchasing common units in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the common units in the open market after pricing that could adversely affect investors who purchase in the offering. Stabilizing transactions consist of bids for or purchases of common units in the open market while the offering is in progress.

The underwriters also may impose a penalty bid. Penalty bids permit the underwriters to reclaim a selling concession from a syndicate member when the representatives repurchase common units originally sold by that syndicate member in order to cover syndicate short positions or make stabilizing purchases.

Any of these activities may have the effect of preventing or retarding a decline in the market price of the common units. They may also cause the price of the common units to be higher than the price that would otherwise exist in the open market in the absence of these transactions. The underwriters may conduct these transactions on the New York Stock Exchange or in the over-the-counter market, or otherwise. If the underwriters commence any of these transactions, they may discontinue them at any time.

Relationships/FINRA Rules/Conflicts of Interest

The underwriters and their affiliates have performed investment and commercial banking and advisory services for us and our affiliates from time to time for which they have received customary fees and expenses. The underwriters and their affiliates may, from time to time, engage in transactions with and perform services for us in the ordinary course of their business. Affiliates of Wells Fargo Securities, LLC, Merrill Lynch, Pierce, Fenner & Smith Incorporated, Citigroup Global Markets Inc., J.P. Morgan Securities LLC, Deutsche Bank Securities Inc., Goldman, Sachs & Co. and Raymond James & Associates, Inc. are lenders under our revolving credit facility. Affiliates of Wells Fargo Securities, LLC, Merrill Lynch, Pierce, Fenner & Smith Incorporated, Citigroup Global Markets Inc., J.P. Morgan Securities LLC and Raymond James & Associates, Inc. are also lenders under our 364-Day Facility and will receive a portion of the net proceeds of this offering through the repayment of indebtedness under our 364-Day Facility. The affiliates of these underwriters may each receive at least 5% of the net proceeds of this offering. Nonetheless, in accordance with FINRA Rule 5121, the appointment of a “qualified independent underwriter” is not necessary in connection with this offering because the common units offered hereby are interests in a direct participation program.

Because FINRA views our common units as interests in a direct participation program, the offering is being made in compliance with Rule 2310 of the FINRA Rules. Investor suitability with respect to the common units will be judged similarly to the suitability with respect to other securities that are listed for trading on a national securities exchange.

Electronic Distribution

This prospectus supplement and the accompanying prospectus in electronic format may be made available on the websites maintained by one or more of the underwriters. The underwriters may agree to allocate a number of common units for sale to their online brokerage account holders. The common units will be allocated to underwriters that may make Internet distributions on the same basis as other allocations. In addition, common units may be sold by the underwriters to securities dealers who resell common units to online brokerage account holders.

Other than this prospectus supplement and the accompanying prospectus in electronic format, information contained in any website maintained by an underwriter is not part of this prospectus supplement or the accompanying prospectus or registration statement of which the accompanying prospectus forms a part, has not been endorsed by us and should not be relied on by investors in deciding whether to purchase common units. The underwriters are not responsible for information contained in websites that they do not maintain.

Indemnification

We and our Operating Partnership have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended, or to contribute to payments the underwriters may be required to make because of any of those liabilities.

Sales Outside the United States

No action has been taken in any jurisdiction (except in the United States) that would permit a public offering of the common units, or the possession, circulation or distribution of this prospectus supplement, the accompanying prospectus or any other material relating to us or the common units in any jurisdiction where action for that purpose is required. Accordingly, the common units may not be offered or sold, directly or indirectly, and none of this prospectus supplement, the accompanying prospectus or any other offering material or advertisements in connection with the common units may be distributed or published, in or from any country or jurisdiction except in compliance with any applicable rules and regulations of any such country or jurisdiction.

Each of the underwriters may arrange to sell common units offered hereby in certain jurisdictions outside the United States, either directly or through affiliates, where they are permitted to do so. In that regard, Wells Fargo Securities, LLC may arrange to sell securities in certain jurisdictions through an affiliate, Wells Fargo Securities International Limited, or WFSIL. WFSIL is a wholly-owned indirect subsidiary of Wells Fargo & Company and an affiliate of Wells Fargo Securities, LLC. WFSIL is a U.K. incorporated investment firm regulated by the Financial Services Authority. Wells Fargo Securities is the trade name for certain corporate and investment banking services of Wells Fargo & Company and its affiliates, including Wells Fargo Securities, LLC and WFSIL.

European Economic Area

In relation to each Member State of the European Economic Area that has implemented the Prospectus Directive (each, a “Relevant Member State”), including each Relevant Member State that has implemented amendments to Article 3(2) of the Prospectus Directive introduced by the 2010 PD Amending Directive (each, an “Early Implementing Member State”), an offer of securities to the public may not be made in that Relevant Member State and each underwriter represents and agrees that with effect from and including the date on which the Prospectus Directive is implemented in that Relevant Member State (the “Relevant Implementation Date”) it has not made and will not make an offer of the common units to the public in that Relevant Member State prior to the publication of a prospectus in relation to common units that has been approved by the competent authority in that Relevant Member State or, where appropriate, approved in another Relevant Member State and notified to the competent authority in that Relevant Member State, all in accordance with the Prospectus Directive, except that an offer of common units to the public in that

Relevant Member State may be made at any time under the following exemptions under the Prospectus Directive, if they have been implemented in that Relevant Member State:

(a)	to any legal entity that is a “qualified investor” as defined in the Prospectus Directive;

(b)	to fewer than 100 (or, in the case of Early Implementing Member States, 150) natural or legal persons (other than “qualified investors” as defined in the Prospectus Directive) subject to obtaining the prior consent of the Subscribers; or

(c)	in any other circumstances falling within Article 3(2) of the Prospectus Directive;

provided that no such offer of common units referred to in (a) through (c) above shall require the issuer or any subscriber to publish a prospectus pursuant to Article 3 of the Prospectus Directive or supplement a prospectus pursuant to Article 16 of the Prospectus Directive and each person who initially acquires any common units or to whom any offer is made will be deemed to have represented, warranted and agreed to and with the issuer or any Subscriber that it is a qualified investor within the meaning of the law in that Relevant Member State implementing Article 2(1)(e) of the Prospectus Directive.

For the purposes of this provision, the expression an “offer to the public” in relation to any common units in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and common units to be offered so as to enable an investor to decide to purchase or subscribe to common units, as the same may be varied in that Relevant Member State by any measure implementing the Prospectus Directive in that Relevant Member State and the expression “Prospectus Directive” means Directive 2003/71/EC of the European Parliament and of the Council of 4 November 2003 (and amendments thereto, including the 2010 PD Amending Directive, to the extent implemented in the Relevant Member State), and includes any relevant implementing measure in the Relevant Member State. The expression “2010 PD Amending Directive” means Directive 2010/73/EU.

United Kingdom

This prospectus supplement is an invitation to you to participate in an unregulated collective investment scheme. The Partnership is characterised as an unregulated collective investment scheme for the purposes of the United Kingdom Financial Services and Markets Act 2000 (“FSMA”), so that the distribution of this document by an authorised person under FSMA is restricted by Sections 238 and 240 of FSMA. Accordingly, this document is not being distributed to, and must not be passed on to, anyone other than (i) persons who have professional experience of participating in unregulated collective investment schemes defined in Article 14(5) of the Financial Services and Markets Act 2000 (Promotion of CIS) (Exemptions) Order 2001 (the “CIS Promotion Order”) as “investment professionals”, (ii) high net worth companies, unincorporated associations and other persons falling within the category of persons described in Article 22 of the CIS Promotion Order, and (iii) any other person to whom it may lawfully be provided (all such persons being referred to as “Relevant Persons”). This document must not be acted upon or relied on by anyone else in the United Kingdom except Relevant Persons. Any investment activity to which this document relates will be engaged in only with Relevant Persons. Other persons distributing this document in, from or into the UK must satisfy themselves that it is lawful to do so.

This communication is exempt from the scheme promotion restriction in Section 238 of FSMA on the communication of invitations or inducements to participate in unregulated collective investment schemes on the ground that it is made to Relevant Persons.

Buying the common units to which this communication relates may expose investors to significant risk of losing all of the property invested. Any individual who is in any doubt about the investment to which this communication relates should consult an authorised person under FSMA specialising in advising on investments of the kind in question other than the person making this promotion.

Notice to Prospective Investors in Germany

The common units offered by this prospectus supplement have not been and will not be offered to the public within the meaning of the German Securities Prospectus Act (Wertpapierprospektgesetz). No securities prospectus pursuant to the German Securities Prospectus Act has been or will be published or circulated in Germany or filed with the German Federal Financial Supervisory Authority (Bundesanstalt für Finanzdienstleistungsaufsicht). This prospectus supplement does not constitute an offer to the public in Germany, and it does not serve for public distribution of the common units in Germany. Neither this prospectus supplement, nor any other document issued in connection with this offering, may be issued or distributed to any person in Germany except under circumstances that do not constitute an offer to the public under the German Securities Prospectus Act. Prospective Investors should consult with their legal and/or tax advisor before investing into the common units.

Netherlands

The common units will not be offered or sold, directly or indirectly, in the Netherlands, other than:

(g)	with a minimum denomination of €50,000 or the equivalent in another currency per investor;

(h)	for a minimum consideration of €50,000 or the equivalent in another currency per investor;

(i)	to fewer than 100 individuals or legal entities other than ‘Qualified Investors’ (see below); or

(j)	solely to Qualified Investors,

all within the meaning of Article 4 of the Financial Supervision Act Exemption Regulation (Vrijstellingsregeling Wet op het financieel toezicht) and Article 1:12 and Article 5:3 of the Financial Supervision Act (Wet op het financieel toezicht, FSA).

In respect of the offer, the fund is not required to obtain a licence pursuant to the FSA and is not subject to supervision pursuant to Part 4, Conduct of Business Supervision of financial undertakings and Part 2, Prudential Supervision of Financial Undertakings.

Switzerland

The Partnership has not been authorized by the Swiss Financial Market Supervision Authority as a foreign investment fund for public distribution in Switzerland pursuant to article 120 of the Swiss Federal Act on Collective investment Schemes of June 23, 2006 (“CISA”). Accordingly, the common units may not be offered or distributed to the public in or from Switzerland and neither this prospectus supplement nor any other offering material relating to the common units may be distributed in connection with any such offering or distribution. The common units may only be offered and this prospectus supplement may only be distributed in or from Switzerland to qualified investors (as defined under article 10 para. 3 of the CISA).

LEGAL MATTERS

The validity of the common units offered in this prospectus supplement will be passed upon for us by Proskauer Rose LLP, New York, New York. Certain legal matters in connection with the common units offered hereby will be passed upon for the underwriters by Andrews Kurth LLP, Houston, Texas.

EXPERTS

Suburban

The consolidated financial statements and management’s assessment of the effectiveness of internal control over financial reporting (which is included in Management’s Report on Internal Control over Financial Reporting) of Suburban Propane Partners, L.P. incorporated in this Prospectus by reference to the Annual Report on Form 10-K for the year ended September 24, 2011 have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

Inergy Propane, LLC

The consolidated financial statements of Inergy Propane, LLC and Subsidiaries at September 30, 2011 and 2010 and for each of the three years in the period ended September 30, 2011 included in the Suburban Propane Partners, L.P. Form 8-K dated May 3, 2012 and incorporated by reference into the accompany Prospectus have been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon, included therein, and incorporated herein by reference, and are included in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

FORWARD-LOOKING STATEMENTS

This prospectus supplement and the documents incorporated by reference in the accompanying prospectus “forward-looking statements,” relating to future business expectations and predictions and financial condition and results of operations of Suburban. Some of these statements can be identified by the use of forward-looking terminology such as “prospects,” “outlook,” “believes,” “estimates,” “intends,” “may,” “will,” “should,” “anticipates,” “expects” or “plans” or the negative or other variation of these or similar words, or by discussion of trends and conditions, strategies or risks and uncertainties. These forward-looking statements involve certain risks and uncertainties that could cause actual results to differ materially from those discussed or implied in such forward-looking statements (statements contained in this prospectus and identifying such risks and uncertainties are referred to as “cautionary statements”). They include statements regarding the expected benefits of the Inergy Propane Acquisition (as defined herein), and also include statements relating to or regarding:

•	the cost savings, transaction costs or integration costs that Suburban anticipates to arise from the Inergy Propane Acquisition;

•	various actions to be taken or requirements to be met in connection with integrating the operations of Inergy Propane into Suburban’s operations;

•	revenue, income and operations of the combined company following the closing of the Inergy Propane Acquisition;

•	future issuances of debt and equity securities and Suburban’s ability to achieve such financings; and

•	other objectives, expectations and intentions and other statements that are not historical facts.

These forward-looking statements are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. The following factors, among others, including those discussed in the “Risk Factors” section of this prospectus supplement, could cause actual results to differ materially from those described in the forward-looking statements:

•	expected cost savings from the Inergy Propane Acquisition may not be fully realized or realized within the expected time frame;

•	Suburban’s revenue following the Inergy Propane Acquisition may be lower than expected;

•	adverse weather conditions may result in reduced demand;

•	the costs or difficulty of the integration of the businesses of Inergy Propane and Suburban may be greater than expected;

•	general economic conditions, either internationally or nationally or in the jurisdictions in which Suburban is doing business, may be less favorable than expected;

•	Suburban may be unable to retain key personnel following the Inergy Propane Acquisition; and

•	operating, legal and regulatory risks Suburban may face.

These risks and other factors that may impact Suburban assumptions are more particularly described under the caption “Risk Factors” in this prospectus supplement and the accompanying prospectus and in Suburban’s filings with the SEC, which are incorporated by reference herein, including under the captions “Risk Factors” and “Business—Forward-Looking Information” in Suburban’s Annual Report on Form 10-K for the fiscal year ended September 24, 2011 and Quarterly Reports on Form 10-Q for the quarterly periods ended December 24, 2011, March 24, 2012 and June 23, 2012. While we believe that our assumptions are reasonable, it is very difficult to predict the impact of known factors on, and it is impossible to anticipate all factors that could affect, Suburban’s actual results. All subsequent written and oral forward-looking statements attributable to Suburban or persons acting on its behalf, are expressly qualified in their entirety by these cautionary statements. Neither Suburban nor or any other party undertakes any obligation to publicly update or revise any forward-looking statement as a result of new information, future events or otherwise, except as otherwise required by law.

WHERE YOU CAN FIND MORE INFORMATION

We file annual, quarterly and current reports, proxy statements and other information with the SEC under the Exchange Act. You may read and copy all or any portion of this information at the SEC’s principal office in Washington, D.C., and copies of all or any part thereof may be obtained from the Public Reference Section of the SEC, 100 F Street, N.E., Washington, D.C. 20549 after payment of fees prescribed by the SEC. Please call the SEC at 1-800-SEC-0330 for further information about the public reference room.

The SEC also maintains an Internet website that contains reports, proxy statements and other information about issuers, like Suburban, who file electronically with the SEC. The address of that site is www.sec.gov.

Our Internet website address is www.suburbanpropane.com. This reference to our website is intended to be an inactive textual reference only. Our website and the information contained therein or connected thereto are not incorporated by reference into the prospectus.

Our common units are listed on the New York Stock Exchange, and reports, proxy statements and other information can be inspected at the offices of the NYSE at 20 Broad Street, New York, New York 10005.

We have filed with the SEC a registration statement on Form S-3 to register the common units to be sold in connection with this prospectus supplement. As permitted by the rules and regulations of the SEC, this prospectus supplement and the accompany prospectus, which forms a part of the registration statement, does not contain all of the information included in the registration statement. For further information pertaining to us and the securities offered under this prospectus supplement, reference is made to the registration statement and the attached exhibits and schedules. Although required material information has been presented in this prospectus supplement, statements contained in this prospectus supplement as to the contents or provisions of any contract or other document referred to in this prospectus supplement may be summary in nature and in each instance reference is made to the copy of this contract or other document filed as an exhibit to the registration statement and each statement is qualified in all respects by this reference, including the exhibits and schedules filed therewith. You should rely only on the information incorporated by reference or provided in this prospectus supplement and the accompanying prospectus. We have not authorized anyone else to provide you with different information. You should not assume that the information in this prospectus supplement and the accompanying prospectus is accurate as of any date other than the date on the cover page of this prospectus supplement or the accompanying prospectus. Our business, financial condition, results of operations and prospectus may have changed since that date.

INCORPORATION OF INFORMATION FILED WITH THE SEC

The SEC allows us to “incorporate by reference” information into this prospectus supplement, which means that we can disclose important information to you by referring you to another document filed separately with the SEC. The information incorporated by reference is deemed to be part of this prospectus supplement from the date that we file that document, except for any information that is superseded by subsequent incorporated documents or by information that is contained directly in this prospectus supplement. This prospectus supplement incorporates by reference the documents set forth below that Suburban has previously filed with the SEC and that are not delivered with this prospectus supplement. These documents contain important information about Suburban and its financial condition.

•	Annual Report on Form 10-K for the year ended September 24, 2011, as filed on November 23, 2011 (excluding Exhibits 101 et seq.).

•

Quarterly Report on Form 10-Q for the quarterly periods ended December 24, 2011, as filed on February 2, 2012, March 24, 2012, as filed on May 3, 2012 and June 23, 2012, as filed on August 2, 2012 and as amended on August 3, 2012 (excluding Exhibits 101 et seq.).

•	Definitive Proxy Statement, filed with the SEC on March 8, 2012.

•	Current Reports on Form 8-K or 8-K/A dated and filed on the following dates (excluding any information in those documents that is deemed by the rules of the SEC to be furnished and not filed):

Dated	Filed
November 9, 2011	November 10, 2011
January 5, 2012	January 6, 2012
January 19, 2012	January 19, 2012
January 19, 2012	January 19, 2012
April 19, 2012	April 19, 2012
April 19, 2012	April 19, 2012
April 25, 2012	April 26, 2012
May 3, 2012	May 3, 2012
May 3, 2012	May 3, 2012
May 15, 2012	May 15, 2012
May 17, 2012	May 17, 2012
May 21, 2012	May 21, 2012
June 1, 2012	June 1, 2012
June 8, 2012	June 8, 2012
June 15, 2012	June 15, 2012
July 6, 2012	July 6, 2012
July 18, 2012	July 18, 2012
July 19, 2012	July 19, 2012
July 30, 2012	July 30, 2012
August 1, 2012	August 2, 2012
August 6, 2012	August 6, 2012

We have filed, and incorporated by reference herein, the audited historical financial statements and accompanying notes of Inergy Propane, LLC as of September 30, 2011 and 2010, and for each of the three years in the period ended September 30, 2011, and the unaudited interim historical financial statements and accompanying notes for the nine months ended June 30, 2012 and 2011 on our Current Report on Form 8-K dated August 6, 2012.

All documents filed by us pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act (excluding any information in those documents that is deemed by the rules of the SEC to be furnished and not filed) between the date of this prospectus supplement and the termination of the offering of securities under this prospectus supplement shall also be deemed to be incorporated herein by reference. Any statement contained in any document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this prospectus supplement to the extent that a statement contained in this prospectus supplement or in any other subsequently filed document which also is or is deemed to be incorporated by reference in this prospectus modifies or supersedes such statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this prospectus supplement.

We will provide you without charge, upon your written or oral request, a copy of any of the documents incorporated by reference in this prospectus, other than exhibits to such documents which are not specifically incorporated by reference into such documents or this prospectus supplement. Please direct your requests to: Suburban Propane Partners, L.P., P.O. Box 206, Whippany, New Jersey 07981-0206, Telephone No.: (973) 503-9252, Attention: Investor Relations.

PROSPECTUS

Suburban Propane Partners, L.P.

Common Units

This prospectus relates to the offer, from time to time, of common units representing limited partnership interests in Suburban Propane Partners, L.P. The common units may be offered for resale in amounts, at prices and on terms to be set forth in one or more accompanying prospectus supplements and may be offered separately or together, or in separate series.

Our common units are limited partner interests, which are inherently different from the capital stock of a corporation. Our common units are traded on the New York Stock Exchange under the symbol “SPH.” On August 6, 2012, the last sales price of our common units as reported by the NYSE was $40.15 per common unit.

We may offer and sell these common units to or through one or more underwriters, dealers and agents, or directly to purchasers, on a continuous or delayed basis. This prospectus describes the general terms of our common units. The specific terms of any securities and the specific manner in which we will offer them will be included in a supplement to this prospectus relating to that offering. The prospectus supplement also may add, update or change information contained in this prospectus. We may also authorize one or more free writing prospectuses to be provided to you in connection with these offerings. This prospectus may be used to offer and sell securities only if accompanied by a prospectus supplement and any related free writing prospectus. You should read this prospectus and any prospectus supplement carefully before you invest. You should also read the documents we have referred you to in the “Where You Can Find More Information” section of this prospectus for information on us and our financial statements.

You should carefully consider each of the factors described under “Risk Factors” beginning on page 6 of this prospectus and in the appropriate prospectus supplement before you make any investment in our securities.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

This prospectus contains forward-looking statements that are subject to a number of risks and uncertainties, many of which are beyond our control. Please read “Risk Factors” and “Forward-Looking Statements.”

The date of this prospectus is August 7, 2012

i

ABOUT THIS PROSPECTUS

This prospectus is part of a registration statement on Form S-3 filed with the Securities and Exchange Commission (the “SEC”) utilizing a “shelf” registration process. Under the shelf registration process, we may offer from time to time the common units described in this prospectus in one or more offerings. Each time we offer securities, we will provide you with this prospectus and a prospectus supplement that will describe, among other things, the specific amounts and prices of the securities being offered and the terms of the offering. We may also authorize one or more free writing prospectuses to be provided to you that may contain material information relating to these offerings. The prospectus supplement (and any related free writing prospectus that we may authorize to be provided to you) may also add, update or change information contained in this prospectus or in the documents we have incorporated by reference into this prospectus. If there is any inconsistency between the information in this prospectus and any prospectus supplement, you should rely on the information in that prospectus supplement. You should carefully read both this prospectus and any prospectus supplement, together with any related free writing prospectus, together with the information incorporated by reference, before deciding to invest in our securities.

You should rely only on the information contained in or incorporated by reference in this prospectus, any accompanying prospectus supplement or in any related free writing prospectus filed by us with the SEC. We have not authorized anyone to provide you with additional or different information. No dealer, salesperson or other person is authorized to give any information or to represent anything not contained in this prospectus, any accompanying prospectus supplement or any related free writing prospectus that we may authorize to be provided to you. You must not rely on any unauthorized information or representation. This prospectus and the accompanying prospectus supplement constitute an offer to sell only the securities offered hereby, but only under circumstances and in jurisdictions where it is lawful to do so. You should assume that the information appearing in this prospectus, any prospectus supplement or any related free writing prospectus is accurate only as of the date on the front of such document and that any information we have incorporated by reference is accurate only as of its respective date, regardless of the time of delivery of this prospectus, any applicable prospectus supplement or any related free writing prospectus, or any sale of a security. Our business, financial condition, results of operations and prospects may have changed since that date.

References in this prospectus to “Suburban,” “the Partnership,” “we,” “us” and “our” refer to Suburban Propane Partners, L.P. and its subsidiaries, unless the context otherwise requires.

You should read both this prospectus, including information under the heading the “Risk Factors,” and the accompanying prospectus supplement or any related free writing prospectus, together with the additional information described under the heading “Where You Can Find More Information.”

ABOUT SUBURBAN PROPANE PARTNERS, L.P.

Suburban Propane Partners, L.P., a publicly traded Delaware limited partnership, is a nationwide marketer and distributor of a diverse array of products meeting the energy needs of our customers. We specialize in the distribution of propane, fuel oil and refined fuels, as well as the marketing of natural gas and electricity in deregulated markets. In support of our core marketing and distribution operations, we install and service a variety of home comfort equipment, particularly in the areas of heating and ventilation. We believe, based on LP/Gas Magazine dated February 2012 and after taking into effect the combination of two larger competitors earlier in the year and the Inergy Propane Acquisition (as defined and more fully described below), that we are the third largest retail marketer of propane in the United States, measured by retail gallons sold in the calendar year 2011. As of September 24, 2011, we were serving the energy needs of approximately 750,000 residential, commercial, industrial and agricultural customers through approximately 300 locations in 30 states located primarily in the east and west coast regions of the United States, including Alaska. We sold approximately 298.9 million gallons of propane and 37.2 million gallons of fuel oil and refined fuels to retail customers during the year ended September 24, 2011. We were organized on December 18, 1995 and, together with our predecessor companies, have been continuously engaged in the retail propane business since 1928.

We conduct our business principally through Suburban Propane, L.P., a Delaware limited partnership, which operates our propane business and assets (the “Operating Partnership”), and its direct and indirect subsidiaries. Our general partner, and the general partner of our Operating Partnership, is Suburban Energy Services Group LLC (the “General Partner”), a Delaware limited liability company, whose sole member is the Chief Executive Officer of the Partnership. Since October 19, 2006, the General Partner has had no economic interest in either Suburban or the Operating Partnership (which means that the General Partner is not entitled to any cash distributions of either partnership, nor to any cash payment upon the liquidation of either partnership, nor any other economic rights in either partnership) other than as a holder of 784 common units of Suburban. Additionally, under the Third Amended and Restated Agreement of Limited Partnership (the “Partnership Agreement”) of Suburban, there are no incentive distribution rights for the benefit of the General Partner. Suburban owns (directly and indirectly) all of the limited partner interests in the Operating Partnership. The common units represent 100% of the limited partner interests in Suburban.

Subsidiaries of the Operating Partnership include Suburban Sales and Service, Inc. (the “Service Company”), which conducts a portion of Suburban’s service work and appliance and parts businesses. Through an acquisition in fiscal 2004, we transformed our business from a marketer of a single fuel into one that provides multiple energy solutions, with expansion into the marketing and distribution of fuel oil and refined fuels, as well as the marketing of natural gas and electricity. Our fuel oil and refined fuels, natural gas and electricity and services businesses are structured as either limited liability companies or corporate entities and, as such, are subject to corporate level income tax.

Our common units are traded on the New York Stock Exchange under the symbol “SPH.” Our principal executive offices are located at One Suburban Plaza, 240 Route 10 West, Whippany, NJ 07981, and our telephone number is (973) 887-5300.

Acquisition of Inergy Propane and Related Transactions

On August 1, 2012, Suburban consummated its acquisition of the retail propane business (“Inergy Propane”) of Inergy, L.P., a Delaware limited partnership (“Inergy”), in exchange for consideration of approximately $1.8 billion, in accordance with the terms of the Contribution Agreement, dated April 25, 2012, as subsequently amended (the “Contribution Agreement”), by and among Suburban, Inergy and certain affiliates of Inergy (Inergy and such affiliates collectively, the “Contributors”). The acquisition of Inergy Propane and the related transactions contemplated by the terms of the Contribution Agreement are referred to as the “Inergy Propane Acquisition.”

The acquisition consideration consisted of: (i) the issuance by Suburban and Suburban Inergy Finance Corp. (as co-issuers) of $1.0 billion in aggregate principal amount of newly issued unsecured senior notes (the “SPH Notes”) and Suburban’s payment of $184.8 million in cash to Inergy noteholders pursuant to the Exchange Offers (as defined below); and (ii) the issuance by Suburban of $613.1 million of new Suburban common units to the Contributors, all but $6.1 million of which will be distributed by Inergy to its unitholders.

The $1.0 billion of SPH Notes were issued, and $184.8 million in cash was distributed, in connection with the offers to exchange therefor (the “Exchange Offers”) any and all of the outstanding unsecured 7% Senior Notes due 2018 and 6 7/8% Senior Notes due 2021 issued by Inergy and Inergy Finance Corp. In addition, Suburban paid $65.0 million in cash to the Inergy noteholders for the consent payments pursuant to the Exchange Offers and Inergy paid us $36.5 million on the closing date of the Inergy Propane Acquisition. The Exchange Offers were conducted in connection with, and conditioned upon, the consummation of the Inergy Propane Acquisition.

In addition, on August 1, 2012, Suburban and the Operating Partnership entered into the First Amendment (the “First Amendment to the Credit Agreement”) to the Amended and Restated Credit Agreement, dated as of January 5, 2012 (the “Credit Agreement”), with Bank of America, N.A., as Administrative Agent, Swing Line Lender and L/C Issuer and the other lenders named therein (collectively, the “Lenders”), to provide (i) in the aggregate, subject to the satisfaction of certain conditions precedent, an up to $250.0 million senior secured 364-day incremental term loan facility (the “364-Day Facility”) and (ii) an increase in the aggregate, subject to the satisfaction of certain conditions precedent, of our existing revolving credit facility under the Credit Agreement from $250.0 million to $400.0 million (the “Commitment Increase”). The First Amendment to the Credit Agreement also includes provision for the reinstatement and increase from $150.0 million to $250.0 million of the existing uncommitted incremental term facility under the Credit Agreement when the 364-Day Facility is repaid or prepaid in full.

On August 1, 2012, we drew $225.0 million on the 364-Day Facility, which, together with available cash, we used for the purposes of paying (i) cash consideration pursuant to the Exchange Offers, (ii) costs and fees related to the Exchange Offers, and (iii) costs and expenses related to the Inergy Propane Acquisition. We intend to repay such borrowings with an equity financing in the future, subject to market conditions.

FORWARD-LOOKING STATEMENTS

This prospectus and the information incorporated by reference in this prospectus include forward-looking statements (“Forward-Looking Statements”) as defined in the Private Securities Litigation Reform Act of 1995 and Section 27A of the Securities Act of 1933, as amended (the “Securities Act”), relating to our future business expectations and predictions and financial condition and results of operations. Some of these statements can be identified by the use of forward-looking terminology such as “prospects,” “outlook,” “believes,” “estimates,” “intends,” “may,” “will,” “should,” “anticipates,” “expects” or “plans” or the negative or other variations of these or similar words, or by discussion of trends and conditions, strategies or risks and uncertainties. These Forward-Looking Statements involve certain risks and uncertainties that could cause actual results to differ materially from those discussed or implied in such Forward-Looking Statements (statements contained in this prospectus identifying such risks and uncertainties are referred to as “cautionary statements”). The risks and uncertainties include statements regarding or relating to, and their impact on our results, including, but not limited to, the following risks:

•	The impact of weather conditions on the demand for propane, fuel oil and other refined fuels, natural gas and electricity;

•

Volatility in the unit cost of propane, fuel oil and other refined fuels and natural gas, the impact of our hedging and risk management activities, and the adverse impact of price increases on volumes as a result of customer conservation;

•	Our ability to compete with other suppliers of propane, fuel oil and other energy sources;

•

The impact on the price and supply of propane, fuel oil and other refined fuels from the political, military or economic instability of the oil producing nations, global terrorism and other general economic conditions;

•	Our ability to acquire and maintain reliable transportation for our propane, fuel oil and other refined fuels;

•	Our ability to retain customers;

•	The impact of customer conservation, energy efficiency and technology advances on the demand for propane and fuel oil;

•	The ability of management to continue to control expenses;

•

The impact of changes in applicable statutes and government regulations, or their interpretations, including those relating to the environment and global warming and other regulatory developments on our business;

•	The impact of legal proceedings on our business;

•	The impact of operating hazards that could adversely affect our operating results to the extent not covered by insurance;

•	Our ability to make strategic acquisitions and successfully integrate them;

•	The impact of current conditions in the global capital and credit markets, and general economic pressures; and

•	Other risks referenced from time to time in filings with the SEC and those factors listed or incorporated by reference into this prospectus under “Risk Factors.”

Some of these Forward-Looking Statements are discussed in more detail in “Risk Factors” beginning on page 6 of this prospectus. On different occasions, we or our representatives have made or may make Forward-Looking Statements in other filings with the SEC, press releases or oral statements made by or with the approval of one of our authorized executive officers. Readers are cautioned not to place undue reliance on Forward-Looking Statements, which reflect management’s view only as of the date made. We undertake no obligation to update any Forward-Looking Statements or Cautionary Statements. All subsequent written and oral Forward-Looking Statements attributable to us or persons acting on our behalf are expressly qualified in their entirety by the Cautionary Statements in this prospectus and in future SEC reports. For a more complete discussion of specific factors which could cause actual results to differ from those in the Forward-Looking Statements or Cautionary Statements, see the “Risk Factors” section of this prospectus.

Forward-Looking Statements or Cautionary Statements should not be viewed as predictions, and should not be the primary basis upon which investors evaluate us. Any investor in Suburban should consider all risks and uncertainties disclosed in our SEC filings, described above under the “Where You Can Find More Information” section of this prospectus, all of which are accessible on the SEC’s website at www.sec.gov. We note that all website addresses given in this prospectus are for information only and are not intended to be an active link or to incorporate any website information into this document.

RISK FACTORS

Investing in our common units involves a high degree of risk. The most significant risks include those described below; however, additional risks that we currently do not know about or that we currently believe to be immaterial may also impair our business operations. You should carefully consider the following risk factors, as well as the other information in this prospectus, any prospectus supplement and any related free writing prospectus and the information we have incorporated herein by reference in evaluating an investment in Suburban. If any of the following risks actually occurs, our business, results of operations and financial condition could be materially adversely affected. In this case, the trading price of our common units would likely decline and you might lose part or all of the value in our common units. When we offer and sell any securities pursuant to a prospectus supplement, we may include additional risk factors relevant to such securities in the prospectus supplement. Some factors in this section are Forward-Looking Statements. See “Forward-Looking Statements.”

Risks Related to Our Business and Industry

Since weather conditions may adversely affect demand for propane, fuel oil and other refined fuels and natural gas, our results of operations and financial condition are vulnerable to warm winters.

Weather conditions have a significant impact on the demand for propane, fuel oil and other refined fuels and natural gas for both heating and agricultural purposes. Many of our customers rely on propane, fuel oil or natural gas primarily as a heating source. The volume of propane, fuel oil and natural gas sold is at its highest during the six-month peak heating season of October through March and is directly affected by the severity of the winter. Typically, we sell approximately two-thirds of our retail propane volume and approximately three-fourths of our retail fuel oil volume during the peak heating season.

Actual weather conditions can vary substantially from year to year, significantly affecting our financial performance. For example, average temperatures in our service territories were 1%, 5% and 1% warmer than normal for fiscal 2011, fiscal 2010 and fiscal 2009, respectively, as measured by the number of heating degree days reported by the National Oceanic and Atmospheric Administration (“NOAA”). In addition, for the six month period from October 2011 through March 2012, average temperature in our service territories was 14% warmer than normal, which period has been reported by NOAA as the warmest on record in the contiguous United States. Furthermore, variations in weather in one or more regions in which we operate can significantly affect the total volume of propane, fuel oil and other refined fuels and natural gas we sell and, consequently, our results of operations. Variations in the weather in the northeast, where we have a greater concentration of propane accounts and substantially all of our fuel oil and natural gas operations, generally have a greater impact on our operations than variations in the weather in other markets. We can give no assurance that the weather conditions in any quarter or year will not have a material adverse effect on our operations, or that our available cash will be sufficient to pay principal and interest on our indebtedness and distributions to holders of our common units.

Sudden increases in the price of propane, fuel oil and other refined fuels and natural gas due to, among other things, our inability to obtain adequate supplies from our usual suppliers, may adversely affect our operating results.

Our profitability in the retail propane, fuel oil and refined fuels and natural gas businesses is largely dependent on the difference between our product cost and retail sales price. Propane, fuel oil and other refined fuels and natural gas are commodities, and the unit price we pay is subject to volatile changes in response to changes in supply or other market conditions over which we have no control, including the severity of winter weather and the price and availability of competing alternative energy sources. In general, product supply contracts permit suppliers to charge posted prices at the time of delivery or the current prices established at major supply points, including Mont Belvieu, Texas, and Conway, Kansas. In addition, our supply from our usual sources may be interrupted due to reasons that are beyond our control. As a result, the cost of acquiring propane, fuel oil and other refined fuels and natural gas from other suppliers might be materially higher at least on a short-term basis. Since we may not be able to pass on to our customers immediately, or in full, all increases in our wholesale cost of propane, fuel oil and other refined fuels and natural gas, these increases could reduce our profitability. We engage in transactions to manage the price risk associated with certain of our product costs from time to time in an attempt to reduce cost volatility and to help ensure availability of product. We can give no assurance that future volatility in propane, fuel oil and natural gas supply costs will not have a material adverse effect on our profitability and cash flow, or that our available cash will be sufficient to pay principal and interest on our indebtedness and distributions to holders of our common units.

High prices for propane, fuel oil and other refined fuels and natural gas can lead to customer conservation, resulting in reduced demand for our product.

Prices for propane, fuel oil and other refined fuels and natural gas are subject to fluctuations in response to changes in wholesale prices and other market conditions beyond our control. Therefore, our average retail sales prices can vary significantly within a heating season or from year to year as wholesale prices fluctuate with propane, fuel oil and natural gas commodity market conditions. During periods of high propane, fuel oil and other refined fuels and natural gas product costs our selling prices generally increase. High prices can lead to customer conservation, resulting in reduced demand for our product.

Because of the highly competitive nature of the retail propane and fuel oil businesses, we may not be able to retain existing customers or acquire new customers, which could have an adverse impact on our operating results and financial condition.

The retail propane and fuel oil industries are mature and highly competitive. We expect overall demand for propane and fuel oil to be relatively flat to moderately declining over the next several years. Year-to-year industry volumes of propane and fuel oil are expected to be primarily affected by weather patterns and from competition intensifying during warmer than normal winters, as well as from the impact of a sustained higher commodity price environment on customer conservation and the impact of continued weakness in the economy on customer buying habits.

Propane and fuel oil compete with electricity, natural gas and other existing and future sources of energy, some of which are, or may in the future be, less costly for equivalent energy value. For example, natural gas is a significantly less expensive source of energy than propane and fuel oil on an equivalent British Thermal Unit (“BTU”) basis. As a result, except for some industrial and commercial applications, propane and fuel oil are generally not economically competitive with natural gas in areas where natural gas pipelines already exist. The gradual expansion of the nation’s natural gas distribution systems has made natural gas available in many areas that previously depended upon propane or fuel oil. We expect this trend to continue. Propane and fuel oil compete to a lesser extent with each other due to the cost of converting from one to the other.

In addition to competing with other sources of energy, our propane and fuel oil businesses compete with other distributors of those respective products principally on the basis of price, service and availability. Competition in the retail propane business is highly fragmented and generally occurs on a local basis with other large full-service multi-state propane marketers, thousands of smaller local independent marketers and farm cooperatives. Our fuel oil business competes with fuel oil distributors offering a broad range of services and prices, from full service distributors to those offering delivery only. In addition, our existing fuel oil customers, unlike our existing propane customers, generally own their own tanks, which can result in intensified competition for these customers.

As a result of the highly competitive nature of the retail propane and fuel oil businesses, our growth within these industries depends on our ability to acquire other retail distributors, open new customer service centers, add new customers and retain existing customers. We can give no assurance that we will be able to acquire other retail distributors, add new customers and retain existing customers. For certain risks relating to customer retention, see “—Risks Related to the Inergy Propane Acquisition and the Related Transactions—We may not be able to successfully integrate Inergy Propane’s operations with our operations, which could cause our business to suffer.”

Energy efficiency, general economic conditions and technological advances have affected and may continue to affect demand for propane and fuel oil by our retail customers.

The national trend toward increased conservation and technological advances, including installation of improved insulation and the development of more efficient furnaces and other heating devices, has adversely affected the demand for propane and fuel oil by our retail customers which, in turn, has resulted in lower sales volumes to our customers. In addition, continued weakness in the economy may lead to additional conservation by retail customers seeking to further reduce their heating costs, particularly during periods of sustained higher commodity prices. Future technological advances in heating, conservation and energy generation and continued economic weakness may adversely affect our volumes sold, which, in turn, may adversely affect our financial condition and results of operations.

Current conditions in the global capital and credit markets, and general economic pressures, may adversely affect our financial position and results of operations.

Our business and operating results are materially affected by worldwide economic conditions. Current conditions in the global capital and credit markets and general economic pressures have led to declining consumer and business confidence, increased market volatility and widespread reduction of business activity generally. As a result of this turmoil, coupled with increasing energy prices, our customers may experience cash flow shortages which may lead to delayed or cancelled plans to purchase our products, and affect the ability of our customers to pay for our products. In addition, disruptions in the U.S. residential mortgage market, increases in mortgage foreclosure rates and failures of lending institutions may adversely affect retail customer demand for our products (in particular, products used for home heating and home comfort equipment) and our business and results of operations.

Our operating results and ability to generate sufficient cash flow to pay principal and interest on our indebtedness, and to pay distributions to holders of our common units, may be affected by our ability to continue to control expenses.

The propane and fuel oil industries are mature and highly fragmented with competition from other multi-state marketers and thousands of smaller local independent marketers. Demand for propane and fuel oil is expected to be affected by many factors beyond our control, including, but not limited to, the severity of weather conditions during the peak heating season, customer conservation driven by high energy costs and other economic factors, as well as technological advances impacting energy efficiency. Accordingly, our propane and fuel oil sales volumes and related gross margins may be negatively affected by these factors beyond our control. Our operating profits and ability to generate sufficient cash flow may depend on our ability to continue to control expenses in line with sales volumes. We can give no assurance that we will be able to continue to control expenses to the extent necessary to reduce the effect on our profitability and cash flow from these factors.

The risk of terrorism, political unrest and the current hostilities in the Middle East or other energy producing regions may adversely affect the economy and the price and availability of propane, fuel oil and other refined fuels and natural gas.

Terrorist attacks, political unrest and the current hostilities in the Middle East or other energy producing regions may adversely impact the price and availability of propane, fuel oil and other refined fuels and natural gas, as well as our results of operations, our ability to raise capital and our future growth. The impact that the foregoing may have on our industry in general, and on us in particular, is not known at this time. An act of terror could result in disruptions of crude oil or natural gas supplies and markets (the sources of propane and fuel oil), and our infrastructure facilities could be direct or indirect targets. Terrorist activity may also hinder our ability to transport propane, fuel oil and other refined fuels if our means of supply transportation, such as rail or pipeline, become damaged as a result of an attack. A lower level of economic activity could result in a decline in energy consumption, which could adversely affect our revenues or restrict our future growth. Instability in the financial markets as a result of terrorism could also affect our ability to raise capital. Terrorist activity, political unrest and hostilities in the Middle East or other energy producing regions could likely lead to increased volatility in prices for propane, fuel oil and other refined fuels and natural gas. We have opted to purchase insurance coverage for terrorist acts within our property and casualty insurance programs, but we can give no assurance that our insurance coverage will be adequate to fully compensate us for any losses to our business or property resulting from terrorist acts.

Our financial condition and results of operations may be adversely affected by governmental regulation and associated environmental and health and safety costs.

Our business is subject to a wide and ever increasing range of federal, state and local laws and regulations related to environmental and health and safety matters including those concerning, among other things, the investigation and remediation of contaminated soil and groundwater and transportation of hazardous materials. These requirements are complex, changing and tend to become more stringent over time. In addition, we are required to maintain various permits that are necessary to operate our facilities, some of which are material to our operations. There can be no assurance that we have been, or will be, at all times in complete compliance with all legal, regulatory and permitting requirements or that we will not incur significant costs in the future relating to such requirements. Violations could result in penalties, or the curtailment or cessation of operations.

Moreover, currently unknown environmental issues, such as the discovery of additional contamination, may result in significant additional expenditures, and potentially significant expenditures also could be required to comply with future changes to environmental laws and regulations or the interpretation or enforcement thereof. Such expenditures, if required, could have a material adverse effect on our business, financial condition or results of operations.

We are subject to operating hazards and litigation risks that could adversely affect our operating results to the extent not covered by insurance.

Our operations are subject to all operating hazards and risks normally associated with handling, storing and delivering combustible liquids such as propane, fuel oil and other refined fuels. We have been, and are likely to continue to be, a defendant in various legal proceedings and litigation arising in the ordinary course of business, both as a result of these operating hazards and risks and as a result of other aspects of our business. We are self-insured for general and product, workers’ compensation and automobile liabilities up to predetermined amounts above which third-party insurance applies. We cannot guarantee that our insurance will be adequate to protect us from all material expenses related to potential future claims for personal injury and property damage or that these levels of insurance will be available at economical prices, or that all legal matters that arise will be covered by our insurance programs.

If we are unable to make acquisitions on economically acceptable terms or effectively integrate such acquisitions into our operations, our financial performance may be adversely affected.

The retail propane and fuel oil industries are mature. We expect overall demand for propane and fuel oil to be relatively flat to moderately declining over the next several years. With respect to our retail propane business, it may be difficult for us to increase our aggregate number of retail propane customers except through acquisitions. As a result, we expect the success of our financial performance to depend, in part, upon our ability to acquire other retail propane and fuel oil distributors or other energy-related businesses and to successfully integrate them into our existing operations and to make cost saving changes. The competition for acquisitions is intense and we can make no assurance that we will be able to acquire other propane and fuel oil distributors or other energy-related businesses on economically acceptable terms or, if we do, to integrate the acquired operations effectively.

The adoption of climate change legislation could result in increased operating costs and reduced demand for the products and services we provide.

In December 2009, the EPA issued an “Endangerment Finding” under the Clean Air Act, determining that emissions of GHGs present an endangerment to public health and the environment because emissions of such gases may be contributing to warming of the earth’s atmosphere and other climatic changes. Based on these findings, the EPA has begun adopting and implementing regulations to restrict emissions of GHGs and require reporting by certain regulated facilities on an annual basis.

Both Houses of the United States Congress also have considered adopting legislation to reduce emissions of GHGs. In June 2009, the American Clean Energy and Security Act of 2009, also known as the Waxman-Markey Bill, passed in the U.S. House of Representatives, but the U.S. Senate’s version, The Clean Energy Jobs and American Power Act, or the Boxer-Kerry Bill, did not pass. Both bills sought to establish a “cap and trade” system for restricting GHG emissions. Under such system, certain sources of GHG emissions would be required to obtain GHG emission “allowances” corresponding to their annual emissions of GHGs. The number of emission allowances issued each year would decline as necessary to meet overall emission reduction goals. As the number of GHG emission allowances declines each year, the cost or value of allowances is expected to escalate significantly.

The adoption of federal or state climate change legislation or regulatory programs to reduce emissions of GHGs could require us to incur increased capital and operating costs, with resulting impact on product price and demand. We cannot predict whether or in what form cap-and-trade provisions and renewable energy standards may be enacted. In addition, a possible consequence of climate change is increased volatility in seasonal temperatures. It is difficult to predict how the market for our fuels would be affected by increased temperature volatility, although if there is an overall trend of warmer temperatures, it could adversely affect our business.

The adoption of derivatives legislation by Congress could have an adverse impact on our ability to hedge risks associated with our business.

On July 21, 2010, the Dodd-Frank Act was signed into law. The Dodd-Frank Act regulates derivative transactions, which include certain instruments used in our risk management activities.

The Dodd-Frank Act requires the Commodity Futures Trading Commission (the “CFTC”) and the Securities and Exchange Commission (the “SEC”) to promulgate rules and regulations relating to, among other things, swaps, participants in the derivatives markets, clearing of swaps and reporting of swap transactions. In general, the Dodd-Frank Act subjects swap transactions and participants to greater regulation and supervision by the CFTC and the SEC and will require many swaps to be cleared through a CFTC- or SEC-registered clearing facility and executed on a designated exchange or swap execution facility. There are some exceptions to these requirements for entities that use swaps to hedge or mitigate commercial risk. While we may ultimately be eligible for such exceptions, the scope of these exceptions currently is somewhat uncertain, pending further definition through rulemaking.

Among the other provisions of the Dodd-Frank Act that may affect derivative transactions are those relating to establishment of capital and margin requirements for certain derivative participants, establishment of business conduct standards, recordkeeping and reporting requirements; and imposition of position limits.

Although the Dodd-Frank Act imposes significant new regulatory requirements with respect to derivatives, the impact of the requirements will not be known definitively until new regulations have been adopted by the CFTC and the SEC. The new legislation and regulations promulgated thereunder could increase the operational and transactional cost of derivatives contracts and affect the number and/or creditworthiness of counterparties available to us.

Risks Related to the Inergy Propane Acquisition and the Related Transactions

We may not be able to successfully integrate Inergy Propane’s operations with our operations, which could cause our business to suffer.

In order to obtain all of the anticipated benefits of the Inergy Propane Acquisition, we will need to combine and integrate the businesses and operations of Inergy Propane with ours. The combination of two large businesses is a complex and costly process. As a result, after the Inergy Propane Acquisition, we will be required to devote significant management attention and resources to integrating the business practices and operations of Suburban and Inergy Propane. The integration process may divert the attention of our executive officers and management from day-to-day operations and disrupt the business of Suburban and, if implemented ineffectively, preclude realization of the expected benefits of the transaction.

Our failure to meet the challenges involved in successfully integrating Inergy Propane’s operations with our operations or otherwise to realize any of the anticipated benefits of the Inergy Propane Acquisition could adversely affect our results of operations. In addition, the overall integration of Suburban and Inergy Propane may result in unanticipated problems, expenses, liabilities and competitive responses. The loss of customer relationships may be above historical norms not only with respect to existing Suburban customers but also as to the Inergy Propane customers who will now be serviced by Suburban. We expect the difficulties of combining our operations to include, among others:

•	operating a significantly larger combined company with operations in more geographic areas;

•	maintaining employee morale and retaining key employees;

•	developing and implementing employment polices to facilitate workforce integration, and, where applicable, labor and union relations;

•	preserving important strategic and customer relationships;

•	the diversion of management’s attention from ongoing business concerns;

•	the integration of multiple information systems;

•	regulatory, legal, taxation and other unanticipated issues in integrating operating and financial systems;

•	coordinating marketing functions;

•	consolidating corporate and administrative infrastructures and eliminating duplicative operations; and

•	integrating the cultures of Suburban and Inergy Propane.

In addition, even if we are able to successfully integrate our businesses and operations, we may not fully realize the expected benefits of the Inergy Propane Acquisition within the intended time frame, or at all. Further, our post-acquisition results of operations may be affected by factors different from those existing prior to the Inergy Propane Acquisition and may suffer as a result of the Inergy Propane Acquisition. As a result, we cannot assure you that the combination of our business and operations with Inergy Propane will result in the realization of the full benefits anticipated from the Inergy Propane Acquisition.

We incurred and continue to incur substantial expenses related to the Inergy Propane Acquisition.

We have incurred and expect to continue to incur substantial expenses in connection with the Inergy Propane Acquisition and integrating the business, operations, networks, systems, technologies, policies and procedures of Suburban and Inergy Propane. There are a large number of systems that must be integrated, including billing, management information, information systems, purchasing, accounting and finance, sales, payroll and benefits, fixed assets, lease administration and regulatory compliance. Although Suburban has assumed that a certain level of transaction and integration expenses would be incurred, there are a number of factors beyond our control that could affect the total amount or the timing of these integration expenses. Many of the expenses that will be incurred, by their nature, are difficult to estimate accurately at the present time. Due to these factors, the transaction and integration expenses associated with the Inergy Propane Acquisition could, particularly in the near term, exceed the savings that we expect to achieve from the elimination of duplicative expenses and the realization of economies of scale and cost savings related to the integration of the businesses. As a result of these expenses, Suburban has taken, and expects to continue to take, charges against its earnings relating to the completion of the Inergy Propane Acquisition. The charges relating to the Inergy Propane Acquisition have been and expect to continue to be significant, although the aggregate amount and timing of all such charges are uncertain at present.

Following the Inergy Propane Acquisition, we may be unable to retain key employees.

Our success after the Inergy Propane Acquisition will depend in part upon our ability to retain key Suburban employees, including employees of Inergy Propane who became Suburban employees upon completion of the Inergy Propane Acquisition. Key employees may depart at some point following the Inergy Propane Acquisition because of issues relating to the uncertainty and difficulty of integration, a desire not to remain with us following the Inergy Propane Acquisition or otherwise. Accordingly, no assurance can be given that Suburban will be able to retain key employees to the same extent as in the past.

Our future results will suffer if we do not effectively manage our expanded operations following the Inergy Propane Acquisition.

Following the Inergy Propane Acquisition, we may continue to expand our operations through additional acquisitions and other strategic acquisitions, some of which will involve complex challenges. Our future success will depend, in part, upon our ability to manage our expansion opportunities, which pose substantial challenges for us to integrate new operations into our existing business in an efficient and timely manner, and upon our ability to successfully monitor our operations, costs, regulatory compliance and service quality and to maintain other necessary internal controls. We cannot assure you that our expansion or acquisition opportunities will be successful or that we will realize our expected operating efficiencies, cost savings, revenue enhancements, synergies or other benefits.

Our unaudited pro forma condensed combined financial information may not be representative of our results following the Inergy Propane Acquisition.

Our unaudited pro forma condensed combined financial information included or incorporated by reference herein or in the prospectus supplement related hereto and our summary unaudited pro forma condensed combined financial and other information have been presented for informational purposes only and are not necessarily indicative of the financial position or results of operations that actually occur following the completion of the Inergy Propane Acquisition, nor are they indicative of our future operating results or financial position. Our unaudited pro forma condensed combined financial information and summary unaudited pro forma condensed combined financial and other information reflect adjustments, which are based upon preliminary estimates, used to allocate the purchase price to Suburban’s assets and liabilities. Our unaudited pro forma condensed combined financial information and summary unaudited pro forma condensed combined financial and other information do not reflect future events that may occur following the Inergy Propane Acquisition, including the costs related to the planned integration of Suburban and Inergy Propane and any future nonrecurring charges resulting from the Inergy Propane Acquisition, and do not consider potential impacts of current market conditions on revenues or expense efficiencies. Our unaudited pro forma condensed combined financial information and summary unaudited pro forma condensed combined financial and other information are based in part on certain assumptions regarding the Inergy Propane Acquisition that we believed were reasonable under the circumstances. We cannot assure you that the assumptions will prove to be accurate over time.

Risks Inherent in the Ownership of Our Common Units

Cash distributions are not guaranteed and may fluctuate with our performance and other external factors.

Cash distributions on our common units are not guaranteed, and depend primarily on our cash flow and our cash on hand. Because they are not dependent on profitability, which is affected by non-cash items, our cash distributions might be made during periods when we record losses and might not be made during periods when we record profits.

The amount of cash we generate may fluctuate based on our performance and other factors, including:

•	the impact of the risks inherent in our business operations, as described above;

•	required principal and interest payments on our debt and restrictions contained in our debt instruments;

•	issuances of debt and equity securities;

•	our ability to control expenses;

•	fluctuations in working capital;

•	capital expenditures; and

•	financial, business and other factors, a number which will be beyond our control.

Our Partnership Agreement gives our Board of Supervisors broad discretion in establishing cash reserves for, among other things, the proper conduct of our business. These cash reserves will affect the amount of cash available for distributions.

We have substantial indebtedness. Our debt agreements may limit our ability to make distributions to holders of our common units, as well as our financial flexibility.

As of June 23, 2012, we had total outstanding borrowings of $350.0 million, consisting of $250.0 million in aggregate principal amount of 7.375% senior notes due 2020 issued by us and our wholly-owned subsidiary, Suburban Energy Finance Corporation (the “2020 Senior Notes”), and $100.0 million of borrowings outstanding under the Operating Partnership’s revolving credit facility of the Credit Agreement. In connection with the consummation of the Inergy Propane Acquisition, we issued $1.0 billion of new SPH Notes pursuant to the Exchange Offers and drew $225.0 million on the 364-Day Facility. Therefore, on a pro forma basis as of June 23, 2012 (assuming the Inergy Propane Acquisition had occurred on that date), we would have had total outstanding borrowings of approximately $1.6 billion. In addition, the Commitment Increase increases in the aggregate, subject to the satisfaction of certain conditions precedent, our revolving credit facility under the Credit Agreement from $250.0 million to $400.0 million. The payment of principal and interest on our debt will reduce the cash available to make distributions on our common units. In addition, we will not be able to make any distributions to holders of our common units if there is, or after giving effect to such distribution, there would be, an event of default under the indentures governing the 2020 Senior Notes or the new SPH Notes. The amount of distributions that we may make to holders of our common units is limited by the 2020 Senior Notes and the new SPH Notes, and the amount of distributions that the Operating Partnership may make to us is limited by our revolving credit facility.

Our revolving credit facility, and the indentures relating to the 2020 Senior Notes and the new SPH Notes, contain various restrictive and affirmative covenants applicable to us and the Operating Partnership, respectively, including (i) restrictions on the incurrence of additional indebtedness, and (ii) restrictions on certain liens, investments, guarantees, loans, advances, payments, mergers, consolidations, distributions, sales of assets and other transactions. Our revolving credit facility contains certain financial covenants: (a) requiring our consolidated interest coverage ratio, as defined, to be not less than 2.5 to 1.0 as of the end of any fiscal quarter; (b) prohibiting our total consolidated leverage ratio, as defined, from being greater than 4.75 to 1.0 as of the end of any fiscal quarter; and (c) prohibiting the senior secured consolidated leverage ratio, as defined in the Credit Agreement, of the Operating Partnership from being greater than 3.0 to 1.0 as of the end of any fiscal quarter. Under the indentures governing the 2020 Senior Notes and the new SPH Notes, we are generally permitted to make cash distributions equal to available cash, as defined in such indenture, as of the end of the immediately preceding quarter, if no event of default exists or would exist upon making such distributions, and our consolidated fixed charge coverage ratio, as defined, is greater than 1.75 to 1.0. We and the Operating Partnership were in compliance with all covenants and terms of the 2020 Senior Notes and our revolving credit facility as of June 23, 2012.

The amount and terms of our debt may also adversely affect our ability to finance future operations and capital needs, limit our ability to pursue acquisitions and other business opportunities and make our results of operations more susceptible to adverse economic and industry conditions. In addition to our outstanding indebtedness, we may in the future require additional debt to finance acquisitions or for general business purposes; however, credit market conditions may impact our ability to access such financing. If we are unable to access needed financing or to generate sufficient cash from operations, we may be required to abandon certain projects or curtail capital expenditures. Additional debt, where it is available, could result in an increase in our leverage. Our ability to make principal and interest payments on debt, as well as to generate available cash for distribution on our common units, depends on our future performance, which is subject to many factors, some of which are beyond our control. As interest expense increases (whether due to an increase in interest rates and/or the size of aggregate outstanding debt), our ability to fund common unit distributions may be impacted, depending on the level of revenue generation, which is not assured.

Holders of our common units have limited voting rights.

A Board of Supervisors manages our operations. Holders of our common units have only limited voting rights on matters affecting our business, including the right to elect the members of our Board of Supervisors every three years and the right to vote on the removal of the General Partner.

It may be difficult for a third party to acquire us, even if doing so would be beneficial to our holders of our common units.

Some provisions of our Partnership Agreement may discourage, delay or prevent third parties from acquiring us, even if doing so would be beneficial to holders of our common units. For example, our Partnership Agreement contains a provision, based on Section 203 of the Delaware General Corporation Law, that generally prohibits us from engaging in a business combination with a 15% or greater holder of our common units for a period of three years following the date that person or entity acquired at least 15% of our outstanding common units, unless certain exceptions apply. Additionally, our Partnership Agreement sets forth advance notice procedures for a holder of our common units to nominate a Supervisor to stand for election, which procedures may discourage or deter a potential acquirer from conducting a solicitation of proxies to elect the acquirer’s own slate of Supervisors or otherwise attempting to obtain control of us. These nomination procedures may not be revised or repealed, and inconsistent provisions may not be adopted, without the approval of the holders of at least 66-2/3% of the outstanding common units. These provisions may have an anti-takeover effect with respect to transactions not approved in advance by our Board of Supervisors, including discouraging attempts that might result in a premium over the market price of the common units held by holders of our common units.

Holders of our common units may not have limited liability in some circumstances.

A number of states have not clearly established limitations on the liabilities of limited partners for the obligations of a limited partnership. Holders of our common units might be held liable for our obligations as if they were general partners if:

•	a court or government agency determined that we were conducting business in the state but had not complied with the state’s limited partnership statute; or

•

The rights of holders of our common units to act together to remove or replace the General Partner or take other actions under our Partnership Agreement are deemed to constitute “participation in the control” of our business for purposes of the state’s limited partnership statute.

Holders of our common units may have liability to repay distributions.

Holders of our common units will not be liable for assessments in addition to their initial capital investment in the common units. Under specific circumstances, however, holders of our common units may have to repay to us amounts wrongfully returned or distributed to them. Under Delaware law, we may not make a distribution to holders of our common units if the distribution causes our liabilities to exceed the fair value of our assets. Liabilities to partners on account of their partnership interests and nonrecourse liabilities are not counted for purposes of determining whether a distribution is permitted. Delaware law provides that a limited partner who receives a distribution of this kind and knew at the time of the distribution that the distribution violated Delaware law will be liable to the limited partnership for the distribution amount for three years from the distribution date. Under Delaware law, an assignee who becomes a substituted limited partner of a limited partnership is liable for the obligations of the assignor to make contributions to the partnership. However, such an assignee is not obligated for liabilities unknown to him at the time he or she became a limited partner if the liabilities could not be determined from the partnership agreement.

If we issue additional limited partner interests or other equity securities as consideration for acquisitions or for other purposes, the relative voting strength of each holder of our common units will be diminished over time due to the dilution of the interests of each holder of our common units and additional taxable income may be allocated to each holder of our common units.

Our Partnership Agreement generally allows us to issue additional limited partner interests and other equity securities without the approval of our holders of our common units. Therefore, when we issue additional common units or securities ranking on parity with our common units, the proportionate partnership interest of each holder of our common units will decrease, and the amount of cash distributed on each common unit and the market price of our common units could decrease. The issuance of additional common units will also diminish the relative voting strength of each previously outstanding common unit. In addition, the issuance of additional common units will, over time, result in the allocation of additional taxable income, representing built-in gains at the time of the new issuance, to those holders of our common units that existed prior to the new issuance.

Tax Risks to Holders of Our Common Units

Our tax treatment depends on our status as a partnership for U.S. federal income tax purposes. The Internal Revenue Service (“IRS”) could treat us as a corporation, which would substantially reduce the cash available for distribution to holders of our common units.

The anticipated after-tax economic benefit of an investment in our common units depends largely on our being treated as a partnership for U.S. federal income tax purposes. If less than 90% of the gross income of a publicly traded partnership, such as Suburban Propane Partners, L.P., for any taxable year is “qualifying income” within the meaning of Section 7704 of the Internal Revenue Code, that partnership will be taxable as a corporation for U.S. federal income tax purposes for that taxable year and all subsequent years.

If we were treated as a corporation for U.S. federal income tax purposes, then we would pay U.S. federal income tax on our income at the corporate tax rate, which is currently a maximum of 35%, and would likely pay additional state income tax at varying rates. Because a tax would be imposed upon us as a corporation, our cash available for distribution to holders of our common units would be substantially reduced. Treatment of us as a corporation would result in a material reduction in the anticipated cash flow and after-tax return to holders of our common units and thus would likely result in a substantial reduction in the value of our units.

The tax treatment of publicly traded partnerships or an investment in our units could be subject to potential legislative, judicial or administrative changes and differing interpretations thereof, possibly on a retroactive basis.

The present U.S. federal income tax treatment of publicly traded partnerships, including Suburban Propane Partners, L.P., or an investment in our units may be modified by legislative, judicial or administrative changes and differing interpretations thereof at any time. Any modification to the U.S. federal income tax laws or interpretations thereof may or may not be applied retroactively. Moreover, any such modification could make it more difficult or impossible for us to meet the exception which allows publicly traded partnerships that generate qualifying income to be treated as partnerships (rather than as corporations) for U.S. federal income tax purposes, affect or cause us to change our business activities, or affect the tax consequences of an investment in our common units. For example, legislation proposed by members of Congress and the President has considered substantive changes to the definition of qualifying income. We are unable to predict whether any of these changes, or other proposals, will ultimately be enacted. Any such changes could negatively impact the value of an investment in our units.

In addition, because of widespread state budget deficits and other reasons, several states are evaluating ways to subject partnerships to entity-level taxation through the imposition of state income, franchise and other forms of taxation.

A successful IRS contest of the U.S. federal income tax positions we take may adversely affect the market for our common units, and the cost of any IRS contest will reduce our cash available for distribution to our holders of our common units.

We have not requested a ruling from the IRS with respect to our treatment as a partnership for U.S. federal income tax purposes or any other matter affecting us. The IRS may adopt positions that differ from the positions we take. It may be necessary to resort to administrative or court proceedings to sustain some or all of the positions we take. A court may not agree with the positions we take. Any contest with the IRS may materially and adversely impact the market for our common units and the price at which they trade. In addition, our costs of any contest with the IRS will be borne indirectly by holders of our common units because the costs will reduce our cash available for distribution.

A holder of our common units’ tax liability could exceed cash distributions on its common units.

Because holders of our common units are treated as partners, a holder of our common units is required to pay U.S. federal income taxes and state and local income taxes on its allocable share of our income, without regard to whether we make cash distributions to such holder. We cannot guarantee that a holder of our common units will receive cash distributions equal to its allocable share of our taxable income or even the tax liability to it resulting from that income.

Ownership of common units may have adverse tax consequences for tax-exempt organizations and foreign investors.

Investment in common units by certain tax-exempt organizations and foreign persons raises issues specific to them. For example, virtually all of our taxable income allocated to organizations exempt from U.S. federal income tax, including individual retirement accounts and other retirement plans, will be unrelated business taxable income and thus will be taxable to the holder of our common units. Distributions to foreign persons will be reduced by withholding taxes at the highest applicable effective tax rate, and foreign persons will be required to file U.S. federal income tax returns and pay tax on their share of our taxable income. See “Material U.S. Federal Income Tax Considerations—Tax-Exempt Organizations and Certain Other Investors.” Tax-exempt organizations and foreign persons should consult, and should depend on, their own tax advisors in analyzing the U.S. federal, state, local and foreign income tax and other tax consequences of the acquisition, ownership or disposition of common units.

The ability of a holder of our common units to deduct its share of our losses may be limited.

Various limitations may apply to the ability of a holder of our common units to deduct its share of our losses. For example, in the case of taxpayers subject to the passive activity loss rules (generally, individuals and closely held corporations), any losses generated by us will only be available to offset our future income and cannot be used to offset income from other activities, including other passive activities or investments. Such unused losses may be deducted when the holder of our common units disposes of its entire investment in us in a fully taxable transaction with an unrelated party. A holder of our common units’ share of our net passive income may be offset by unused losses from us carried over from prior years, but not by losses from other passive activities, including losses from other publicly-traded partnerships. See “Material U.S. Federal Income Tax Considerations—Tax Treatment of Holders of Our Common Units—Limitations on Deductibility of Suburban’s Losses” in this prospectus.

The tax gain or loss on the disposition of common units could be different than expected.

A holder of our common units who sells common units will recognize a gain or loss equal to the difference between the amount realized and its adjusted tax basis in the common units. Prior distributions in excess of cumulative net taxable income allocated to a common unit which decreased a holder of our common units’ tax basis in that common unit will, in effect, become taxable income if the common unit is sold at a price greater than the holder of our common units’ tax basis in that common unit, even if the price is less than the original cost of the common unit. A portion of the amount realized, if the amount realized exceeds the holder of our common units’ adjusted basis in that common unit, will likely be characterized as ordinary income. Furthermore, should the IRS successfully contest some conventions used by us, a holder of our common units could recognize more gain on the sale of common units than would be the case under those conventions, without the benefit of decreased income in prior years. In addition, because the amount realized will include a holder’s share of our nonrecourse liabilities, if a holder sells its units, such holder may incur a tax liability in excess of the amount of cash it receives from the sale.

Reporting of partnership tax information is complicated and subject to audits.

We furnish each holder of our common units with a Schedule K-1 that sets forth its allocable share of income, gains, losses and deductions. In preparing these schedules, we use various accounting and reporting conventions and adopt various depreciation and amortization methods. We cannot guarantee that these conventions will yield a result that conforms to statutory or regulatory requirements or to administrative pronouncements of the IRS. Further, our income tax return may be audited, which could result in an audit of a holder of our common units’ income tax return and increased liabilities for taxes because of adjustments resulting from the audit.

We treat each purchaser of our common units as having the same tax benefits without regard to the actual common units purchased. The IRS may challenge this treatment, which could adversely affect the value of the common units.

Because we cannot match transferors and transferees of common units and because of other reasons, uniformity of the economic and tax characteristics of the common units to a purchaser of common units of the same class must be maintained. To maintain uniformity and for other reasons, we have adopted certain depreciation and amortization conventions which may be inconsistent with existing Treasury Regulations.

A successful IRS challenge to those positions could adversely affect the amount of tax benefits available to a holder of our common units. It also could affect the timing of these tax benefits or the amount of gain from the sale of common units, and could have a negative impact on the value of our common units or result in audit adjustments to a holder of our common units’ income tax return.

We prorate our items of income, gain, loss and deduction between transferors and transferees of our common units each month based upon the ownership of our common units on the first day of each month, instead of on the basis of the date a particular common unit is transferred. The IRS may challenge this treatment, which could change the allocation of items of income, gain, loss and deduction among our holders of our common units.

We prorate our items of income, gain, loss and deduction between transferors and transferees of our common units each month based upon the ownership of our common units on the first day of each month, instead of on the basis of the date a particular common unit is transferred. The U.S. Treasury Department has issued proposed Treasury Regulations that provide a safe harbor pursuant to which publicly traded partnerships may use a similar monthly simplifying convention to allocate tax items among transferors and transferees of our common units. However, if the IRS were to challenge our proration method, we may be required to change the allocation of items of income, gain, loss and deduction among holders of our common units.

Holders of our common units may have negative tax consequences if we default on our debt or sell assets.

If we default on any of our debt obligations, our lenders will have the right to sue us for non-payment. This could cause an investment loss and negative tax consequences for holders of our common units through the realization of taxable income by holders of our common units without a corresponding cash distribution. Likewise, if we were to dispose of assets and realize a taxable gain while there is substantial debt outstanding and proceeds of the sale were applied to the debt, holders of our common units could have increased taxable income without a corresponding cash distribution.

The sale or exchange of 50% or more of our capital and profits interests during any twelve-month period will result in the termination of our partnership for federal income tax purposes.

We will be considered to have terminated as a partnership for U.S. federal income tax purposes if there is a sale or exchange of 50% or more of the total interests in our capital and profits within a twelve-month period. Our termination would, among other things, result in the closing of our taxable year for all holders of our common units and could result in a deferral of depreciation deductions allowable in computing our taxable income. In the case of a holder of our common units reporting on a taxable year other than the calendar year, the closing of our taxable year may also result in more than twelve months of our taxable income or loss being includable in his taxable income for the year of termination. Our termination currently would not affect our treatment as a partnership for U.S. federal income tax purposes, but instead, after our termination we would be treated as a new partnership for U.S. federal income tax purposes. If treated as a new partnership, we must make new tax elections and could be subject to penalties if we are unable to determine that a termination occurred. Please read “Material U.S. Federal Income Tax Considerations—Disposition of Common Units—Constructive Termination” for a discussion of the consequences of our termination for U.S. federal income tax purposes.

There are state, local and other tax considerations for our holders of our common units.

In addition to U.S. federal income taxes, holders of our common units will likely be subject to other taxes, such as state and local taxes, unincorporated business taxes and estate, inheritance or intangible taxes that are imposed by the various jurisdictions in which we do business or own property, even if the holder of our common units does not reside in any of those jurisdictions. A holder of our common units will likely be required to file state and local income tax returns and pay state and local income taxes in some or all of the various jurisdictions in which we do business or own property and may be subject to penalties for failure to comply with those requirements. It is the responsibility of each holder of our common units to file all U.S. federal, state and local income tax returns that may be required of such holder.

A holder of our common units whose common units are loaned to a “short seller” to cover a short sale of common units may be considered as having disposed of those common units. If so, it would no longer be treated for tax purposes as a partner with respect to those common units during the period of the loan and may recognize gain or loss from the disposition.

Because there is no tax concept of loaning a partnership interest, a holder of our common units whose common units are loaned to a “short seller” to cover a short sale of common units may be considered as having disposed of the loaned units. In that case, a holder of our common units may no longer be treated for tax purposes as a partner with respect to those common units during the period of the loan to the short seller and the holder of our common units may recognize gain or loss from such disposition. Moreover, during the period of the loan to the short seller, any of our income, gain, loss or deduction with respect to those common units may not be reportable by the holder of our common units and any cash distributions received by the holder of our common units as to those common units could be fully taxable as ordinary income. Holders of our common units desiring to assure their status as partners and avoid the risk of gain recognition from a loan to a short seller should consult their tax advisors to discuss whether it is advisable to modify any applicable brokerage account agreements to prohibit their brokers from borrowing their common units.

USE OF PROCEEDS

Unless otherwise indicated to the contrary in an accompanying prospectus supplement, we will use the net proceeds from the sale of securities covered by this prospectus for general partnership purposes, which may include working capital needs, repayment of indebtedness, capital expenditures and acquisitions.

The intended application of proceeds from the sale of any particular offering of securities using this prospectus will be described in the applicable prospectus supplement relating to such offering. The precise amount and timing of the application of these proceeds will depend on our funding requirements and the availability and costs of other funds.

DESCRIPTION OF COMMON UNITS

General

The common units represent 100% of our limited partner interests, which entitle our limited partners to participate in distributions and exercise the rights and privileges available to limited partners under our Partnership Agreement.

Number of Units

As of August 2, 2012, there were 49,747,240 common units outstanding. Our general partner owns 784 common units and has no other economic rights in either us or the Operating Partnership.

Under our Partnership Agreement, we may issue, without further action by holders of our common units, an unlimited number of additional limited partner interests and other equity securities with such rights, preferences and privileges as shall be established by our Board of Supervisors in its sole discretion, including securities that may have special voting rights to which holders of common units are not entitled.

Listing

The common units are listed on the New York Stock Exchange under the symbol “SPH.”

Voting

Each outstanding common unit is entitled to one vote. We hold a meeting of the holders of our common units every three years to elect the members of our Board of Supervisors and to vote on any other matters that are properly brought before the meeting. Special meetings of the limited partners may be called by our Board of Supervisors or by limited partners owning 20% or more of the outstanding common units of the class or classes for which a meeting is proposed.

Cash Distributions

Our Partnership Agreement requires us to distribute all of our “available cash” pro rata to the holders of our common units within 45 days following the end of each fiscal quarter. “Available cash” generally means, with respect to any fiscal quarter, all of our cash on hand at the end of that quarter plus borrowings for working capital purposes, less reserves necessary or appropriate, in the reasonable discretion of our Board of Supervisors, to provide for the proper conduct of our business, to comply with applicable law or agreements, or to provide funds for future distributions to partners.

Restrictions on Business Combinations with Certain Interested Holders of Our Common Units

Our Partnership Agreement defines an interested unitholder (“Interested Unitholder”) as any person, including its affiliates, and any person who is a director, officer or partner or is, directly or indirectly, the owner of 20% or more of any class of voting stock or other voting interest of an Interested Unitholder, any person who serves as trustee or in a similar fiduciary capacity of an Interested Unitholder or any relative or spouse, with the same residence as an Interested Unitholder (other than us, any of our subsidiaries, any employee benefit plan that we maintain or any subsidiary thereof or any trustee or fiduciary with respect to any such plan when acting in such capacity), that:

(a) is, or was at any time within the three-year period immediately prior to the date in question, the beneficial owner of 15% or more of the then outstanding units and who did not become the beneficial owner of such amount of units pursuant to a transaction that (x) was approved by the affirmative vote of a majority of our entire Board of Supervisors; or (y) resulted in such person becoming the official owner of at least 85% of the then outstanding units (excluding units owned by our officers and members of our Board of Supervisors) or

(b) is an assignee of, or has otherwise succeeded to, any units of which an Interested Unitholder was the beneficial owner at any time with the three-year period immediately prior to the date in question, if such assignment or succession occurred in the course of a transaction, or series of transactions, not involving a public offering within the meaning of the Securities Act.

Our Partnership Agreement includes a provision based on Section 203 of the Delaware General Corporation Law. This provision generally prohibits us from engaging in a business combination with any Interested Unitholder. A “business combination” is defined generally as a merger, asset or stock sale or other transaction resulting in a financial benefit to the Interested Unitholder. We may participate in such business combination with the approval of our Board of Supervisors and the affirmative vote of the holders of at least 66 2/3% of the outstanding common units (excluding partnership interests beneficially owned by an Interested Unitholder or any affiliate or associate of an Interested Unitholder). These provisions may have an anti-takeover effect with respect to transactions our Board of Supervisors does not approve in advance.

Transfer Restrictions

Common units are securities and are transferable according to the laws governing transfer of securities. Until a common unit has been transferred on our books, we will treat the record holder as the absolute owner for all purposes. Transfers of common units will not be recorded by the transfer agent or recognized by us until the transferee executes and delivers a transfer application. A purchaser or transferee of common units who does not execute and deliver a transfer application will not receive cash distributions, unless the common units are held in nominee or “street” name and the nominee or broker has executed and delivered a transfer application with respect to the common units, and may not receive federal income tax information and reports furnished to record holders of common units. Our Board of Supervisors has the discretion to withhold its consent to accepting any such purchaser or transferee of common units as a substitute limited partner. If the consent is withheld, the purchaser or transferee of the common units will be an assignee and will have an interest equivalent to that of a limited partner with respect to allocations and distributions, including liquidation distributions. In addition, our Board of Supervisors will vote such common units at the direction of the assignee who is the record holder of the common units.

No transfer of any partnership interest can be made if such transfer would (i) violate the then applicable federal or state securities laws or rules and regulations of the SEC, any state securities commission or any other governmental authorities with jurisdiction over such transfer, (ii) terminate the existence or qualification of our Partnership or the Operating Partnership under the laws of the jurisdiction of its formation, or (iii) cause our Partnership or the Operating Partnership to be treated as an association taxable as a corporation or otherwise to be taxed as an entity for federal income tax purposes (to the extent not already so treated or taxed).

Our Board of Supervisors may impose restrictions on the transfer of any units if a subsequent written opinion of counsel (who may be our regular counsel or our general partner’s or any of its affiliates’ regular counsel) acceptable to our Board of Supervisors in its reasonable discretion determines that such restrictions are necessary to avoid a significant risk of our Partnership or the Operating Partnership becoming taxable as a corporation or otherwise to be taxed as an entity for federal income tax purposes. The restrictions may be imposed by making such amendments to our Partnership Agreement as our Board of Supervisors may determine to be necessary or appropriate to impose such restrictions without the consent of any partner; provided, however, that any amendment that our Board of Supervisors believes, in the exercise of its reasonable discretion, could result in the delisting or suspension of trading of any class of units on the New York Stock Exchange must be approved by the holders of a majority of the outstanding units of such class.

Transfer Agent and Registrar

Our transfer agent and registrar for the common units is Computershare Trust Company, N.A. Its address is P.O. Box 43078, Providence, Rhode Island 02940-3078 (mail), Computershare Investor Services, 250 Royall Street, Canton, MA 02021 (overnight delivery) or telephone 781-575-2724. The hearing impaired may contact Computershare at TDD 800-952-9245.

THE PARTNERSHIP AGREEMENT

The following is a summary of the material provisions of our Partnership Agreement. We will provide prospective investors with a copy of our Partnership Agreement upon request at no charge. Please direct your requests to: Suburban Propane Partners, L.P., P.O. Box 206, Whippany, New Jersey 07981-0206, Telephone No.: (973) 853-9252, Attention: Investor Relations.

We summarize the following provisions of our Partnership Agreement elsewhere in this prospectus:

•	with regard to the fiduciary duties of our general partner, please read “Conflicts of Interest and Fiduciary Duties;”

•	with regard to the transfer of common units, please read “Description of the Common Units—Transfer Restriction” and

•	with regard to allocations of taxable income, taxable loss and other matters, please read “Material U.S. Federal Income Tax Considerations.”

Organization and Duration

We were organized on December 18, 1995 as a Delaware limited partnership and will exist until September 30, 2085, unless earlier dissolved as a Delaware limited partnership pursuant to the terms of our Partnership Agreement.

Purpose

Our purpose under our Partnership Agreement is limited to (a) serving as a limited partner in the Operating Partnership and exercising all the rights and powers conferred upon us as a limited partner in the Operating Partnership pursuant to the limited partnership agreement of the Operating Partnership (“Operating Partnership Agreement”) or otherwise, (b) engaging in any business activity that the Operating Partnership is permitted to engage in by the Operating Partnership Agreement, (c) engaging in any business activity that is approved by our Board of Supervisors and which lawfully may be conducted by a limited partnership organized pursuant to the Delaware Revised Uniform Limited Partnership Act, as amended from time to time, and any successor to such statute (the “Delaware Act”), and (d) doing anything necessary or appropriate in connection with such purposes, including the making of capital contributions or loans to any of our subsidiaries, the Operating Partnership, or any of its subsidiaries.

Although our Board of Supervisors has the ability to cause us and the Operating Partnership to engage in activities other than propane marketing and related businesses, our Board of Supervisors has no current plans to do so. Our Board of Supervisors has no obligation or duty to propose or approve, and in its discretion may decline to propose or approve, the conduct by our Partnership of any business. Our Board of Supervisors is generally authorized to perform all acts it determines to be necessary or appropriate to carry out our purposes and to conduct our business.

Power of Attorney

Each of our limited partners and each assignee has granted to our Chief Executive Officer, President and, if a liquidator has been appointed, such liquidator, a power of attorney to, among other things, execute, deliver and file documents required to continue our existence or qualification as a limited partnership, amend our Partnership Agreement, reflect our dissolution or liquidation, admit or remove any partner, determine the rights, preferences or privileges of any class of partnership interests or effect any merger or consolidation. The power of attorney also grants any of our officers authorized by our Board of Supervisors the authority to amend, and to grant consents and waivers on behalf of our limited partners under our Partnership Agreement in accordance with the terms thereof subject to obtaining any required approvals.

Cash Distributions

Our Partnership Agreement provides for quarterly cash distributions and requires that, within 45 days after the end of each fiscal quarter, we distribute all of our available cash pro-rata to the holders of record of common units on the applicable record date.

Available cash, for any fiscal quarter, consists of all cash and cash equivalents of the Partnership Group at the end of that fiscal quarter, including any cash and cash equivalents resulting from borrowings for working capital purposes, less the amount of any cash reserves that is necessary or appropriate in the reasonable discretion of our Board of Supervisors to:

•	provide for the proper conduct of the business of the Partnership Group (including reserves for future capital expenditures) subsequent to such fiscal quarter;

•

comply with applicable law or any loan agreement, security agreement, mortgage, debt instrument or other agreement or obligation to which any Group Member is a party or by which it is bound or its assets are subject; or

•

provide funds for distributions in respect of any one or more of the next four quarters (any disbursements made by a Group Member or cash reserves established, increased or reduced after the end of such fiscal quarter but on or before the date of determination of available cash with respect to such fiscal quarter will be deemed to have been made, established, increased or reduced, for purposes of determining available cash, within such fiscal quarter if our Board of Supervisors so determines).

Available cash with respect to the fiscal quarter in which the event giving rise to the dissolution of our Partnership occurs and any subsequent fiscal quarter shall equal zero.

General Partner Interest

Our general partner owns one general partner unit which represents the entire ownership interest of our general partner in our Partnership solely in its capacity as a general partner. In addition, our general partner owns 784 common units in its capacity as a limited partner of our Partnership. Our general partner is prohibited from selling or transferring its general partner unit or common units without the consent of our Board of Supervisors. Our general partner is also prohibited from making any additional capital contributions to our Partnership in its capacity as our general partner.

Capital Contributions

Holders of our common units are not obligated to make additional capital contributions. Our general partner is not required nor permitted to make any additional capital contributions to us in its capacity as our general partner other than the obligation to restore any negative balance in its capital account upon liquidation of its interest.

Board of Supervisors

Delegation of management powers from our general partner

Generally, our business and activities are managed by, or are under the direction of, our Board of Supervisors, to whom all management powers have been delegated by our general partner. Neither our general partner nor any of our limited partners have any management power or control over our business and affairs. Our general partner has agreed in our Partnership Agreement to take any and all actions necessary and appropriate to effect any duly authorized actions by our Board of Supervisors or any of our officers, including, without limitation, executing or filing any agreements, instruments or certificates. Except as otherwise expressly provided in our Partnership Agreement, our Board of Supervisors has full power and authority to do all things and on such terms as it deems necessary or appropriate to conduct our business, including the following:

(i) the making of any expenditures, the lending or borrowing of money, the assumption or guarantee of, or other contracting for, indebtedness and other liabilities, the issuance of evidences of indebtedness and the incurring of any other obligations;

(ii) the making of tax, regulatory and other filings, or rendering of periodic or other reports to governmental or other agencies having jurisdiction over our business or assets;

(iii) the acquisition, disposition, mortgage, pledge, encumbrance, hypothecation or exchange of any or all of our assets or the merger or other combination of our Partnership with or into another person;

(iv) the use of our assets (including cash on hand) for any purpose consistent with the terms of our Partnership Agreement, including the financing of the conduct of the operations of any Group Member (as defined herein), the lending of funds to other persons (including the Operating Partnership), the repayment of obligations of a Group Member and the making of capital contributions to a Group Member;

(v) the negotiation, execution and performance of any contracts, conveyances or other instruments (including instruments that limit our liability under contractual arrangements to some or all of our assets, with the other party to the contract to have no recourse against our general partner or its assets other than its interest in us, even if same results in the terms of the transaction being less favorable to us than would otherwise be the case);

(vi) the distribution of cash;

(vii) the selection and dismissal of employees (including employees who are officers) and agents, outside attorneys, accountants, consultants and contractors and the determination of their compensation and other terms of employment or hiring;

(viii) the maintenance of such insurance for our benefit, the benefit of our subsidiaries, the Operating Partnership and its subsidiaries, our limited partners and our general partner, as it deems necessary or appropriate;

(ix) the formation of, or acquisition of an interest in, and the contribution of property and the making of loans to, any further limited or general partnerships, joint ventures, corporations, limited liability companies or other relationships (including the acquisition of interests in, and the contributions of property to, the Operating Partnership from time to time);

(x) the control of any matters affecting our rights and obligations, including the bringing and defending of actions at law or in equity and otherwise engaging in the conduct of litigation and the incurring of legal expense and the settlement of claims and litigation;

(xi) the indemnification of any person against liabilities and contingencies to the extent permitted by law;

(xii) the entering into of listing agreements with any national securities exchange and the delisting of some or all of the common units from, or requesting that trading be suspended on, any such exchange (subject to any prior approval that may be required under our Partnership Agreement);

(xiii) the purchase, sale or other acquisition or disposition of any partnership interests; and

(xiv) the undertaking of any action in connection with our participation in the Operating Partnership as the limited partner.

The delegation of the management powers over our business and affairs by our general partner to the Board of Supervisors under our Partnership Agreement did not, and will not in the future, cause our general partner to cease to be our general partner, nor did it, or will it, cause our Board of Supervisors or any member thereof to become our general partner or to have or be subject to the liabilities of a general partner of a partnership pursuant to the Delaware Act.

Voting; Composition; Term

Our Partnership Agreement provides that our Board of Supervisors will consist of no less than five and not more then eleven members, to be elected by the holders of our common units. The number of members of the Board of Supervisors is determined by the Board of Supervisors. Our Board of Supervisors is currently composed of six members. The members of our Board of Supervisors are elected by a plurality of the votes of the outstanding common units present in person or represented by proxy at a tri-annual meeting with each outstanding common unit having one vote. A majority of the members of our Board of Supervisors in office constitutes a quorum for the transaction of business at any meeting of our Board of Supervisors. Each member of our Board of Supervisors has one vote. The vote of the majority of the members of our Board of Supervisors present at a meeting at which a quorum is present shall be the act of our Board of Supervisors. In general, each member of our Board of Supervisors serves a term of three years and until his/her successor is duly elected and qualified.

Our Board of Supervisors is entitled to nominate individuals to stand for election as elected members at a tri-annual meeting. In addition, any of our limited partners or group of our limited partners that beneficially owns 10% or more of the outstanding common units is entitled to nominate one or more individuals to stand for election at a tri-annual meeting by providing written notice to our Board of Supervisors not more than 120 days and not less than 90 days prior to such meeting; provided, that in the event that the date of a tri-annual meeting was not publicly announced by us by mail, press release or otherwise more than 100 days prior to the date of such meeting, such notice, to be timely, must be delivered to our Board of Supervisors not later than the close of business on the tenth day following the date on which the date of the meeting was publicly announced. Such notice shall set forth (i) the name and address of the limited partner or limited partners making the nomination or nominations, (ii) the number of common units beneficially owned by such limited partner or limited partners, (iii) such information regarding the nominee(s) proposed by the limited partner or limited partners as would be required to be included in a proxy statement relating to the solicitation of proxies for the election of directors filed pursuant to the proxy rules of the SEC, (iv) the written consent of each nominee to serve as a member of our Board of Supervisors if so elected and (v) a certification that such nominee(s) qualify as a member of our Board of Supervisors.

Resignation; Removal; Vacancies

Any and all members of our Board of Supervisors can be removed at any time, with cause, by the affirmative vote of a majority of the members of our Board of Supervisors and, with or without cause, at a properly called meeting of our limited partners, by the affirmative vote of the holders of a majority of the outstanding common units. Any member of our Board of Supervisors can resign at any time by giving written notice to our Board of Supervisors. Such resignation takes effect at the time specified therein.

If any member of our Board of Supervisors is removed, resigns or is otherwise unable to serve as a member of our Board of Supervisors, or if the size of our Board of Supervisors is increased thereby creating a vacancy, then the vacancy will be filled by a majority of the members of our Board of Supervisors then serving. A member of our Board of Supervisors elected to fill a vacancy is elected for the unexpired term of his predecessor in office or, in connection with an increase in the size of our Board of Supervisors, a new member is elected to serve until the next tri-annual meeting, at which time his successor is elected, or he is re-elected, as the case may be.

Committees

Our Board of Supervisors appoints the Audit Committee, which consists solely of three or more members of our Board of Supervisors in office who satisfy the independence requirements for audit committee members under the Exchange Act and the Rules and Regulations thereunder, and the applicable listing standards of the New York Stock Exchange. The Audit Committee is currently composed of five members. The Audit Committee performs the functions delegated to it pursuant to the terms of our Partnership Agreement and its charter and such other matters as are delegated to it from time to time by resolution of Our Board of Supervisors.

Our Board of Supervisors, by a majority of its members, can appoint one or more additional committees to consist of one or more members of Our Board of Supervisors, which committee(s) have and can exercise such of the powers and authority of our Board of Supervisors with respect to the management of our business and affairs as determined by our Board of Supervisors. At every meeting of any such committee, the presence of a majority of all the members thereof constitutes a quorum and the affirmative vote of a majority of the members present is necessary for the taking of any action.

Meetings

Regular meetings of our Board of Supervisors are held at such times and places that are designated from time to time by resolution of our Board of Supervisors. Notice of such regular meetings is not required. Special meetings of our Board of Supervisors can be called by the Chairman of our Board of Supervisors or the Chief Executive Officer and can be called by the Secretary upon the written request of two members of our Board of Supervisors, on at least 48 hours prior written notice. Any action required or permitted to be taken at a meeting of our Board of Supervisors can be taken without a meeting, without prior notice and without a vote if a written consent or consents in writing, setting forth the action so taken, is signed by all the members of our Board of Supervisors.

The Chairman of our Board of Supervisors, if any, and if present and acting, presides at all meetings of our Board of Supervisors. If the Chairman of our Board of Supervisors is absent, the Vice Chairman of Our Board of Supervisors, if any, and if present and acting, presides at all meetings of Our Board of Supervisors. If the Chairman of our Board of Supervisors and the Vice Chairman of our Board of Supervisors are both absent, the Chief Executive Officer, if present, or if not present, the President, if present, acting and a member of our Board of Supervisors, or any other member of our Board of Supervisors chosen by our Board of Supervisors presides.

Officers

Our Board of Supervisors has the authority to appoint our officers, including a Chief Executive Officer, a President, Vice Presidents, a Secretary, a Treasurer and such other officers and agents as may be appointed by our Board of Supervisors from time to time. Our Board of Supervisors may also elect one of its members as Chairman or Vice Chairman of our Board of Supervisors; provided, that such person shall not be one of our officers unless otherwise determined by our Board of Supervisors. Each of our officers will have certain authority by virtue of being appointed an officer and may be further authorized from time to time by our Board of Supervisors to take any action that our Board of Supervisors delegates to such officer.

Voting Rights

Various matters require the approval of a “Unit Majority,” which means the affirmative vote of limited partners holding a majority of the outstanding common units. Our general partner does not have voting rights with respect to its general partner interest

In voting its common units, our general partner will have no fiduciary duty or obligation whatsoever to us or the limited partners, including any duty to act in good faith or in the best interests of us or the limited partners.

The following is a summary of the vote required from holders of our common units for each of the matters specified below.

Issuance of additional units	No approval right. Please read “—Issuance of Additional Interests.”

Amendment of the partnership agreement	Certain amendments may be made by our Board of Supervisors without the approval of holders of our common units. Other amendments generally require the approval of a Unit Majority, subject to specific amendments which require a higher approval rate. Please read “—Amendment of our Partnership Agreement.”

Merger of our partnership or the sale of all or substantially all of our assets	Unit Majority. Please read “—Merger, Consolidation, Sale or Other Disposition of Assets.”

Business Combination with Interested Unitholders	Not less than 66 2/3% of the outstanding common units. Please read “—Merger, Consolidation, Conversion, Sale, or Other Disposition of Assets.”

Dissolution of our partnership	Unit Majority. Please read “—Dissolution.”

Continuation of our business upon dissolution	Unit Majority. Please read “—Dissolution.”

Appointment of liquidator	Unit Majority. Please read “—Withdrawal or Removal of Our General Partner.”

Withdrawal of our general partner	No approval right. Please read “—Withdrawal or Removal of Our General Partner.”

Removal of our general partner	Unit Majority. Please read “—Withdrawal or Removal of Our General Partner.”

Appointment of a successor general partner	Unit Majority. Please read “—Withdrawal or Removal of Our General Partner.”

Removal of a member of our Board of Supervisors	Unit Majority or, if such removal is for cause, it can also be effected without the approval of the holders of our common units, by the affirmative vote of a majority of the members of our Board of Supervisors. Please read “—Board of Supervisors.”

Transfer of our general partner interest	No approval right. Subject to the prior approval of our Board of Supervisors. Please read “—Transfer of General Partner Units.”

Transfer of ownership interests in our general partner	No approval required. Please read “—Transfer of Ownership Interests in Our General Partner.”

Consent to the amendment of the Operating Partnership Agreement or take any action as a partner of the Operating Partnership that would have a material adverse effect on us as a partner of the Operating Partnership

Unit Majority.

Applicable Law

Our Partnership Agreement is construed in accordance with and is governed by the laws of the State of Delaware.

Limited Liability

Assuming that a limited partner does not participate in the control of our business within the meaning of the Delaware Act and that he otherwise acts in conformity with the provisions of our Partnership Agreement, his liability under the Delaware Act will be limited, subject to possible exceptions, to the amount of capital he is obligated to contribute to us for his common units plus his share of any undistributed profits and assets. If it were determined, however, that the right or exercise of the right by our limited partners as a group:

•	to remove or replace our general partner;

•	to approve some amendments to our Partnership Agreement;

•	to approve a merger, consolidation, dissolution or liquidation of our Partnership; or

•	to take other action under our Partnership Agreement

constituted “participation in the control” of our business for the purposes of the Delaware Act, then our limited partners could be held personally liable for our obligations under the Delaware Act, to the same extent as our general partner. This liability would extend to persons who transact business with us and reasonably believe that the limited partner is a general partner. Neither our Partnership Agreement nor the Delaware Act specifically provides for legal recourse against our general partner if a limited partner were to lose limited liability through any fault of our general partner. While this does not mean that a limited partner could not seek legal recourse, we know of no precedent for this type of a claim in Delaware case law.

Under the Delaware Act, a limited partnership may not make a distribution to a partner if, after the distribution, all liabilities of the limited partnership, other than liabilities to partners on account of their partnership interests and liabilities for which the recourse of creditors is limited to specific property of the partnership, would exceed the fair value of the assets of the limited partnership. For the purpose of determining the fair value of the assets of a limited partnership, the Delaware Act provides that the fair value of property subject to liability for which recourse of creditors is limited shall be included in the assets of the limited partnership only to the extent that the fair value of that property exceeds the nonrecourse liability. The Delaware Act provides that a limited partner who receives a distribution and knew at the time of the distribution that the distribution was in violation of the Delaware Act shall be liable to the limited partnership for the amount of the distribution for three years. Under the Delaware Act, a substituted limited partner of a limited partnership is liable for the obligations of his assignor to make contributions to the partnership, except that such person is not obligated for liabilities unknown to him at the time he became a limited partner and that could not be ascertained from the partnership agreement.

The Operating Partnership currently conducts business in 41 states, and it may directly, or through other operating subsidiaries, conduct business in other states in the future. Maintenance of our limited liability as an owner of our Operating Partnership may require compliance with legal requirements in the jurisdictions in which our Operating Partnership or any of its subsidiaries conducts business, including qualifying the Operating Partnership or its subsidiaries to do business there.

Limitations on the liability of members or limited partners for the obligations of a limited liability company or limited partnership have not been clearly established in many jurisdictions. If, by virtue of our ownership in the Operating Partnership or otherwise, it were determined that we were conducting business in any state without compliance with the applicable limited partnership or limited liability company statute, or that the right or exercise of the right by our limited partners as a group to remove or replace our general partner, to approve a merger, consolidation, liquidation or dissolution of our Partnership, to approve some amendments to our Partnership Agreement, or to take other action under our Partnership Agreement constituted “participation in the control” of our business for purposes of the statutes of any relevant jurisdiction, then our limited partners could be held personally liable for our obligations under the law of that jurisdiction to the same extent as our general partner under the circumstances. We will operate in a manner that our general partner consider reasonable and necessary or appropriate to preserve the limited liability of our limited partners.

Issuance of Additional Interests

Our Partnership Agreement authorizes us to issue an unlimited number of additional partnership interests for the consideration and on the terms and conditions determined by our Board of Supervisors without the approval of the holders of our common units. Any such additional partnership interests may be issued in one or more classes or series of any such classes, with such rights that may be senior to existing classes and series of partnership interests, including the common units, with respect to the sharing of profits, losses and distributions, as well as liquidation, redemption, conversion and voting rights.

It is possible that we will fund acquisitions through the issuance of additional common units or other partnership interests. Holders of any additional common units we issue will be entitled to share equally with the then-existing holders of common units in our distributions of available cash. In addition, the issuance of additional common units or other partnership interests may dilute the value of the interests of the then-existing holders of common units in our net assets.

In accordance with the Delaware Act and the provisions of our Partnership Agreement, we may also issue additional partnership interests that, as determined by our general partner, may have special voting rights to which the common units are not entitled. In addition, our Partnership Agreement does not prohibit the issuance by our subsidiaries of equity interests, which may effectively rank senior to our common units.

Under our Partnership Agreement, no person, including the holders of common units, has preemptive rights to acquire additional common units or other partnership interests. Our general partner may not, without consent of our Board of Supervisors, purchase additional common units.

Amendment of our Partnership Agreement

General

Amendments to our Partnership Agreement may be proposed only by, or with the consent of, our Board of Supervisors. To adopt a proposed amendment, other than the amendments discussed below under “—No Approval of Holders of Our Common Units,” our Board of Supervisors is required to seek written approval of the holders of the number of common units required to approve the amendment or call a meeting of our limited partners to consider and vote upon the proposed amendment. An amendment must be approved by of the holders of a Unit Majority:

•

any amendment that would have a material adverse effect on the rights or preferences of any type or class of outstanding common units in relation to other classes of common units requires the approval of at least a majority of the type or class of units so affected;

•

any amendment that reduces the voting percentage required to take any action other than to remove the general partner or call a meeting of unitholders requires the approval of limited partners whose aggregate outstanding common units constitute not less than the voting requirement sought to be reduced;

•

any amendment that reduces or increases the voting percentage or alters the approvals required to approve a business combination requires the approval of the holders of at least 66 2/3% of the outstanding common units; and

•

any amendment that enlarges the obligations of, restricts in any way any action by or rights of, or reduces in any way the amounts distributable, reimbursable or otherwise payable by us to our general partner or any of its affiliates requires the consent of our general partner.

The provision of our Partnership Agreement preventing the amendments having the effects described in any of the clauses above can only be amended upon the approval of the holders of at least 90% of the outstanding common units.

No Approval of Holders of Our Common Units

Our Board of Supervisors may generally make amendments to our Partnership Agreement without the approval of any limited partner to reflect:

•	a change in our name, the location of our principal place of business, our registered agent or our registered office;

•	the admission, substitution, withdrawal or removal of partners in accordance with our Partnership Agreement;

•

a change that our Board of Supervisors determines to be necessary or appropriate for us to qualify or to continue our qualification as a limited partnership or other entity in which the limited partners have limited liability under the laws of any state or to ensure that neither we, nor any of our subsidiaries will be treated as an association taxable as a corporation or otherwise taxed as an entity for federal income tax purposes;

•	a change in our fiscal year or taxable year and related changes;

•

an amendment that is necessary, in the opinion of our counsel, to prevent us or our general partner or the directors, officers, agents or trustees of our general partner from in any manner being subjected to the provisions of the Investment Company Act of 1940, the Investment Advisers Act of 1940, or “plan asset” regulations adopted under the Employee Retirement Income Security Act of 1974, or ERISA, whether or not substantially similar to plan asset regulations currently applied or proposed;

•

an amendment that our Board of Supervisors determines to be necessary or appropriate in connection with the creation, authorization or issuance of additional partnership interests or rights to acquire partnership interests;

•	any amendment expressly permitted in our Partnership Agreement to be made by our Board of Supervisors acting alone;

•	an amendment effected, necessitated or contemplated by a merger agreement that has been approved under the terms of our Partnership Agreement;

•

any amendment that our Board of Supervisors determines to be necessary or appropriate for the formation by us of, or our investment in, any corporation, partnership or other entity, as otherwise permitted by our Partnership Agreement; or

•	any other amendments substantially similar to any of the matters described in the clauses above.

In addition, our Board of Supervisors may make amendments to our Partnership Agreement without the approval of any limited partner if our Board of Supervisors determines that those amendments:

•	do not adversely affect our limited partners (or any particular class of limited partners) in any material respect;

•

are necessary or advisable to satisfy any requirements, conditions or guidelines contained in any opinion, directive, order, ruling or regulation of any federal or state agency or judicial authority or contained in any federal or state statute;

•

are necessary or advisable to facilitate the trading of our outstanding common units or to comply with any rule, regulation, guideline or requirement of any securities exchange on which our outstanding common units are or will be listed for trading;

•	are necessary or advisable for any action taken by our general partner relating to splits or combinations of units under the provisions of our Partnership Agreement; or

•	are required to effect the intent expressed in this prospectus or the intent of the provisions of our Partnership Agreement or are otherwise contemplated by our Partnership Agreement.

Opinion of Counsel and Approval of Holders of Our Common Units

Subject to certain exceptions, for amendments of our Partnership Agreement of the type requiring approval of holders of our common units our Board of Supervisors is required to obtain an opinion of counsel that the proposed amendment will not affect the limited liability of any of our limited partners or any limited partners of the other Group Members. Absent such opinion, no such amendment to our Partnership Agreement will become effective without the approval of holders of at least 90% of the outstanding common units.

Amendments to the Operating Partnership Agreement

In addition to the above restrictions, our Partnership Agreement provides that any amendment to the Operating Partnership Agreement that would have a material adverse effect on us as a limited partner of the Operating Partnership or that causes us to elect a successor general partner of the Operating Partnership is required to be approved by the affirmative vote of the holders of a Unit Majority.

Merger, Consolidation, Conversion, Sale or Other Disposition of Assets

A merger or consolidation of our Partnership requires the prior consent of our Board of Supervisors. After such approval by our Board of Supervisors, the merger or consolidation has to be approved by a Unit Majority whether at a special meeting or by written consent, unless a larger percentage is required for such approval under our Partnership Agreement.

In addition, our Partnership Agreement generally prohibits our Board of Supervisors, without the prior approval of the holders of at least a Unit Majority, from causing us to sell, exchange or otherwise dispose of all or substantially all of our assets in a single transaction or a series of related transactions. Our Board of Supervisors may, however, mortgage, pledge, hypothecate or grant a security interest in all or substantially all of our assets or the assets of the Operating Partnership without the approval of the holders of our common units. Our Board of Supervisors may also sell all or substantially all of our assets under a foreclosure or other realization upon any such encumbrance without such approval.

Our Board of Supervisors may not cause us to incur any indebtedness that is recourse to our general partner or any of its affiliates without the approval of our general partner, which approval may be given or withheld in our general partner’s sole discretion.

If the conditions specified in our Partnership Agreement are satisfied, our Board of Supervisors may convert us or any of our subsidiaries into a new limited liability entity or merge us or any of our subsidiaries into, or convey all of our assets to, a newly formed entity, if the sole purpose of that conversion, merger or conveyance is to effect a mere change in our legal form into another limited liability entity, our Board of Supervisors has received an opinion of counsel regarding limited liability and tax matters, and the governing instruments of the new entity provide our limited partners and our general partner with the same rights and obligations as contained in our Partnership Agreement.

Business Combinations with Interested Unitholders

Our Partnership Agreement includes a provision based on Section 203 of the Delaware General Corporation Law. This provision generally prohibits us from engaging in a business combination with any Interested Unitholder, including its affiliates and associates (other than our Partnership or our subsidiaries, any employee benefit plan maintained by our Partnership or any subsidiary thereof or any trustee or fiduciary with respect to any such plan when acting in such capacity) without the approval of the majority of the members of our Board of Supervisors and the affirmative vote at a tri-annual meeting or special meeting of the holders of at least 66 2/3% of the outstanding common units (excluding partnership interests beneficially owned by an Interested Unitholder or its affiliates). Amendments to the provisions of our Partnership Agreement relating to business combinations with Interested Unitholders and any definitions used in such provisions, would also require the approval of the holders of at least 66 2/3% of the outstanding common units.

Restricted business combinations include:

(i) any merger or consolidation of our Partnership or any of our direct or indirect majority-owned subsidiaries with an Interested Unitholder, or with any other corporation, partnership, unincorporated association or other entity if the merger or consolidation is caused by the Interested Unitholder;

(ii) any sale, lease, exchange, mortgage, pledge, transfer or other disposition (in one transaction or a series of transactions), except proportionately as a holder of common units of our Partnership, to or with the Interested Unitholder, whether as part of a dissolution or otherwise, of our assets or one of our direct or indirect majority-owned subsidiaries which assets have an aggregate market value equal to 10% or more of either the aggregate market value of all of our assets determined on a consolidated basis or the aggregate market value of all our outstanding common units;

(iii) any transaction which results in the issuance or transfer by us or by any one of our direct or indirect majority-owned subsidiaries of any of our partnership units or of any equity securities of such subsidiary to the Interested Unitholder, except: (a) pursuant to the exercise, exchange or conversion of securities exercisable for, exchangeable for or convertible into our partnership units or equity securities of any of our subsidiaries, which partnership units or equity securities were outstanding prior to the time that the Interested Unitholder became such; (b) pursuant to a dividend or distribution paid or made, or the exercise, exchange or conversion of securities exercisable for, exchangeable for or convertible into our partnership units or securities of any such subsidiary, which security is distributed pro rata to all of the holders of our common units subsequent to the time the Interested Unitholder became such; (c) pursuant to an exchange offer by us to purchase partnership units made on the same terms to all holders of our common units; or (d) any issuance or transfer of partnership units by us; provided however, that in no case under items (c) and (d) will there be an increase in the Interested Unitholder’s proportionate share of our partnership units;

(iv) Any transaction involving us or any of our direct or indirect majority-owned subsidiaries which has the effect, directly or indirectly, of increasing the proportionate share of our partnership units or equity securities of any our subsidiaries which is owned by the Interested Unitholder, except as a result of immaterial changes due to fractional unit adjustments or as a result of any purchase or redemption of any partnership units or such securities not caused, directly or indirectly, by the Interested Unitholder; or

(v) Any receipt by the Interested Unitholder of the benefit, directly or indirectly (except proportionately as a holder of our common units of our Partnership), of any loans, advances, guarantees, pledges or other financial benefits (other than those expressly permitted in clauses (i)-(iv) above) provided by or through us or any of our direct or indirect majority-owned subsidiaries.

These provisions may have an anti-takeover effect with respect to transactions our Board of Supervisors does not approve in advance.

Dissolution

We will continue as a limited partnership until dissolved under our Partnership Agreement. We will dissolve upon the earlier to occur of:

•	September 30, 2085;

•	the sale of all or substantially all of our assets and properties and the assets and properties of the Partnership Group;

•	the election of our general partner to dissolve us, if approved by the holders of a Unit Majority;

•	there being no limited partners, unless we are continued without dissolution in accordance with the Delaware Act;

•	the entry of a decree of judicial dissolution of our partnership; or

•

the withdrawal or removal of our general partner or any other event that results in its ceasing to be our general partner (other than by reason of a transfer of its general partner interest) as provided in our Partnership Agreement.

Upon a dissolution under the last clause above, the holders of a Unit Majority may also elect, within specific time limitations, to continue our business on the same terms and conditions described in our Partnership Agreement by appointing as a successor general partner an entity approved by the holders of a Unit Majority, subject to our receipt of an opinion of counsel to the effect that:

•	the action would not result in the loss of limited liability under the Delaware Act of any of our limited partners or any limited partner of the Operating Partnership; and

•

neither our Partnership nor the Operating Partnership or any of our or the Operating Partnership’s subsidiaries would be treated as an association taxable as a corporation or otherwise be taxable as an entity for federal income tax purposes upon the exercise of that right to continue (to the extent not already so treated or taxed).

Liquidation and Distribution of Proceeds

Upon our dissolution, unless our business is continued, the liquidator authorized to wind up our affairs will, acting with all of the powers of our Board of Supervisors that are necessary or appropriate, liquidate our assets and apply the proceeds of the liquidation as described in “Description of Common Units – Cash Distributions.” The liquidator may defer liquidation or distribution of our assets for a reasonable period of time or distribute assets to partners in kind if it determines that a sale would be impractical or would cause undue loss to our partners.

If a liquidator is appointed, such liquidator, will proceed to dispose of our assets, discharge our liabilities, and otherwise wind up our affairs in such manner and over such period as such liquidator determines to be in the best interest of our partners, subject to Section 17-804 of the Delaware Act. Our assets may be disposed of by public or private sale or by distribution in kind to one or more partners on such terms as such liquidator and such partner or partners may agree. If any property is distributed in kind, the partner receiving the property shall be deemed to have received cash equal to its fair market value; and appropriate cash distributions must be made to the other partners. Under certain circumstances and subject to certain limitations, such liquidator may defer liquidation or distribution of our assets for a reasonable time or distribute assets to the partners in kind if it determines that a sale would be impractical or would cause undue loss to the partners. All property and all cash in excess of that required to discharge liabilities, as provided in our Partnership Agreement, will be distributed to the partners in accordance with, and to the extent of, the positive balances in their respective capital accounts, as determined after taking into account all capital account adjustments (other than those made by reason of distributions pursuant to our Partnership Agreement) for the taxable year of our Partnership during which the liquidation of our Partnership occurs (with such date of occurrence being determined pursuant to Treasury Regulation Section 1.704-1(b)(2)(ii)(g)), and such distribution will be made by the end of such taxable year (or, if later, within 90 days after said date of such occurrence).

Withdrawal or Removal of Our General Partner

Our general partner may withdraw as our general partner without first obtaining approval of any holder of our common units by giving 90 days’ written notice, and that withdrawal will not constitute a violation of our Partnership Agreement. In addition, our Partnership Agreement permits our general partner in some instances to sell or otherwise transfer all of its general partner interest in us without the approval of the holders of our common units, if such transfer is approved by our Board of Supervisors. Please read “—Transfer of General Partner Units.” In addition, our general partner shall be deemed to have withdrawn from our Partnership in the event of a bankruptcy or dissolution of our general partner.

Upon withdrawal of our general partner under any circumstances, other than as a result of a transfer by our general partner of all or a part of its general partner interest in us the holders of a Unit Majority may select a successor to the withdrawing general partner. If a successor is not elected, or is elected but an opinion of counsel regarding limited liability and tax matters is not obtained, we will be dissolved, wound up and liquidated, unless within a specified period of time after that withdrawal, the holders of a unit majority agree in writing to continue our business and to appoint a successor general partner. Please read “— Dissolution.”

Our general partner may not be removed unless that removal is approved by the vote of the holders of a Unit Majority, and we receive an opinion of counsel regarding limited liability and tax matters. Any removal of our general partner is also subject to the approval of a successor general partner by the vote of the holders of a majority of our outstanding common units.

In the event of removal of our general partner or withdrawal of our general partner where that withdrawal does not violate our Partnership Agreement, the successor general partner will purchase the departing general partner’s general partner interest in us for $10.

Transfer of General Partner Units

Our general partner may not transfer any of its general partner interests without the prior approval of our Board of Supervisors. As a condition of this transfer, the transferee must assume, among other things, the rights and duties of our general partner, agree to be bound by the provisions of our Partnership Agreement and the Operating Partnership Agreement, purchase the partnership interest of the general partner as the general partner of the each other Group Member under our Partnership Agreement and the Operating Partnership Agreement, and furnish an opinion of counsel regarding limited liability and tax matters. Our general partner also cannot transfer any of its common units to any person without the prior approval of our Board of Supervisors.

Transfer of Ownership Interests in Our General Partner

At any time, the members of our general partner may sell or transfer all or part of their equity interests in our general partner to an affiliate or a third-party without the approval of the holders of our common units.

Outside Activities of the Partners—Conflicts of Interest

Our general partner, for so long as it is our general partner, is limited to acting as our general partner, and the general partner of the Operating Partnership and as such, our general partner may not enter into or conduct any business or incur any debts or liabilities except in connection with or incidental to its performance of the activities required or authorized by our Partnership Agreement or the Operating Partnership Agreement.

It is not a breach of our general partner’s fiduciary duties or any other obligation of any type whatsoever of our general partner if our general partner permits its affiliates (besides the Operating Partnership and the subsidiaries of our Partnership and the Operating Partnership) to engage, or for any such affiliate to engage, in business interests and activities in preference to or to the exclusion of our Partnership.

Each of the members of our Board of Supervisors and of the board of supervisors of the Operating Partnership and any other person who is or was a member, partner, director, officer, employee, agent or trustee of any Group Member (other than our general partner) can engage in any business or activity, including any business or activity in direct competition with the business and activities of our Partnership or the Operating Partnership, and any such activities will not constitute a breach of our Partnership Agreement or any duty to our Partnership, the Operating Partnership or any partner or assignee of a common unit.

Neither our Partnership, the Operating Partnership, any of our limited partners nor any other person has or will have any rights by virtue of our Partnership Agreement, the Operating Partnership Agreement or the partnership relationship established thereby in any business ventures of any such person and no such person has any obligation to offer any interest in any such business ventures to our Partnership, the Operating Partnership, any of our limited partners or any other person.

Loans from the General Partner; Contracts with Affiliates; Certain Restrictions on the General Partner

Our general partner or any of its affiliates can lend to any Group Member, and any Group Member may borrow from our general partner and any of its affiliates, funds needed or desired by the Group Member. The lending party cannot charge the borrowing party interest at a rate greater than the rate that would be charged the borrowing party or impose terms less favorable on the borrowing party than would be charged or imposed on the borrowing party by unrelated lenders on comparable loans made on an arms-length basis (without reference to the lending party’s financial abilities or guarantees). No Group Member may lend funds to the general partner or any of its affiliates (other than another Group Member).

We may lend or contribute to any Group Member, and any Group Member can borrow from us, funds on terms and conditions established by our Board of Supervisors; provided, however, that we cannot charge a Group Member interest at a rate greater than the rate that would be charged to such Group Member (without reference to our general partner’s financial abilities or guarantees), by unrelated lenders on comparable loans.

Our general partner may itself, or may enter into an agreement with any of its affiliates to, render services to us or to any other Group Member. Any services rendered to us or to a Group Member by our general partner or any of its affiliates will be on terms that are fair and reasonable to us; provided, however, that such requirements of this will be deemed satisfied as to (i) any transaction approved by a majority of the members of the Audit Committee of our Board of Supervisors, (ii) any transaction, the terms of which are no less favorable to us than those generally being provided to or available from unrelated third parties or (iii) any transaction that, taking into account the totality of the relationships between the parties involved (including other transactions that may be particularly favorable or advantageous to the Partnership Group), is equitable to us.

We can transfer assets to joint ventures, other partnerships, corporations, limited liability companies or other business entities in which our Partnership becomes, or already is, a participant upon such terms and subject to such conditions as are consistent with our Partnership Agreement and applicable law.

Our general partner and any of its affiliates may sell, transfer or convey any property to, or purchase any property from, us, directly or indirectly, if such transaction is fair and reasonable to us.

Meetings; Voting

Any common units held by our general partner and its affiliates, holders of our common units or assignees who are record holders of common units on the record date set pursuant to our Partnership Agreement, which will not be less than 10 nor more than 60 days before the date of the meeting or, if approvals are sought without a meeting, the date such approvals are requested, will be entitled to notice of, and to vote at, meetings of our limited partners and to act with respect to matters as to which approvals may be solicited. With respect to common units that are owned by an assignee who is a record holder but who has not yet been admitted as a limited partner, our Board of Supervisors will vote such common units at the written direction of each such record holder. Absent such direction, such common units will not be voted. In the case of common units held by our general partner on behalf of non-citizen assignees (Please read “—Non-Eligible Holders; Redemption”). Our general partner will distribute the votes in respect of such common units in the same ratios as the votes of limited partners in respect of other common units are cast.

A meeting of the limited partners is held every three years; the next such meeting is scheduled to be held on May 14, 2012. In addition, a special meeting of our limited partners may be called by our Board of Supervisors or by our limited partners owning in the aggregate at least 20% of the outstanding units of the class for which a meeting is proposed. Any action that is required or permitted to be taken by the limited partners may be taken either at a meeting of our limited partners or, if authorized by our Board of Supervisors, without a meeting if consents in writing setting forth the action so taken are signed by holders of such number of limited partner interests as would be necessary to authorize or take such action at a meeting of our limited partners. Our limited partners may vote either in person or by proxy at meetings. The holders of a majority of the outstanding units of the class for which a meeting has been called represented in person or by proxy will constitute a quorum at a meeting of our limited partners of such class or classes, unless any such action by the limited partners requires approval by holders of a greater percentage of such units, in which case the quorum shall be such greater percentage.

Each record holder of a common unit has one vote per each common unit held by such record holder, although additional limited partner interests having special voting rights could be issued by our Board of Supervisors. Please read “—Issuance of Additional Securities.” Our Partnership Agreement provides that common units held in nominee or street name account will be voted by the broker (or other nominee) pursuant to the instruction of the beneficial owner unless the arrangement between the beneficial owner and his nominee provides otherwise.

Any notice, demand, request, report or proxy material required or permitted to be given or made to a record holder of common units (whether or not such record holder has been admitted as a limited partner under the terms of our Partnership Agreement) will be delivered to the record holder by us or by the transfer agent.

Status as Limited Partner or Assignee

By transfer of any common units in accordance with our Partnership Agreement, each transferee of common units shall be admitted as a limited partner with respect to the common units transferred when such transfer and admission is reflected in our books and records. Except as described under “—Limited Liability,” the common units will be fully paid, and holders of our common units will not be required to make additional contributions. Limited partners may include custodians, nominees or any other individual or entity in its own or any representative capacity.

An assignee of a common unit, subsequent to executing and delivering a transfer application, but pending its admission as a substituted limited partner in our partnership, is entitled to an interest in our partnership equivalent to that of a limited partner with respect to the right to share in our allocations and distributions, including liquidating distributions. Our Board of Supervisors will vote and exercise other powers attributable to common units owned by an assignee who has not become a substitute limited partner at the written direction of such assignee. Please read “—Meetings; Voting.” Transferees who do not execute and deliver a transfer application will be treated neither as assignees nor as holders of our common units, and will not receive cash distributions, federal income tax allocations or reports furnished to holders of our common units. Please read “Description of Common Units.”

Non-Eligible Holders; Redemption

We currently own interests in oil and natural gas leases on United States federal lands and may acquire additional interests in the future. To comply with certain U.S. laws relating to the ownership of interests in oil and natural gas leases on federal lands, our general partner, acting on our behalf, may request that transferees fill out a properly completed transfer application certifying, and our general partner, acting on our behalf, may at any time require each holder of our common units to re-certify, that the holder of our common units is an Eligible Holder. As used in our partnership agreement, an Eligible Holder means a person or entity qualified to hold an interest in oil and natural gas leases on federal lands. As of the date hereof, Eligible Holder means:

•	a citizen of the United States;

•	a corporation organized under the laws of the United States or of any state thereof;

•	a public body, including a municipality; or

•

an association of United States citizens, such as a partnership or limited liability company, organized under the laws of the United States or of any state thereof, but only if such association does not have any direct or indirect foreign ownership, other than foreign ownership of stock in a parent corporation organized under the laws of the United States or of any state thereof.

For the avoidance of doubt, onshore mineral leases or any direct or indirect interest therein may be acquired and held by aliens only through stock ownership, holding or control in a corporation organized under the laws of the United States or of any state thereof. This certification can be changed in any manner our general partner determines is necessary or appropriate to implement its original purpose.

If, following a request by our general partner, a transferee or holder of our common units, as the case may be, fails to furnish:

•	a transfer application containing the required certification;

•	a re-certification containing the required certification within 30 days after request; or

•	provides a false certification,

then, as the case may be, such transfer will be void or we will have the right, which we may assign to any of our affiliates, to acquire all, but not less than all, of the units held by such holder of our common units. Further, the units held by such unitholder will not be entitled to any voting rights. Please read “—Meetings; Voting.”

The purchase price will be paid in cash or delivery of a promissory note, as determined by our general partner. Any such promissory note will bear interest at the rate of 10% annually and be payable in three equal annual installments of principal and accrued interest, commencing one year after the redemption date.

Indemnification

Under our Partnership Agreement, in most circumstances, we will indemnify certain persons (each, an “Indemnitee”), to the fullest extent permitted by law, from and against any and all liabilities, expenses losses, claims, damages or similar events, liabilities (joint or several), expenses (including legal fees, expenses and other disbursements), judgments, fines, penalties, interest, settlements or other amounts arising from any and all claims, demands, actions, suits or proceedings, whether civil, criminal, administrative or investigative, in which any Indemnitee may be involved, or is threatened to be involved, as a party or otherwise, incurred by such Indemnitee by reason of its status as an Indemnitee.

The Indemnitees shall include the following:

•	members of our Board of Supervisors and members of the board of supervisors of the Operating Partnership;

•	our general partner, any departing partner and any person who is or was an affiliate of our general partner or any departing partner;

•

any person who is or was a member, partner, director, officer, employee, agent or trustee of our Partnership, the Operating Partnership, our general partner or any departing partner or any affiliate of our Partnership, the Operating Partnership, our general partner or any departing partner; and

•

any person who is or was serving at the request of our Board of Supervisors, our general partner or any departing partner or any affiliate of our general partner or any departing partner as a member, partner, director, officer, employee, partner, agent, fiduciary or trustee of another person, in each case, acting in such capacity (not including any person providing, trustee, fiduciary or custodial services, on a fee-for-services basis solely by reason of providing such services).

In each case, such person will be entitled to such indemnity only if such person acted in good faith and in a manner that such person reasonably believed to be in or not opposed to our best interests and, with respect to any criminal proceeding, had no reasonable cause to believe its conduct was unlawful.

The termination of any action, suit or proceeding by judgment, order, settlement, conviction or upon a plea of nolo contendere, or its equivalent, shall not create a presumption that the Indemnitee acted in a manner contrary to the manner described above. An Indemnitee is entitled to indemnification even if it had an interest in the transaction with respect to which indemnification applies, if such transaction is permitted under our Partnership Agreement.

Any indemnification under these provisions will only be out of our assets. Unless it otherwise agrees, our general partner will not be personally liable for, or have any obligation to contribute or lend funds or assets to us to enable us to effectuate, indemnification. We may purchase insurance covering liabilities asserted against and expenses incurred by our general partner, the members of our Board of Supervisors and such other persons as our Board of Supervisors determines against any liability that may be asserted or expenses incurred by such persons in connection with our activities, regardless of whether we would have the power to indemnify the person against liabilities under our Partnership Agreement. To the fullest extent permitted by law, we will advance expenses incurred by an Indemnitee prior to the final disposition of such claim upon receipt of an undertaking by such Indemnitee to repay such payment if it shall be finally determined that it was not entitled to be indemnified.

No person indemnified by us under our Partnership Agreement is liable for monetary damages to us, our limited partners or any assignee of a common unit for losses sustained or liabilities incurred as a result of errors in judgment or any act or omission if any such person acted in good faith pursuant to authority granted in our Partnership Agreement. To the maximum extent permitted by law, our general partner and its affiliates are not and will not be responsible for any act or omission by our Board of Supervisors, any member of our Board of Supervisors, or any of our officers.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and/or persons controlling the registrant pursuant to the foregoing provision, or otherwise, the registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

Reimbursement of Expenses

Our partnership agreement requires us to reimburse our general partner for all direct and indirect expenses it incurs or payments it makes on our behalf and all other expenses allocable to us or otherwise incurred by our general partner in connection with operating our business. These expenses include salary, bonus, incentive compensation, and other amounts paid to persons who perform services for us or on our behalf, and expenses allocated to our general partner by its affiliates. Our Board of Supervisors is entitled to determine in good faith the expenses of general partner that are allocable to us.

Books and Reports

Our Board of Supervisors is required to keep appropriate books of our business at our principal offices. The books will be maintained for both tax and financial reporting purposes on an accrual basis in accordance with US GAAP. For financial reporting and tax purposes, our fiscal year end is the last Saturday in September.

We will furnish or make available to record holders of common units, within 120 days after the close of each fiscal year, an annual report containing audited financial statements. Within 90 days after the close of each quarter except for our fourth quarter, we will also furnish a report containing our unaudited financial statements and any other information required by law, rule or regulation.

We will furnish each record holder of a unit with information reasonably required for tax reporting purposes within 90 days after the close of each calendar year. This information is expected to be furnished in summary form so that some complex calculations normally required of partners can be avoided. Our ability to furnish this summary information to the holders of our common units will depend on the cooperation of the holders of our common units in supplying us with specific information. Every holder of our common units will receive information to assist him in determining his federal and state tax liability and filing his federal and state income tax returns, regardless of whether he supplies us with information.

Right to Inspect Our Books and Records

Our partnership agreement provides that a limited partner can, for a purpose reasonably related to his interest as a limited partner, upon reasonable written demand stating the purpose of such demand and at his own expense, obtain:

•	true and full information regarding the status of our business and financial condition;

•	copies of our tax returns once they become available (including only the requesting limited partner’s Schedule K-1);

•	a current list of the name and last known business, residence or mailing address of each partner;

•	copies of our Partnership Agreement, our certificate of limited partnership, related amendments and any powers of attorney under which they have been executed;

•

information as to the amount of cash, and a description and statement of the agreed net value of any other property or services, contributed or to be contributed by each partner and the date on which each partner became a partner; and

•	any other information regarding our affairs as is just and reasonable.

Our Board of Supervisors may, and intends to, keep confidential from the limited partners trade secrets or other information the disclosure of which our Board of Supervisors believes in good faith is not in our or any of the other members of the Partnership Group’s best interests, could damage us or any other member of the Partnership Group or that any Group Member is required by law or by agreements with third parties to keep confidential.

CONFLICTS OF INTEREST AND FIDUCIARY DUTIES

Conflicts of Interest

Conflicts of interest exist and may arise in the future as a result of the relationships between our general partner and its affiliates, any of our officers or any member of our Board of Supervisors on the one hand, and our Partnership, partners, and assignees of common units on the other hand. Except as otherwise expressly provided in our Partnership Agreement, all management powers over our business and affairs are vested exclusively in our Board of Supervisors, and our officers subject to the direction of our Board of Supervisors. The discretion given in our Partnership Agreement to our Board of Supervisors in resolving conflicts of interest may significantly limit the ability of a holder of our common units to challenge what might otherwise be a breach of a fiduciary duty. Holders of our common units are deemed to have consented to certain actions or inactions that might otherwise be deemed conflicts of interest or a breach of fiduciary duty. In addition, our Partnership Agreement includes broad indemnification provisions for our general partner, the members of our Board of Supervisors, our officers, our employees and other individuals. Please read “The Partnership Agreement—Indemnification.”

Unless otherwise expressly provided for in our Partnership Agreement or the Operating Partnership Agreement, whenever a potential conflict of interest exists or arises between our general partner or any of its affiliates, or any officer or member of our Board of Supervisors, on the one hand, and our Partnership, the Operating Partnership, any partner or any assignee, on the other hand, any resolution or course of action in respect of such conflict of interest is permitted and deemed approved by all partners, and does not constitute a breach of our Partnership Agreement, or of any legal duty, if the resolution or course of action is, or by operation of our Partnership Agreement is deemed to be, fair and reasonable to our Partnership.

Our Board of Supervisors is authorized but not required in connection with its resolution of a conflict of interest to seek approval (“Special Approval”) by a majority of the members of the Audit Committee of a resolution of a conflict or course of action. Any conflict of interest and any resolution of a conflict of interest will be conclusively deemed fair and reasonable to our Partnership if such conflict of interest or resolution is:

•

approved by Special Approval (as long as the material facts known to our general partner or any of its affiliates or our officers or members of our Board of Supervisors regarding any proposed transaction were disclosed to the Audit Committee at the time it gave its approval);

•	on terms no less favorable to our Partnership than those generally being provided to or available from unrelated third parties; or

•

fair to our Partnership, taking into account the totality of the relationships between the parties involved (including other transactions that may be particularly favorable or advantageous to our Partnership).

Our Board of Supervisors (or the Audit Committee in connection with a request for a Special Approval) is authorized in connection with its determination of what is fair and reasonable to our Partnership and in connection with its resolution of any conflict of interest to consider:

•	the relative interests of any party to such conflict, agreement, transaction or situation and the benefits and burdens relating to such interest;

•	any customary or accepted industry practices and any customary or historical dealings with a particular person;

•	US GAAP; and

•	such additional factors as our Board of Supervisors (or the Audit Committee) determines in its discretion to be relevant, reasonable or appropriate under the circumstances.

In the absence of bad faith by our Board of Supervisors, any resolution of a conflict of interest provided by our Board of Supervisors will not constitute a breach of our Partnership Agreement or any other agreement contemplated therein or a breach of any standard of care or duty imposed therein or, to the extent permitted by law, under Section 17-101 of the Delaware Act or any other law, rule or regulation or existing in equity or otherwise.

Conflicts of interest could arise in many circumstances, including as a result of the following:

•

any one of our limited partners or assignees is entitled to have business interests and engage in business activities in direct competition with us, the Operating Partnership or any of our or its subsidiaries, which we refer to in this prospectus as “Group Members.” We will not have any rights in any business ventures of any our limited partners or assignees by virtue of our Partnership Agreement;

•

our Partnership Agreement generally provides that our general partner will be restricted from engaging in any business activities other than acting as our general partner, limited activities for its affiliates and activities incidental to its ownership of interests in us. However, except as provided in our Partnership Agreement, affiliates of our general partner are not prohibited from engaging in other businesses or activities, including those that might be in direct competition with us;

•

the current or former members of our and the Operating Partnership’s Board of Supervisors, and any of our partners, officers, employees, agents and other individuals involved in our business (other than our general partner) are not prohibited from engaging in other businesses or activities, including those that might be in direct competition with us. No such person is obligated to offer any interest in any such business ventures to us, the Operating Partnership, any of our limited partners or any other person;

•

many of our Supervisors and officers who have responsibility for our management may have significant duties with, and may spend significant time serving entities that compete with us in seeking acquisitions and business opportunities and accordingly, may have conflicts of interest in allocating time or pursuing such business opportunities;

•

except in limited circumstances, our Board of Supervisors has the power and authority to conduct our business without approval of holders of our common units. Please read “The Partnership Agreement—Voting Rights”; or

•

our Partnership Agreement does not restrict our general partner from causing us to pay it or its affiliates for any services rendered to us or to any other Group Member or entering into additional contractual arrangements with any of these entities on our behalf.

Fiduciary Duties

The Delaware Act provides that Delaware limited partnerships may, in their partnership agreements, restrict, expand or eliminate the fiduciary duties owed by general partners to other partners and the partnership. Our Partnership Agreement generally provides that the authority, functions, duties and obligations of our officers and the members of our Board of Supervisors are identical to the authority, functions, duties and responsibilities of the board of directors and officers, respectively, of a corporation organized under the Delaware General Corporation Law. Our Board of Supervisors is not required to consider the interests of any person other than our Partnership.

Our Partnership Agreement provides that any standard of care and duty imposed by our Partnership Agreement or under the Delaware Act or otherwise can be modified, waived or limited, to the maximum extent permitted by law, as required to permit our general partner and our Board of Supervisors to act, so long as such action is reasonably believed by our general partner or our Board of Supervisors to be in, or not inconsistent with, our best interests.

Certain of our actions require the approval of our general partner

Our Board of Supervisors cannot cause us to incur any indebtedness that is recourse to our general partner or any of its affiliates without the approval of our general partner, which approval may be given or withheld in our general partner’s sole discretion.

Certain of our actions require the approval of the holders of our common units

Certain of our actions require the approval of the holders of our common units. Actions including the removal of our general partner (with or without a final, non-appealable judgment entered by a court of competent jurisdiction finding our general partner liable for actual fraud, gross negligence or willful or wanton misconduct in its capacity as the general partner of our Partnership (“Cause”)), the removal of a member of our Board of Supervisors (with or without Cause) under certain circumstances, our dissolution, our merger, consolidation or sale of all or substantially all of our assets, the appointment of a liquidator, and certain amendments to our Partnership Agreement require the approval of at least a majority of our outstanding common units (a “Unit Majority”). A business combination with an Interested Unitholder requires the affirmative vote of the holders of at least 66 2/3% of the outstanding common units (excluding partnership interests beneficially owned by that Interested Unitholder or any affiliate or associated of that Interested Unitholder). Please read “Description of Common Units—Restrictions on Business Combinations with Certain Interested Holders of Our Common Units.”

This does not limit our Board of Supervisors’ ability to mortgage, pledge, hypothecate or grant a security interest in all or substantially all of the assets of our Partnership, the Operating Partnership and any of our and the Operating Partnership’s Subsidiaries, treated as a consolidated entity (the “Partnership Group”) and shall not apply to any forced sale of any or all of the assets of the Partnership Group pursuant to the foreclosure of, or other realization upon, any such encumbrance.

In addition, without the approval of the holders of a Unit Majority, neither our general partner nor our Board of Supervisors may, on our behalf, except as permitted in our Partnership Agreement, (i) consent to any amendment to the Operating Partnership Agreement or take any action permitted to be taken by a partner of the Operating Partnership, in either case, that would have a material adverse effect on our Partnership as a partner of the Operating Partnership or (ii) elect or cause our Partnership to elect a successor general partner of the Operating Partnership.

Fiduciary duty of our general partner in voting its common units

In voting its common units, our general partner will have no fiduciary duty or obligation whatsoever to us or the limited partners, including any duty to act in good faith or in the best interests of us or the limited partners.

By purchasing our common units, each holder of our common units automatically agrees to be bound by the provisions in our Partnership Agreement, including the provisions discussed above. This is in accordance with the policy of the Delaware Act favoring the principle of freedom of contract and the enforceability of partnership agreements. The failure of a limited partner to sign our Partnership Agreement does not render our Partnership Agreement unenforceable against that person.

Under our Partnership Agreement, we indemnify our general partner and its officers, directors, managers and certain other specified persons, to the fullest extent permitted by law, against liabilities, costs and expenses incurred by our general partner or these other persons. We must provide this indemnification unless there has been a final and non-appealable judgment by a court of competent jurisdiction determining that these persons acted in bad faith or engaged in fraud or willful misconduct. We must also provide this indemnification for criminal proceedings unless our general partner or these other persons acted with knowledge that their conduct was unlawful. Thus, our general partner could be indemnified for its negligent acts if it meets the requirements set forth above. To the extent these provisions purport to include indemnification for liabilities arising under the Securities Act of 1933, in the opinion of the SEC, such indemnification is contrary to public policy and, therefore, unenforceable. Please read “The Partnership Agreement—Indemnification.”

MATERIAL U.S. FEDERAL INCOME TAX CONSIDERATIONS

This section is a summary of the material U.S. federal income tax considerations that may be relevant to prospective holders of our common units. The following portion of this section and the opinion of Proskauer Rose LLP, our tax counsel, that is set out herein are based upon the Internal Revenue Code of 1986, as amended, regulations thereunder and current administrative rulings and court decisions, all of which are subject to change possibly with retroactive effect. Subsequent changes in such authorities may cause the tax consequences to vary substantially from the consequences described below.

No attempt has been made in the following discussion to comment on all U.S. federal income tax matters affecting us or the holders of our common units. Moreover, the discussion focuses on holders of our common units who are individuals and who are citizens or residents of the United States and has only limited application to corporations, estates, trusts, non-resident aliens or other holders of our common units subject to specialized tax treatment, such as tax-exempt institutions, foreign persons, individual retirement accounts, REITs (real estate investment trusts) or RICs (regulated investment companies). Accordingly, each prospective holder of our common units should consult, and should depend on, its own tax advisor in analyzing the U.S. federal, state, local and foreign tax and other tax consequences of the purchase, ownership or disposition of common units.

All statements as to matters of law and legal conclusions, but not as to factual matters, contained in this section, unless otherwise noted, are the opinion of Proskauer Rose LLP and are based on the accuracy of the representations made by us.

For reasons described below, Proskauer Rose LLP has not rendered an opinion with respect to the following specific U.S. federal income tax issues: (1) the treatment of a holder of our common units whose common units are loaned to a short seller to cover a short sale of common units (please read “—Tax Treatment of Holders of Our Common Units— Treatment of Short Sales”); (2) whether our monthly convention for allocating taxable income and losses is permitted by existing Treasury Regulations (please read “— Disposition of Common Units—Allocations Between Transferors and Transferees”); and (3) whether our method for depreciating Section 743 adjustments is sustainable in certain cases (please read “—Tax Treatment of Holders of Our Common Units—Section 754 Election”).

Partnership Status

An entity that is treated as a partnership for U.S. federal income tax purposes is not a taxable entity and incurs no U.S. federal income tax liability. Instead, each partner is required to take into account its share of the items of income, gain, loss and deduction of the partnership in computing its U.S. federal income tax liability, regardless of whether distributions are made. Distributions of cash by a partnership to a partner are generally not taxable unless the amount of cash distributed to a partner is in excess of the partner’s tax basis in his partnership interest.

Section 7704 of the Internal Revenue Code provides that publicly traded partnerships will, as a general rule, be taxed as corporations. However, an exception exists with respect to publicly traded partnerships of which 90% or more of the gross income for every taxable year consists of “qualifying income,” as described in clause (c) below. If we fail to meet this qualifying income exception in any taxable year, other than a failure that is determined by the IRS to be inadvertent and which is cured within a reasonable time after discovery (in which case, the IRS may also require us to make adjustments with respect to our holders of our common units or pay other amounts), we will be treated as if we transferred all of our assets (subject to liabilities) to a newly formed corporation, on the first day of such taxable year in return for stock in that corporation, and as though we then distributed that stock to our partners in liquidation of their interests in us. This contribution and liquidation should be tax-free to our partners and to us, so long as we do not have liabilities at that time in excess of the tax basis of our assets. Thereafter, we would be treated as a corporation for U.S. federal income tax purposes.

No ruling has been or will be sought from the IRS, and the IRS has made no determination as to our status for U.S. federal income tax purposes. Instead, we rely on the opinion of Proskauer Rose LLP on such matters. It is the opinion of Proskauer Rose LLP that, based upon the Code, its regulations and published revenue rulings, the court decisions and certain assumptions and representations made by us, that, as of the date hereof, each of Suburban and the Operating Partnership will be classified as a partnership for U.S. federal income tax purposes, provided that:

(a)	neither we nor the Operating Partnership has elected or will elect to be treated as a corporation;

(b)	we and the Operating Partnership have been and will be operated in accordance with (i) all applicable partnership statutes and (ii) the Partnership Agreement or the Operating Partnership Agreement (whichever is applicable); and

(c)	for each of our taxable years from and after our formation, more than 90% of our gross income has been and will be income of a character that Proskauer Rose LLP has opined or will opine is “qualifying income” within the meaning of Section 7704(d) of the Internal Revenue Code.

Suburban believes that such assumptions have been true in the past and expects that such assumptions will be true in the future.

An opinion of counsel represents only that particular counsel’s best legal judgment, is based upon certain assumptions and representations made by us and does not bind the IRS or the courts. No assurance can be provided that the opinions and statements set forth herein would be sustained by a court if contested by the IRS. Any such contest with the IRS may materially and adversely impact the market for the common units and the prices at which common units trade even if we prevail. In addition, our costs of any contest with the IRS will be borne indirectly by our holders of our common units and our general partner because the costs will reduce our cash available for distribution.

If we or the Operating Partnership were treated as a corporation in any taxable year, either as a result of a failure to meet the qualifying income exception or otherwise, our items of income, gain, loss and deduction would be reflected only on our tax return rather than being passed through to our holders of our common units, and our net income would be taxed at corporate rates. In addition, if we were treated as a corporation, any distribution we made to a holder of our common units would be treated as taxable dividend income to the extent of our current or accumulated earnings and profits, then, in the absence of earnings and profits, such distributions would be treated as a nontaxable return of capital, to the extent of the tax basis of the holder of common units in his common units, and would be treated as taxable capital gain after the tax basis of the holder of our common units in the common units is reduced to zero. Accordingly, treatment of either us or the Operating Partnership as a corporation would result in a material reduction in the cash flow and after-tax return of a holder of our common units and thus would likely result in a substantial reduction of the value of the common units.

The discussion below is based on our counsel’s opinion that each of Suburban and the Operating Partnership will be classified as a partnership for U.S. federal income tax purposes.

Tax Treatment of Holders of Our Common Units

Partner Status

Holders of our common units who have become our limited partners will be treated as our partners for U.S. federal income tax purposes. Also, holders of our common units whose common units are held in street name or by a nominee and who have the right to direct the nominee in the exercise of the rights attendant to the ownership of their common units will be treated as our partners for U.S. federal income tax purposes.

An owner of common units whose common units have been transferred to a short seller to complete a short sale would appear to lose his status as a partner with respect to such common units for U.S. federal income tax purposes and may recognize gain or loss on such transfer. Please read “—Treatment of Short Sales” below.

No part of our income, gain, deductions or losses is reportable by a holder of our common units who is not a partner for U.S. federal income tax purposes, and any distributions received by such a holder of our common units should therefore be fully taxable as ordinary income. These holders are urged to consult their own tax advisors with respect to their tax consequences of holding our common units.

In the following portion of this section, the word “unitholder” refers to a holder of our common units who is one of our partners.

Flow-Through of Taxable Income

Subject to the discussion below under “—Entity-Level Collections,” we will not pay any U.S. federal income tax. Instead, each unitholder will be required to report on his income tax return his share of our income, gains, losses and deductions without regard to whether we make cash distributions to him. Consequently, we may allocate income to a unitholder even if he has not received a cash distribution. Each unitholder will be required to include in income his allocable share of our income, gains, losses and deductions for our taxable year ending with or within his taxable year.

Treatment of Distributions by Suburban

Our distributions to a unitholder generally will not be taxable to it for U.S. federal income tax purposes to the extent of the tax basis it has in its common units immediately before the distribution. Our distributions in excess of a unitholder’s tax basis generally will be gain from the sale or exchange of the common units, taxable in accordance with the rules described under “Disposition of Common Units—Recognition of Gain or Loss” below. Any reduction in a unitholder’s share of our liabilities for which no partner, including the general partner, bears the economic risk of loss (“nonrecourse liabilities”) will be treated as a distribution of cash to that unitholder. To the extent our distributions cause a unitholder’s “at-risk” amount to be less than zero at the end of any taxable year, he must recapture any losses deducted in previous years. Please read “—Limitations on Deductibility of Suburban’s Losses” below.

A decrease in a unitholder’s percentage interest in us because of our issuance of additional common units will decrease such unitholder’s share of nonrecourse liabilities, if any, and thus will result in a corresponding deemed distribution of cash. This deemed distribution may constitute a non-pro rata distribution. A non-pro rata distribution of money or property may result in ordinary income to a unitholder if such distribution reduces the unitholder’s share of our “unrealized receivables,” including depreciation recapture or substantially appreciated “inventory items,” both as defined in Section 751 of the Internal Revenue Code (collectively, “Section 751 assets”). In that event, the unitholder will be treated as having received as a distribution the portion of the Section 751 assets that used to be allocated to such partner and as having exchanged such portion of our assets with us in return for the non-pro rata portion of the actual distribution made to him. This latter deemed exchange will generally result in the unitholder’s realization of ordinary income in an amount equal to the excess of (1) the non-pro rata portion of such distribution over (2) the unitholder’s tax basis for the share of such Section 751 assets deemed relinquished in the exchange.

Basis of Common Units

A unitholder’s initial tax basis in its common units will be the amount paid for the units increased by the unitholder’s share of our nonrecourse liabilities. That basis will be increased by its share of our income and by any increase in its share of our nonrecourse liabilities. That basis will be decreased, but not below zero, by its share of our distributions, by its share of our losses, by any decrease in its share of our nonrecourse liabilities and by its share of our expenditures that are not deductible in computing our taxable income and are not required to be capitalized.

Limitations on Deductibility of Suburban’s Losses

The deduction by a unitholder of that unitholder’s share of our losses will be limited to the amount of that unitholder’s tax basis in the common units and, in the case of an individual unitholder, estate, trust or a corporate unitholder (if more than 50% of the value of the corporate unitholder’s stock is owned directly or indirectly by five or fewer individuals or some tax-exempt organizations) to the amount for which the unitholder is considered to be “at risk” with respect to our activities, if that amount is less than the unitholder’s tax basis. A unitholder subject to these limitations must recapture losses deducted in previous years to the extent that our distributions cause the unitholder’s at-risk amount to be less than zero at the end of any taxable year. Losses disallowed to a unitholder or recaptured as a result of these limitations will carry forward and will be allowable to the extent that the unitholder’s at-risk amount is subsequently increased, provided such losses do not exceed such unitholder’s tax basis in his units. Upon the taxable disposition of a unit, any gain recognized by a unitholder can be offset by losses that were previously suspended by the at-risk limitation but may not be offset by losses suspended by the basis limitation. Any loss previously suspended by the at-risk limitation in excess of that gain would no longer be utilizable.

In general, a unitholder will be at risk to the extent of the unitholder’s tax basis in the unitholder’s common units, excluding any portion of that basis attributable to the unitholder’s share of our nonrecourse liabilities, reduced by (i) any portion of that basis representing amounts otherwise protected against loss because of a guarantee, stop loss agreement or other similar arrangement and (ii) any amount of money the unitholder borrows to acquire or hold the unitholder’s common units if the lender of such borrowed funds owns an interest in us, is related to such a person or can look only to common units for repayment. A unitholder’s at-risk amount will increase or decrease as the tax basis of the unitholder’s common units increases or decreases, other than tax basis increases or decreases attributable to increases or decreases in the unitholder’s share of our nonrecourse liabilities.

In addition to the basis and at-risk limitations on the deductibility of losses, the passive loss limitations generally provide that individuals, estates, trusts, certain closely-held corporations and personal service corporations can deduct losses from passive activities, which include any trade or business activity in which the taxpayer does not materially participate, only to the extent of the taxpayer’s income from those passive activities. Moreover, the passive loss limitations are applied separately with respect to each publicly traded partnership. Consequently, any passive losses generated by us will only be available to our partners who are subject to the passive loss rules to offset future passive income generated by us and, in particular, will not be available to offset income from other passive activities, investments or salary. Passive losses that are not deductible because they exceed a unitholder’s share of our income may be deducted in full when the unitholder disposes of the unitholder’s entire investment in us in a fully taxable transaction to an unrelated party, such as a sale by the unitholder of all of its units in the open market. The passive activity loss rules are applied after other applicable limitations on deductions such as the at risk rules and the basis limitation.

Limitations on Interest Deductions

The deductibility of a non-corporate taxpayer’s “investment interest expense” is generally limited to the amount of such taxpayer’s “net investment income.” Investment interest expense includes (i) interest on indebtedness properly allocable to property held for investment, (ii) our interest expense attributed to portfolio income, and (iii) the portion of interest expense incurred to purchase or carry an interest in a passive activity to the extent attributable to portfolio income. The computation of a unitholder’s investment interest expense will take into account interest on any margin account borrowing or other loan incurred to purchase or carry a common unit.

Net investment income includes gross income from property held for investment and amounts treated as portfolio income pursuant to the passive loss rules less deductible expenses, other than interest, directly connected with the production of investment income, but generally does not include gains attributable to the distribution of property held for investment or qualified dividend income. The IRS has indicated that any net passive income earned by a publicly traded partnership will be treated as investment income to its unitholders for purposes of the investment interest deduction limitation. In addition, a unitholder’s share of our portfolio income will be treated as investment income.

Entity-Level Collections

If we are required or elect under applicable law to pay any U.S. federal, state or local income tax on behalf of any partner, we are authorized to pay those taxes from our funds. Such payment, if made, will be treated as a distribution of cash to the partner on whose behalf the payment was made. If the payment is made on behalf of a person whose identity cannot be determined, we are authorized to treat the payment as a distribution to current unitholders.

We also have the discretion, in certain circumstances, to amend our Partnership Agreement as appropriate to preserve or achieve uniformity of the intrinsic tax characteristics of our common units. Any payment that we make as described above could give rise to an overpayment of tax on behalf of an individual unitholder, in which event the unitholder could be required to file a tax return or a claim for refund in order to obtain a credit or refund of that tax.

Allocation of Partnership Income, Gain, Loss and Deduction

For U.S. federal income tax purposes, a unitholder’s allocable share of our items of income, gain, loss, deduction or credit will be governed by the Partnership Agreement if such allocations have “substantial economic effect” or are determined to be in accordance with a unitholder’s partnership interest. Our items of income, gain, loss and deduction generally are allocated among the general partner and the unitholders in accordance with their respective percentage interests in us, subject to Section 704(c) of the Internal Revenue Code. We believe that for U.S. federal income tax purposes, subject to the issues described below “—Section 754 Election” and “— Disposition of Common Units— Allocations Between Transferors and Transferees,” such allocations will have substantial economic effect or be in accordance with your partnership interest. If the IRS successfully challenges the allocations made pursuant to the limited partnership agreement, the resulting allocations for U.S. federal income tax purposes might be less favorable than the allocations set forth in the limited partnership agreement.

Certain items of our income, gain, loss or deduction will be allocated as required or permitted by Section 704(c) of the Internal Revenue Code to account for any difference between the tax basis and fair market value of property heretofore contributed to us. Allocations may also be made to account for the difference between the fair market value of our assets and their tax basis at the time of any offering made pursuant to this prospectus.

In addition, certain items of recapture income which we recognize on the sale of any of our assets will be allocated to the extent provided in regulations which generally require such depreciation recapture to be allocated to the partner who (or whose predecessor in interest) was allocated the deduction giving rise to the treatment of such gain as recapture income.

Treatment of Short Sales

A unitholder whose units are loaned to a “short seller” to cover a short sale of units may be considered as having disposed of those units. If so, he would no longer be treated for tax purposes as a partner with respect to those units during the period of the loan and may recognize gain or loss from the disposition. As a result, during this period:

•	any of our income, gain, loss or deduction with respect to those units would not be reportable by the unitholder;

•	any cash distributions received by the unitholder as to those units would be fully taxable; and

•	all of these distributions would appear to be ordinary income.

Proskauer Rose LLP has not rendered an opinion regarding the tax treatment of a unitholder whose units are loaned to a short seller to cover a short sale of units; therefore, unitholders desiring to assure their status as partners and avoid the risk of gain recognition from a loan to a short seller are urged to modify any applicable brokerage account agreements to prohibit their brokers from borrowing and loaning their units. Please also read “ — Disposition of Common Units — Recognition of Gain or Loss.”

Alternative Minimum Tax

Each unitholder will be required to take into account his share of our items of income, gain, loss or deduction for purposes of the alternative minimum tax. The current minimum tax rate for noncorporate taxpayers is 26% on the first $175,000 of alternative minimum taxable income in excess of the exemption amount and 28% on any additional alternative minimum taxable income. Prospective unitholders are urged to consult their own tax advisors as to the impact of an investment in common units on their liability for the alternative minimum tax.

Tax Rates

Under current law, the highest marginal U.S. federal income tax rate applicable to ordinary income of individuals is 35% and the highest marginal U.S. federal income tax rate applicable to long-term capital gains (generally, gains from the sale or exchange of certain investment assets held for more than 12 months) of individuals is 15%. However, absent new legislation extending the current rates, beginning January 1, 2013, the highest marginal U.S. federal income tax rate applicable to ordinary income and long-term capital gains of individuals will increase to 39.6% and 20%, respectively. Moreover, these rates are subject to change by new legislation at any time.

The Patient Protection and Affordable Care Act of 2010, as amended by the Health Care and Education Reconciliation Act of 2010, is scheduled to impose a 3.8% Medicare tax on certain net investment income earned by individuals, estates and trusts for taxable years beginning after December 31, 2012. For these purposes, net investment income generally includes a unitholder’s allocable share of our income and gain realized by a unitholder from a sale of units. In the case of an individual, the tax will be imposed on the lesser of (i) the unitholder’s net investment income or (ii) the amount by which the unitholder’s modified adjusted gross income exceeds $250,000 (if the unitholder is married and filing jointly or a surviving spouse), $125,000 (if the unitholder is married and filing separately) or $200,000 (in any other case). In the case of an estate or trust, the tax will be imposed on the lesser of (i) undistributed net investment income, or (ii) the excess adjusted gross income over the dollar amount at which the highest income tax bracket applicable to an estate or trust begins.

Section 754 Election

We have made the election permitted by Section 754 of the Internal Revenue Code, which permits us to adjust the tax basis of our assets as to each purchaser of our common units pursuant to Section 743(b) of the Internal Revenue Code to reflect the purchaser’s purchase price. The Section 743(b) adjustment is intended to provide a purchaser with the equivalent of an adjusted tax basis in the purchaser’s share of our assets equal to the value of such share that is indicated by the amount that the purchaser paid for the common units.

A Section 754 election is advantageous if the transferee’s tax basis in the transferee’s common units is higher than such common units’ share of the aggregate tax basis of our assets immediately prior to the transfer because the transferee would have, as a result of the election, a higher tax basis in the transferee’s share of our assets. Conversely, a Section 754 election is disadvantageous if the transferee’s tax basis in the transferee’s common units is lower than such common units’ share of the aggregate tax basis of our assets immediately prior to the transfer. Thus, the fair market value of the common units may be affected either favorably or unfavorably by the election. A basis adjustment is required regardless of whether a Section 754 election is made in the case of a transfer of an interest in us if we have a substantial built-in loss immediately after the transfer, or if we distribute property and have a substantial basis reduction. The Section 754 election is irrevocable without the consent of the IRS.

Under our partnership agreement, we are authorized (but not required) to take an alternate tax position in order to preserve the uniformity of common units even if that position is not consistent with the Treasury Regulations or if the position would result in lower annual depreciation or amortization deductions than would otherwise be allowable to some unitholders. Please read “— Uniformity of Common Units.” Proskauer Rose LLP is unable to opine as to the validity of any such alternate tax positions because there is no direct or indirect controlling authority addressing the validity of these positions.

The calculations involved in the Section 754 election are complex and are made by us on the basis of certain assumptions as to the value of our assets and other matters. There is no assurance that the determinations made by us will prevail if challenged by the IRS and that the deductions resulting from them will not be reduced or disallowed altogether.

Tax Treatment of Operations

Initial Tax Basis, Depreciation, Amortization and Certain Nondeductible Items

We use the adjusted tax basis of our various assets for purposes of computing depreciation and cost recovery deductions and gain or loss on any disposition of such assets. If we dispose of depreciable property, all or a portion of any gain may be subject to the recapture rules and taxed as ordinary income rather than capital gain.

To the extent allowable, we may elect to use the depreciation and cost recovery methods that will result in the largest deductions being taken in the early years after assets subject to these allowances are placed in service. Property we subsequently acquire or construct may be depreciated using accelerated methods permitted by the Internal Revenue Code.

The costs incurred in promoting the issuance of common units (i.e., syndication expenses) must be capitalized and cannot be deducted by us currently, ratably or upon our termination. Uncertainties exist regarding the classification of costs as organization expenses, which may be amortized, and as syndication expenses, which may not be amortized, but underwriters’ discounts and commissions are treated as syndication costs.

Valuation of Suburban’s Property and Basis of Properties

The U.S. federal income tax consequences of the ownership and disposition of common units will depend in part on our estimates of the fair market values and our determinations of the adjusted tax basis of our assets. Although we may from time to time consult with professional appraisers with respect to valuation matters, we will make many of the fair market value estimates ourselves. These estimates and determinations are subject to challenge and will not be binding on the IRS or the courts. If such estimates or determinations of basis are subsequently found to be incorrect, the character and amount of items of income, gain, loss or deductions previously reported by holders of our common units might change, and holders of our common units might be required to adjust their tax liability for prior years.

Disposition of Common Units

Recognition of Gain or Loss

A holder of our common units will recognize gain or loss on a sale of common units equal to the difference between the amount realized and the tax basis of the holder of our common units in the common units sold. The amount realized of a holder of our common units is measured by the sum of the cash and the fair market value of other property received plus the share of our nonrecourse liabilities of the holder of our common units. Because the amount realized includes the share of our nonrecourse liabilities of the holder of our common units, the gain recognized on the sale of common units could result in a tax liability in excess of any cash received from such sale.

Prior distributions from us in excess of cumulative net taxable income for a common unit that decreased the tax basis of a holder of our common units in that common unit will, in effect, become taxable income if the common unit is sold at a price greater than the tax basis of a holder of our common units in that common unit, even if the price received is less than his original cost.

Gain or loss recognized by a holder of our common units, other than a “dealer” in common units, on the sale or exchange of a common unit will generally be a capital gain or loss. Capital gain recognized on the sale of common units held for more than one year will generally be taxed at a maximum rate of 15% (such rate to be increased to 20% for taxable years beginning after December 31, 2012). A portion of this gain or loss (which could be substantial), however, will be separately computed and will be classified as ordinary income or loss under Section 751 of the Internal Revenue Code to the extent attributable to assets giving rise to depreciation recapture or other unrealized receivables or to inventory items owned by us. Ordinary income attributable to unrealized receivables, inventory items and depreciation recapture may exceed net taxable gain realized upon the sale of the common units and will be recognized even if there is a net taxable loss realized on the sale of the common units. Thus, a holder of our common units may recognize both ordinary income and a capital loss upon a disposition of common units. Net capital loss may offset no more than $3,000 ($1,500 in the case of a married individual filing a separate return) of ordinary income in the case of individuals and may only be used to offset capital gain in the case of corporations.

The IRS has ruled that a partner who acquires interests in a partnership in separate transactions must combine those interests and maintain a single adjusted tax basis. Upon a sale or other disposition of less than all of such interests, a portion of that tax basis must be allocated to the interests sold based upon relative fair market values. If this ruling is applicable to the holders of common units, a holder of our common units will be unable to select high or low basis common units to sell as would be the case with corporate stock. Thus, the ruling may result in an acceleration of gain or a deferral of loss on a sale of a portion of the common units of a holder of our common units. It is not entirely clear that the ruling applies to us because, similar to corporate stock, our interests are evidenced by separate certificates. Accordingly, counsel is unable to opine as to the effect such ruling will have on the holders of our common units. On the other hand, a selling holder of our common units who can identify common units transferred with an ascertainable holding period may elect to use the actual holding period of the common units transferred. A holder of our common units electing to use the actual holding period of common units transferred must consistently use that identification method for all later sales or exchanges of common units.

Specific provisions of the Code affect the taxation of some financial products and securities, including partnership interests, by treating a taxpayer as having sold an “appreciated” partnership interest, one in which gain would be recognized if it were sold, assigned or terminated at its fair market value, if the taxpayer or related persons enter(s) into:

•	a short sale;

•	an offsetting notional principal contract; and

•	a futures or forward contract with respect to the partnership interest or substantially identical property.

Moreover, if a taxpayer has previously entered into a short sale, an offsetting notional principal contract, or a futures or forward contract with respect to the partnership interest, the taxpayer will be treated as having sold that position if the taxpayer or a related person then acquires the partnership interest or substantially identical property. The Secretary of the Treasury is also authorized to issue regulations that treat a taxpayer that enters into transactions or positions that have substantially the same effect as the preceding transactions as having constructively sold the financial position.

Allocations between Transferors and Transferees

In general, we will prorate our annual taxable income and losses on a monthly basis and such income as so prorated will be subsequently apportioned among the holders of our common units in proportion to the number of common units owned by each of them as of the opening of the principal national securities exchange on which the common units are then traded on the first business day of the month. However, gain or loss realized on a sale or other disposition of our assets other than in the ordinary course of business will be allocated among the holders of our common units as of the opening of the principal national securities exchange on the first business day of the month in which such gain or loss is recognized for U.S. federal income tax purposes. As a result, a holder of our common units transferring common units in the open market may be allocated income, gain, loss and deduction accrued after the date of transfer.

The Department of the Treasury has issued proposed Treasury Regulations that provide a safe harbor pursuant to which a publicly traded partnership may use a similar monthly simplifying convention to allocate tax items among transferor and transferee holders of our common units, although such tax items must be prorated on a daily basis. Existing publicly traded partnerships are entitled to rely on these proposed Treasury Regulations; however, they are subject to change until final Treasury Regulations are issued. Accordingly, Proskauer Rose LLP is unable to opine on the validity of this method of allocating income and deductions between transferor and transferee holders of our common units. If this method is not allowed under the Treasury Regulations, or only applies to transfers of less than all of the interest of a holder of our common units, our taxable income or losses might be reallocated among the holders of our common units. We are authorized to revise our method of allocation between transferor and transferee holders of our common units, as well as holders of our common units whose interests vary during a taxable year, to conform to a method permitted under future Treasury Regulations.

Notification Requirements

A holder of our common units who sells or exchanges common units is required to notify us in writing of that sale or exchange within 30 days after the sale or exchange and in any event by no later than January 15 of the year following the calendar year in which the sale or exchange occurred. We are required to notify the IRS of that transaction and to furnish certain information to the transferor and transferee. However, these reporting requirements do not apply with respect to a sale by an individual who is a citizen of the United States and who effects the sale or exchange through a broker. Additionally, a transferor and a transferee of a common unit will be required to furnish statements to the IRS, filed with their income tax returns for the taxable year in which the sale or exchange occurred, that set forth the amount of the consideration paid or received for the common unit. Failure to satisfy these reporting obligations may lead to the imposition of substantial penalties. Because we have made an election under Section 754 of the Internal Revenue Code, a purchaser of an interest in us, or his broker, is required to notify us of the transfer of such interest and we are required to include a statement with our Partnership Return for the taxable year in which we receive notice of the transfer, setting forth the name and taxpayer identification number of the transferee, the computation of any Section 743(b) basis adjustment and the allocation of such adjustment among the properties.

Constructive Termination

We will be considered terminated if there is a sale or exchange of 50% or more of the total interests in our capital and profits within a 12-month period. Any such termination would, among other things, result in the closing of our taxable year for all holders of our common units. In the case of a holder of our common units reporting on a taxable year that does not end with our taxable year, the closing of our taxable year may result in more than 12 months of our taxable income or loss being includable in the taxable income for that holder of our common units for the year of termination. A constructive termination occurring on a date other than December 31 will result in us filing two tax returns for one fiscal year and the cost of preparing these returns will be borne by all holders of our common units. However, pursuant to an IRS relief procedure the IRS may allow, among other things, a constructively terminated partnership to provide a single Schedule K-1 for the calendar year in which a termination occurs. New tax elections required to be made by us, including a new election under Section 754 of the Internal Revenue Code, must be made subsequent to a termination and a termination could result in a deferral of our deductions for depreciation. A termination could also result in penalties if we were unable to determine that the termination had occurred. Moreover, a termination might either accelerate the application of, or subject us to, any tax legislation enacted prior to the termination.

Uniformity of Common Units

Because we cannot match transferors and transferees of our common units, we must maintain uniformity of the economic and tax characteristics of our common units to a purchaser of these units. In the absence of uniformity, we may be unable to completely comply with a number of U.S. federal income tax requirements, both statutory and regulatory. For example, a lack of uniformity could result from a literal application of Treasury Regulation Section 1.167(c)-1(a)(6). Any non-uniformity could have a negative impact on the value of our common units.

Tax-Exempt Organizations and Certain Other Investors

Ownership of common units by employee benefit plans, other tax-exempt organizations, non-resident aliens, foreign corporations and other foreign persons raises issues unique to such persons and, as described below, may have substantially adverse tax consequences. Employee benefit plans and most other organizations exempt from U.S. federal income tax, including individual retirement accounts and other retirement plans, are subject to U.S. federal income tax on unrelated business taxable income. Much of the taxable income derived by such an organization from the ownership of a common unit will be unrelated business taxable income and thus will be taxable to such a holder of our common units.

Non-resident aliens and foreign corporations, trusts or estates which hold common units will be considered to be engaged in business in the United States on account of ownership of common units. As a consequence they will be required to file U.S. federal income tax returns in respect of their share of our income, gain, loss or deduction and pay U.S. federal income tax at regular rates on any net income or gain. Generally, a partnership is required to pay a withholding tax on the portion of the partnership’s income which is effectively connected with the conduct of a United States trade or business and which is allocable to its foreign partners, regardless of whether any actual distributions have been made to such partners. However, under rules applicable to publicly traded partnerships, distributions to non-U.S. holders of our common units are subject to withholding at the highest marginal effective tax rate. Each foreign holder of our common units must obtain a taxpayer identification number from the IRS and submit that number to the applicable withholding agent on the appropriate Form W-8 in order to obtain credit for the taxes withheld. A change in applicable law may require us to change these procedures.

Because a foreign corporation that owns common units will be treated as engaged in a United States trade or business, such a corporation will also be subject to United States branch profits tax at a rate of 30% (or any applicable lower treaty rate) of the portion of any reduction in the foreign corporation’s “U.S. net equity,” which is the result of our activities. In addition, such a holder of common units is subject to special information reporting requirements under Section 6038C of the Internal Revenue Code.

In a published ruling, the IRS has taken the position that gain realized by a foreign holder of common units who sells or otherwise disposes of a limited partnership unit will be treated as effectively connected with a United States trade or business of the foreign holder of common units, and thus subject to U.S. federal income tax, to the extent that such gain is attributable to appreciated personal property used by the limited partnership in a United States trade or business. Moreover, a foreign holder of common units is subject to U.S. federal income tax on gain realized on the sale or disposition of a common unit to the extent that such gain is attributable to appreciated United States real property interests; however, a foreign holder of our common units will not be subject to U.S. federal income tax under this rule unless such foreign holder of our common units has owned more than 5% in value of our common units during the five-year period ending on the date of the sale or disposition, provided the common units are regularly traded on an established securities market at the time of the sale or disposition.

Administrative Matters

Information Returns and Audit Procedures

We intend to furnish to each holder of our common units, within 90 days after the close of each calendar year, certain tax information, including a Schedule K-1 that sets forth the share of such holder of our common units of our income, gain, loss and deduction for our preceding taxable year. In preparing this information, which will generally not be reviewed by counsel, we will use various accounting and reporting conventions. We cannot assure prospective holders of our common units that the IRS will not successfully contend in court that such accounting and reporting conventions are impermissible. Any such challenge by the IRS could negatively affect the value of the common units.

The IRS may audit our U.S. federal income tax information returns. Adjustments resulting from any such audit may require each holder of our common units to adjust a prior year’s tax liability, and possibly may result in an audit of the return of such holder of common units. Any audit of the return of a holder of common units could result in adjustments not related to our returns as well as those related to our returns.

Partnerships generally are treated as separate entities for purposes of U.S. federal tax audits, judicial review of administrative adjustments by the IRS and tax settlement proceedings. The tax treatment of partnership items of income, gain, loss and deduction is determined in a partnership proceeding rather than in separate proceedings with the partners. The Internal Revenue Code provides for one partner to be designated as the “tax matters partner” for these purposes. Our Partnership Agreement appoints our general partner as our tax matters partner.

The tax matters partner will make certain elections on our behalf and on behalf of the holders of our common units and can extend the statute of limitations for assessment of tax deficiencies against holders of our common units with respect to items in our returns. The tax matters partner may bind a holder of our common units with less than a 1% profits interest in us to a settlement with the IRS unless that holder of our common units elects, by filing a statement with the IRS, not to give such authority to the tax matters partner. The tax matters partner may seek judicial review, by which all of the holders of our common units are bound, of a final partnership administrative adjustment and, if the tax matters partner fails to seek judicial review, such review may be sought by any holder of our common units having at least a 1% interest in our profits and by holders of our common units having in the aggregate at least a 5% interest in our profits. However, only one action for judicial review will go forward, and each holder of our common units with an interest in the outcome may participate.

A holder of our common units must file a statement with the IRS identifying the treatment of any item on his U.S. federal income tax return that is not consistent with the treatment of the item on our return. Intentional or negligent disregard of the consistency requirement may subject a holder of our common units to substantial penalties.

Nominee Reporting

Persons who hold an interest in us as a nominee for another person are required to furnish to us the following information: (a) the name, address and taxpayer identification number of the beneficial owner and the nominee; (b) whether the beneficial owner is (i) a person that is not a United States person, (ii) a foreign government, an international organization or any wholly-owned agency or instrumentality of either of the foregoing, or (iii) a tax-exempt entity; (c) the amount and description of common units held, acquired or transferred for the beneficial owner; and (d) certain information including the dates of acquisitions and transfers, means of acquisitions and transfers, and acquisition cost for purchases, as well as the amount of net proceeds from sales. Brokers and financial institutions are required to furnish additional information, including whether they are United States persons and certain information on common units that they acquire, hold or transfer for their own account. A penalty of $100 per failure, up to a maximum of $1,500,000 per calendar year, is imposed by the Internal Revenue Code for failure to report such information to us. The nominee is required to supply the beneficial owner of the common units with the information furnished to us.

Accuracy-Related Penalties

An additional tax equal to 20% of the amount of any portion of an underpayment of tax that is attributable to one or more specified causes, including negligence or disregard of rules or regulations, substantial understatements of income tax and substantial valuation misstatements, is imposed by the Internal Revenue Code. No penalty will be imposed, however, with respect to any portion of an underpayment if it is shown that there was a reasonable cause for that portion and that the taxpayer acted in good faith with respect to that portion.

A substantial understatement of income tax in any taxable year exists if the amount of the understatement exceeds the greater of 10% of the tax required to be shown on the return for the taxable year or $5,000 ($10,000 for most corporations). The amount of any understatement subject to penalty generally is reduced if any portion is attributable to a position adopted on the return (i) with respect to which there is, or was, “substantial authority” or (ii) as to which there is a reasonable basis and the pertinent facts of such position are disclosed on the return.

More stringent rules, which increase penalties and extend the statutes of limitations, apply to “tax shelters,” a term that in this context does not appear to include us, “listed transactions,” and “reportable transactions with a significant tax avoidance purpose.” We do not anticipate participating in “listed transactions” or “reportable transactions with a significant tax avoidance purpose.” However, if any item of our income, gain, loss or deduction included as a share of our income by a holder of our common units might result in such an “understatement” of income for which no “substantial authority” exists, we must disclose the pertinent facts on our return. In addition, we will make a reasonable effort to furnish sufficient information for holders of our common units to make adequate disclosure on their returns to avoid liability for this penalty.

A substantial valuation misstatement exists if the value of any property, or the adjusted basis of any property, claimed on a tax return is 150% or more of the amount determined to be the correct amount of such valuation or adjusted basis. No penalty is imposed unless the portion of the underpayment attributable to a substantial valuation misstatement exceeds $5,000 ($10,000 for most corporations). If the valuation claimed on a return is 200% or more than the correct valuation, the penalty imposed increases to 40%. Investors should consult their own tax advisors concerning any possible accuracy-related penalties with respect to their investment and should be aware that we and our material advisors intend to comply with the disclosure requirements.

In addition, the 20% accuracy-related penalty also applies to any portion of underpayment of tax that is attributable to transactions lacking economic substance. To the extent that such transactions are not disclosed, the penalty imposed is increased to 40%. Additionally, there is no reasonable cause defense to the imposition of this penalty to such transactions.

Reportable Transactions

If we were to engage in a “reportable transaction,” we (and possibly our holders of our common units) would be required to make a detailed disclosure of the transaction to the IRS. A transaction may be a reportable transaction based upon any of several factors, including the fact that it is a type of tax avoidance transaction publicly identified by the IRS as a “listed transaction” or that it produces certain kinds of losses for partnerships, individuals, S corporations, and trusts in excess of $2 million in any single year, or $4 million in any combination of 6 successive tax years. Our participation in a reportable transaction could increase the likelihood that our U.S. federal income tax information return (and possibly the tax returns of holders of our common units) would be audited by the IRS. Please read “ —Information Returns and Audit Procedures.”

Moreover, if we were to participate in a reportable transaction with a significant purpose to avoid or evade tax, or in any listed transaction, a holder of our common units may be subject to the following additional consequences:

•	accuracy-related penalties with a broader scope, significantly narrower exceptions, and potentially greater amounts than described above at “—Accuracy-Related Penalties”;

•	for those persons otherwise entitled to deduct interest on federal tax deficiencies, nondeductibility of interest on any resulting tax liability; and

•	in the case of a listed transaction, an extended statute of limitations.

We do not expect to engage in any “reportable transactions.”

Recent Legislative Developments

The present U.S. federal income tax treatment of publicly traded partnerships, including us, or an investment in our common units may be modified by legislative, judicial or administrative changes and differing interpretations thereof at any time. For example, the Obama Administration and members of Congress have recently considered substantive changes to the existing U.S. federal income tax laws that would affect the tax treatment of, or impose additional administrative requirements on, publicly traded partnerships. It is possible that these legislative efforts could result in changes to the existing U.S. federal income tax laws that affect publicly traded partnerships. We are unable to predict whether any of these changes, or other proposals, will ultimately be enacted. Any such changes could negatively impact the value of an investment in our units.

State, Local and Other Tax Considerations

In addition to U.S. federal income taxes, a holder of our common units will be subject to other taxes, such as state and local income taxes, unincorporated business taxes, and estate, inheritance or intangible taxes that may be imposed by the various jurisdictions in which such holder of our common units resides or in which we do business or own property. Although an analysis of those various taxes is not presented here, each prospective holder of our common units should consider their potential impact on investment of such holder of our common units in us. We currently conduct business in 30 states. A holder of our common units will be required to file state income tax returns and to pay state income taxes in some or all of the states in which we do business or own property and may be subject to penalties for failure to comply with those requirements. In certain states, tax losses may not produce a tax benefit in the year incurred and also may not be available to offset income in subsequent taxable years. Some of the states may require that we, or we may elect to, withhold a percentage of income from amounts to be distributed to a holder of our common units who is not a resident of the state. Our withholding of an amount, which may be greater or less than the particular income tax liability of a holder of our common units to the state, generally does not relieve the non-resident holder of our common units from the obligation to file an income tax return. Any amount that is withheld will be treated as distributed to holders of our common units. See “—Tax Treatment of Holders of Our Common Units – Entity-Level Collections” above. Based on current law and our estimate of future operations, we anticipate that any amounts required to be withheld will not be material.

It is the responsibility of each holder of our common units to investigate the legal and tax consequences of the investment of such holder of our common units in us under the laws of pertinent states and localities. Accordingly, each prospective holder of our common units should consult, and must depend upon, its own tax counsel or other advisor with regard to those matters. Further, it is the responsibility of each holder of our common units to file all state and local, as well as U.S. federal, tax returns that may be required of such holder of our common units. Proskauer Rose LLP has not rendered an opinion on the state or local tax consequences of an investment in us.

PLAN OF DISTRIBUTION

We may sell the securities described in this prospectus and any accompanying prospectus supplement, from time to time, by one or more of the following methods:

•	to or through underwriting syndicates represented by managing underwriters;

•	through one or more underwriters without a syndicate for them to offer and sell to the public;

•	through dealers or agents; and

•	to investors directly in negotiated sales or in competitively bid transactions.

We will prepare a prospectus supplement and any related free writing prospectus for each offering that will disclose the terms of the offering, including the name or names of any of the underwriters, dealers or agents, the purchase price of the securities and the proceeds to us from the sale, any underwriting discounts and other items constituting compensation to the underwriters, dealers or agents.

We will fix a price or prices for our securities at:

•	market prices prevailing at the time of any sale;

•	prices related to market prices; or

•	negotiated prices.

We may change the price of the securities offered from time to time.

If we use underwriters or dealers in the sale, they will acquire the securities for their own account and they may resell these securities from time to time in one or more transactions, including negotiated transactions, at a fixed public offering price or at varying prices determined at the time of sale. The securities may be offered to the public either through underwriting syndicates represented by one or more managing underwriters or directly by one or more of such firms. Unless otherwise disclosed in the prospectus supplement, the obligations of the underwriters to purchase securities will be subject to certain conditions precedent, and the underwriters will be obligated to purchase all of the securities offered by the prospectus supplement if any are purchased. Any public offering price and any discounts or concessions allowed or reallowed or paid to dealers may be changed from time to time.

If a prospectus supplement so indicates, the underwriters may, pursuant to Regulation M under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), engage in transactions, including stabilization bids or the imposition of penalty bids, that may have the effect of stabilizing or maintaining the market price of the securities at a level above that which might otherwise prevail in the open market.

We may sell the securities directly or through agents designated by us from time to time. We will name any agent involved in the offering and sale of the securities for which this prospectus is delivered, and disclose any commissions payable by us to the agent or the method by which the commissions can be determined, in the prospectus supplement. Unless otherwise indicated in the prospectus supplement, any agent will be acting on a best efforts basis for the period of its appointment.

We may agree to indemnify underwriters, dealers and agents who participate in the distribution of securities against certain liabilities to which they may become subject in connection with the sale of the securities, including liabilities arising under the Securities Act.

Certain of the underwriters and their affiliates may be customers of, may engage in transactions with and may perform services for us or our affiliates in the ordinary course of business.

A prospectus and accompanying prospectus supplement in electronic form may be made available on the web sites maintained by the underwriters. The underwriters may agree to allocate a number of securities for sale to their online brokerage account holders. Such allocations of securities for internet distributions will be made on the same basis as other allocations. In addition, securities may be sold by the underwriters to securities dealers who resell securities to online brokerage account holders.

LEGAL MATTERS

The validity of the common units offered hereby will be passed upon for us by Proskauer Rose LLP in New York, NY. If certain legal matters in connection with an offering of the securities made by this prospectus and a related prospectus supplement are passed on by counsel for the underwriters or agents of such offering, that counsel will be named in the applicable prospectus supplement related to that offering.

EXPERTS

Suburban

The consolidated financial statements and management’s assessment of the effectiveness of internal control over financial reporting (which is included in Management’s Report on Internal Control over Financial Reporting) of Suburban Propane Partners, L.P. incorporated in this Prospectus by reference to the Annual Report on Form 10-K for the year ended September 24, 2011 have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

Inergy Propane, LLC

The consolidated financial statements of Inergy Propane, LLC and Subsidiaries at September 30, 2011 and 2010 and for each of the three years in the period ended September 30, 2011 included in the Suburban Propane Partners, L.P. Form 8-K dated May 3, 2012 and incorporated by reference into the accompany Prospectus and Registration Statement have been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon, included therein, and incorporated herein by reference, and are included in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

We file annual, quarterly and current reports, proxy statements and other information with the SEC under the Exchange Act. You may read and copy all or any portion of this information at the SEC’s principal office in Washington, D.C., and copies of all or any part thereof may be obtained from the Public Reference Section of the SEC, 100 F Street, N.E., Washington, D.C. 20549 after payment of fees prescribed by the SEC. Please call the SEC at 1-800-SEC-0330 for further information about the public reference room.

The SEC also maintains an Internet website that contains reports, proxy statements and other information about issuers, like Suburban, who file electronically with the SEC. The address of that site is www.sec.gov.

Our Internet website address is www.suburbanpropane.com. This reference to our website is intended to be an inactive textual reference only. Our website and the information contained therein or connected thereto are not incorporated by reference into this prospectus.

Our common units are listed on the New York Stock Exchange, and reports, proxy statements and other information can be inspected at the offices of the NYSE at 20 Broad Street, New York, New York 10005.

We have filed with the SEC a registration statement on Form S-3 to register the common units to be sold in connection with this prospectus. As permitted by the rules and regulations of the SEC, this prospectus, which forms a part of the registration statement, does not contain all of the information included in the registration statement. For further information pertaining to us and the securities offered under this prospectus, reference is made to the registration statement and the attached exhibits and schedules. Although required material information has been presented in this prospectus, statements contained in this prospectus as to the contents or provisions of any contract or other document referred to in this prospectus may be summary in nature and in each instance reference is made to the copy of this contract or other document filed as an exhibit to the registration statement and each statement is qualified in all respects by this reference, including the exhibits and schedules filed therewith. You should rely only on the information incorporated by reference or provided in this prospectus or any supplement to this prospectus. We have not authorized anyone else to provide you with different information. You should not assume that the information in this prospectus or any supplement to this prospectus is accurate as of any date other than the date on the cover page of this prospectus or any supplement. Our business, financial condition, results of operations and prospectus may have changed since that date.

INCORPORATION OF INFORMATION FILED WITH THE SEC

The SEC allows us to “incorporate by reference” information into this prospectus, which means that we can disclose important information to you by referring you to another document filed separately with the SEC. The information incorporated by reference is deemed to be part of this prospectus from the date that we file that document, except for any information that is superseded by subsequent incorporated documents or by information that is contained directly in this prospectus or any prospectus supplement. This prospectus incorporates by reference the documents set forth below that Suburban has previously filed with the SEC and that are not delivered with this prospectus. These documents contain important information about Suburban and its financial condition.

•	Annual Report on Form 10-K for the year ended September 24, 2011, as filed on November 23, 2011 (including Exhibits 101 et seq.).

•

Quarterly Reports on Form 10-Q for the quarterly period ended December 24, 2011, as filed on February 2, 2012, March 24, 2012, as filed on May 3, 2012, and June 23, 2012, as filed on August 2, 2012 and as amended on August 3, 2012 (excluding Exhibits 101 et seq.).

•	Definitive Proxy Statement, filed with the SEC on March 8, 2012.

•	Definitive Additional Materials to our definitive Proxy Statement, filed with the SEC on May 1, 2012.

•	Current Reports on Form 8-K or 8-K/A dated and filed on the following dates (excluding any information in those documents that is deemed by the rules of the SEC to be furnished and not filed):

Dated	Filed
October 20, 2011	October 20, 2011
October 27, 2011	October 27, 2011
November 9, 2011	November 10, 2011
November 10, 2011	November 10, 2011
January 5, 2012	January 6, 2012
January 19, 2012	January 19, 2012
January 19, 2012	January 19, 2012
February 2, 2012	February 2, 2012
April 19, 2012	April 19, 2012
April 19, 2012	April 19, 2012
April 25, 2012	April 26, 2012
May 3, 2012	May 3, 2012
May 3, 2012	May 3, 2012
May 15, 2012	May 15, 2012
May 17, 2012	May 17, 2012

Dated	Filed
May 21, 2012	May 21, 2012
June 1, 2012	June 1, 2012
June 8, 2012	June 8, 2012
June 15, 2012	June 15, 2012
July 6, 2012	July 6, 2012
July 18, 2012	July 18, 2012
July 19, 2012	July 19, 2012
July 19, 2012	July 19, 2012
July 30, 2012	July 30, 2012
August 1, 2012	August 2, 2012
August 6, 2012	August 6, 2012

All documents filed by us pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act (excluding any information in those documents that is deemed by the rules of the SEC to be furnished and not filed) between the date of this prospectus and the termination of the offering of securities under this prospectus shall also be deemed to be incorporated herein by reference. Any statement contained in any document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this prospectus to the extent that a statement contained in this prospectus or in any other subsequently filed document which also is or is deemed to be incorporated by reference in this prospectus modifies or supersedes such statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this prospectus.

We will provide you without charge, upon your written or oral request, a copy of any of the documents incorporated by reference in this prospectus, other than exhibits to such documents which are not specifically incorporated by reference into such documents or this prospectus. Please direct your requests to: Suburban Propane Partners, L.P., P.O. Box 206, Whippany, New Jersey 07981-0206, Telephone No.: (973) 503-9252, Attention: Investor Relations.

Suburban Propane Partners, L.P.

6,300,000 Common Units

Representing Limited Partnership Interests

PROSPECTUS SUPPLEMENT

                    , 2012

Book-Running Managers

Wells Fargo Securities

BofA Merrill Lynch

Citigroup

Credit Suisse

Deutsche Bank Securities

Goldman, Sachs & Co.

J.P. Morgan

Raymond James

Co-Manager

Stifel Nicolaus Weisel